AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 26, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________
FORM 6-K
__________________________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of November 2024
Commission File Number 000-30852
__________________________
GRUPO FINANCIERO GALICIA SA
(The "Registrant")
__________________________
GALICIA FINANCIAL GROUP
(Translation of Registrant’s name into English)
REPUBLIC OF ARGENTINA
(Jurisdiction of incorporation or organization)
Grupo Financiero Galicia SA
Tte. Gral. Juan D. Perón 430, 25th floor
C1038 AAJ - Buenos Aires, Argentina
(Address of principal executive offices)
Diego Rivas, Chief Financial Officer & Compliance
Tel: 54 11 4343 7528, drivas@gfgsa.com
Perón 430, 25° Piso C1038AAJ Buenos Aires ARGENTINA
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
__________________________

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether by furnishing the information contained in this form, the Registrant is also thereby furnishing the information to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

EXHIBIT INDEX

The following exhibits are filed as part of this Form 6-K:

Exhibit

99.1	Operating and financial review and prospects for the years ended December 31, 2023 and 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO FINANCIERO GALICIA S.A.
(Registrant)

Date: November 26, 2024	By:	/s/ Fabián E. Kon
Name: Fabiám E. Kon
Title: Chief Executive Officer

GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Grupo Financiero Galicia S.A.
Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position of Grupo Financiero Galicia S.A. and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of income, other comprehensive income, changes in shareholders´ equity and cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of the expected credit loss allowance

As described in Notes 2.b and 45 to the consolidated financial statements, the Company’s expected credit loss allowance was Ps. 138,300,714 thousand as of December 31, 2023. Management assesses impairment by estimating the expected credit loss allowance in accordance with IFRS 9. Management’s models to determine the expected credit loss allowance involve significant judgement in relation to making assumptions about macroeconomic scenarios to determine the forward-looking factor.

The principal considerations for our determination that the valuation of the expected credit loss allowance is a critical audit matter are: (i) there was significant judgment by management in assessing impairment by estimating the expected credit losses; and (ii) the audit procedures performed related to the assessment of the valuation of the expected credit loss allowance involved significant auditor judgment and effort, as well as the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the valuation of the expected credit loss allowance, including controls over the data and management’s assumptions about macroeconomic scenarios to determine the forward-looking factor. These procedures also included, among others; (i) evaluating the reasonableness of the process followed by management to develop macroeconomic scenarios; (ii) evaluating the reasonableness of the historical and projected macroeconomic data in the scenarios developed by management; and (iii) testing the completeness and accuracy of the data provided by management. Professionals with specialized skill and knowledge were used to assist in the evaluation of the reasonableness of the process and the projected macroeconomic scenarios.

Price Waterhouse & Co. S.R.L.

María Mercedes Baño

Buenos Aires, Argentina
April 26, 2024 except for the effects of the recast of the financial statements to measure them in equivalent purchasing power units as of September 30, 2024, as described in Notes 1.1.(a) to the consolidated financial statements, as to which the date is November 26, 2024.
We have served as the Company’s auditor since 1999.

GRUPO FINANCIERO GALICIA S.A. CONSOLIDATED STATEMENT OF FINANCIAL POSITION
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2023 AND ENDED DECEMBER 31, 2023, IN COMPARATIVE FORMAT
Figures Stated in Thousands of Argentine Pesos (Ps.), Except as Otherwise Stated

Items	Notes	12.31.23	12.31.22
Assets
Cash and Due from Banks	3, 4 and 5	4,023,323,415	2,809,407,083
Cash		2,228,848,927	1,083,368,511
Financial Institutions and Correspondents		1,794,474,488	1,726,038,572
Argentine Central Bank (BCRA)		1,654,202,640	1,543,660,304
Other, Local and Foreign Financial Institutions		140,271,848	182,378,268
Debt Securities at fair value through profit or loss	3, 4 and 6	1,207,056,327	4,973,385,525
Derivative Financial Instruments	3, 4 and 7	71,138,490	20,889,755
Repurchase Transactions	3, 4 and 8	2,358,830,105	725,188,001
Other Financial Assets	3, 4 and 9	359,022,783	351,638,283
Loans and Other Financing	3, 4 and 10	6,210,116,814	7,804,461,715
Non-financial Public Sector		928,980	8,063,621
Argentine Central Bank (BCRA)		82,237	23,113
Other Financial Institutions		55,028,589	85,730,272
Non-financial Private Sector and Residents Abroad		6,422,536,425	8,144,786,288
Expected credit loss allowance		(268,459,417)	(434,141,579)
Other Debt Securities	3, 4 and 11	3,883,122,914	2,301,759,828
Financial Assets Pledged as Collateral	3, 4 and 12	869,937,069	954,807,353
Current Income Tax Assets	13	4,124,118	2,575,284
Investments in Equity Instruments	3, 4 and 14	19,427,399	14,055,309
Equity investments in Associates and Joint Ventures	15	5,342,615	4,185,565
Property, Plant and Equipment	16 and 17	716,134,762	727,052,894
Intangible Assets	18	249,183,915	241,761,035
Deferred Income Tax Assets	19 and 41	382,506,910	45,737,300
Insurance Contract Assets	20	19,798,609	7,047,074
Reinsurance Contract Assets	20	57,684,449	199,094
Other Non-financial Assets	21	156,723,779	158,005,373
Non-current Assets Held for Sale	22	151,024	7,853
Total Assets		20,593,625,497	21,142,164,324
The accompanying Notes and Schedules are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A. CONSOLIDATED STATEMENT OF FINANCIAL POSITION (Continued)
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2023 AND ENDED DECEMBER 31, 2023, IN COMPARATIVE FORMAT
Figures Stated in Thousands of Argentine Pesos (Ps.), Except as Otherwise Stated

Items	Notes	12.31.23	12.31.22
Liabilities
Deposits	3, 4 and 23	11,505,796,543	13,446,018,038
Non-financial Public Sector		133,385,051	261,833,131
Financial Sector		5,601,274	4,405,299
Non-financial Private Sector and Residents Abroad		11,366,810,218	13,179,779,608
Liabilities at fair value through profit or loss	3, 4 and 24	99,752,488	491,036
Derivative Financial Instruments	3, 4 and 7	24,670,981	10,634,605
Repurchase Transactions	3, 4 and 8	47,061,623	—
Other Financial Liabilities	3, 4 and 25	2,566,789,182	2,189,677,467
Financing Received from the Argentine Central Bank and Other Financial Institutions	3, 4 and 26	278,441,132	235,214,442
Debt Securities	3, 4 and 27	186,896,801	422,488,868
Current Income Tax Liabilities	41	549,107,583	55,240,564
Subordinated Debt Securities	3, 4 and 28	414,476,406	285,024,673
Provisions	29 and 46	41,098,207	64,374,723
Deferred Income Tax Liabilities	19 and 41	34,985,050	39,964,297
Insurance Contracts Liabilities	20	213,072,128	8,200,719
Reinsurance Contracts Liabilities	20	4,361,482	—
Other Non-financial Liabilities	30	560,736,440	563,098,363
Total Liabilities		16,527,246,046	17,320,427,795
Shareholders’ Equity
Capital Stock	31	1,474,692	1,474,692
Paid-in capital		17,281,187	17,281,187
Capital Adjustments		1,463,420,048	1,463,420,048
Reserves	31	3,014,837,740	3,130,122,992
Retained Deficit		(1,115,275,003)	(1,097,146,058)
Other Comprehensive Income		4,787,136	1,677,406
Income for the Year		679,674,788	304,906,143
Shareholders’ Equity Attributable to Parent Company´s Owners		4,066,200,588	3,821,736,410
Shareholders’ Equity Attributable to Non-controlling Interests	50	178,863	119
Total Shareholders’ Equity		4,066,379,451	3,821,736,529
The accompanying Notes and Schedules are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A. CONSOLIDATED STATEMENT OF INCOME
FOR THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2023
Figures Stated in Thousands of Argentine Pesos (Ps.), Except as Otherwise Stated

Items	Notes	12.31.23	12.31.22	12.31.21
Interest Income	32	9,583,748,697	4,500,238,666	3,548,172,845
Interest Expense	32	(6,101,063,349)	(3,542,834,980)	(2,211,936,157)
Net Income from Interest		3,482,685,348	957,403,686	1,336,236,688
Fee Income	32	1,102,123,064	1,020,064,288	985,776,830
Fee related Expenses	32	(151,808,347)	(169,238,640)	(154,256,717)
Net Fee Income		950,314,717	850,825,648	831,520,113
Net Income from Financial Instruments Measured at Fair Value through Profit or Loss	32	552,125,644	2,122,455,994	1,169,109,147
Income from Derecognition of Assets Measured at Amortized Cost		84,879,769	3,750,329	202,140
Exchange rate differences on foreign currency	33	1,234,830,632	126,323,250	54,961,052
Other Operating Income	34	769,557,427	463,199,914	313,328,567
Insurance Business Result(*)	35	73,260,638	80,783,637	89,874,531
Impairment Charge	36	(384,380,212)	(329,170,480)	(268,407,246)
Net Operating Income		6,763,273,963	4,275,571,978	3,526,824,992
Personnel Expenses	37	(708,475,735)	(608,224,941)	(567,916,701)
Administrative Expenses	38	(595,116,118)	(563,203,122)	(550,193,753)
Depreciation Expenses	39	(169,889,571)	(174,995,560)	(177,274,009)
Other Operating Expenses	40	(1,140,074,031)	(798,863,949)	(676,875,526)
Loss on net monetary position		(3,061,019,910)	(1,716,089,952)	(972,142,971)
Operating Income		1,088,698,598	414,194,454	582,422,032
Share of profit from Associates and Joint Ventures	15	5,906,299	(2,769,871)	(1,579,260)
Income before Taxes from Continuing Operations		1,094,604,897	411,424,583	580,842,772
Income Tax from Continuing Operations	41	(414,935,179)	(106,518,384)	(200,622,937)
Net Income from Continuing Operations		679,669,718	304,906,199	380,219,835
Net Income for the Year		679,669,718	304,906,199	380,219,835
Net Income for the Year Attributable to parent company´s owners		679,674,788	304,906,143	380,219,835
Net Income for the Year Attributable to Non-controlling Interests	50	(5,070)	56	—
(*) Comparative data for the year ended December 31, 2021 are prepared on an IFRS 4 basis.

GRUPO FINANCIERO GALICIA S.A. CONSOLIDATED STATEMENT OF INCOME
FOR THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2023

Items	Notes	12.31.23	12.31.22	12.31.21
Earnings per Share
Net Income Attributable to parent company´s owners		679,674,788	304,906,143	380,219,835
Net Income Attributable to parent company´s owners Adjusted by dilution effects		679,674,788	304,906,143	380,219,835
Weighted-Average of Ordinary Shares Outstanding for the Year		1,474,692	1,474,692	1,474,692
Diluted Weighted-Average of Ordinary Shares Outstanding for the Year		1,474,692	1,474,692	1,474,692
Basic Earnings per Share	43	460.89	206.76	257.83
Diluted Earnings per Share	43	460.89	206.76	257.83
The accompanying Notes and Schedules are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A. CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME
FOR THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2023
Figures Stated in Thousands of Argentine Pesos (Ps.), Except as Otherwise Stated

Items	Notes	12.31.23	12.31.22	12.31.21
Net Income for the Year		679,669,718	304,906,199	380,219,835
Foreign Currency Adjustment		1,756,060	1,172,992	(48,826)
Income / (Loss) from Financial Instruments at Fair Value through OCI (Item 4.1.2a, IFRS 9)		1,353,670	(7,089,383)	1,066,177
Fair Value through OCI	32	1,890,573	(6,667,430)	1,531,290
Income tax	41	(536,903)	(421,953)	(465,113)
Other Comprehensive (Loss)		—	(113,206)	—
Other Comprehensive (Loss)		—	(140,287)	—
Income tax	41	—	27,081	—
Total Other Comprehensive Income / (Loss) that may be Reclassified to Profit or Loss for the Year		3,109,730	(6,029,597)	1,017,351
Total Other Comprehensive Income / (Loss)		3,109,730	(6,029,597)	1,017,351
Total Comprehensive Income		682,779,448	298,876,602	381,237,186
Total Comprehensive Income Attributable to Parent company´s owners		682,784,518	298,876,546	381,237,186
Total Comprehensive (Loss) / Income Attributable to Non-controlling Interests	50	(5,070)	56	—
The accompanying Notes and Schedules are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A. CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2023, AND ENDED DECEMBER 31, 2023, IN COMPARATIVE FORMAT
Figures Stated in Thousands of Argentine Pesos (Ps.), Except as Otherwise Stated

		Capital Stock	Paid-in Capital		Other Comprehensive Income		Reserves
Changes	Notes	Outstanding	Share Premium	Equity Adjustments	Accumulated Profit from Financial Instruments at Fair Value through OCI	Other	Legal Reserve	Others Reserves	Retained Earnings	Total Shareholders’ Equity Attributable to parent company´s owners	Total Shareholders’ Equity Attributable to Non-Controlling Interests	Total Shareholders’ Equity
Balances as of 12.31.22		1,474,692	17,281,187	1,463,420,048	499,154	1,178,252	43,356,751	3,086,766,241	(792,239,915)	3,821,736,410	119	3,821,736,529
April 25, 2023 Shareholder´s Meeting
Reserve creation		—	—	—	—	—	16,151,755	255,316,236	(271,467,991)	—	—	—
Distribution of Profits
Cash dividends	42 and 50	—	—	—	—	—	—	(386,753,251)	(51,567,097)	(438,320,348)	(119)	(438,320,467)
Other reserves		—	—	—	—	—	—	8	—	8	—	8
Business combination	15	—	—	—	—	—	—	—	—	—	183,933	183,933
Total Comprehensive Income for the Year
Net Income for the Year	43 and 50	—	—	—	—	—	—	—	679,674,788	679,674,788	(5,070)	679,669,718
Other Comprehensive Income for the Year		—	—	—	1,353,670	1,756,060	—	—	—	3,109,730	—	3,109,730
Balances as of 12.31.23		1,474,692	17,281,187	1,463,420,048	1,852,824	2,934,312	59,508,506	2,955,329,234	(435,600,215)	4,066,200,588	178,863	4,066,379,451
The accompanying Notes and Schedules are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A. CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2023, AND ENDED DECEMBER 31, 2023, IN COMPARATIVE FORMAT
Figures Stated in Thousands of Argentine Pesos (Ps.), Except as Otherwise Stated

		Capital Stock	Paid-in Capital		Other Comprehensive Income		Reserves
Changes	Notes	Outstanding	Share Premium	Equity Adjustments	Accumulated Profit (Loss) from Financial Instruments at Fair Value through OCI	Other	Legal Reserve	Others Reserves	Retained Earnings	Total Shareholders’ Equity Attributable to parent company's owners	Total Shareholders' Equity Attributable to Non-Controlling Interests	Total Shareholders’ Equity
Balances as of 12.31.21		1,474,692	17,281,187	1,463,420,048	7,588,537	118,466	23,927,344	2,917,772,063	(708,557,914)	3,723,024,423	63	3,723,024,486
26 April, 2022 Shareholder´s Meeting
Reserve creation		—	—	—	—	—	19,429,407	168,994,140	(188,423,547)	—	—	—
Use of Reserve and distribution of cash dividends	42	—	—	—	—	—	—	—	(200,164,597)	(200,164,597)	—	(200,164,597)
Other reserves		—	—	—	—	—	—	38	—	38	—	38
Total Comprehensive Income for the Year
Net Income for the Year	43 and 50	—	—	—	—	—	—	—	304,906,143	304,906,143	56	304,906,199
Other Comprehensive Income for the Year		—	—	—	(7,089,383)	1,059,786	—	—	—	(6,029,597)	—	(6,029,597)
Balances as of 12.31.22		1,474,692	17,281,187	1,463,420,048	499,154	1,178,252	43,356,751	3,086,766,241	(792,239,915)	3,821,736,410	119	3,821,736,529
The accompanying Notes and Schedules are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A. CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2023, AND ENDED DECEMBER 31, 2023, IN COMPARATIVE FORMAT
Figures Stated in Thousands of Argentine Pesos (Ps.), Except as Otherwise Stated

		Capital Stock	Paid-in Capital		Other Comprehensive Income		Reserves
Changes	Notes	Outstanding	Share Premium	Equity Adjustments	Accumulated Profit (Loss) from Financial Instruments at Fair Value through OCI	Other	Legal Reserve	Others Reserves	Retained Earnings	Total Shareholders’ Equity Attributable to parent company's owners	Total Shareholders' Equity Attributable to Non-Controlling Interests	Total Shareholders’ Equity
Balances as of 12.31.20		1,474,692	17,281,187	1,463,420,048	6,522,360	167,292	23,927,344	3,275,288,764	(1,422,744,704)	3,365,336,983	63	3,365,337,046
Distribution of Profits
Absorption of Retained Earnings		—	—	—	—	—	—	(333,966,955)	333,966,955	—	—	—
Use of Reserve and distribution of cash dividends	42	—	—	—	—	—	—	(23,549,784)	—	(23,549,784)	—	(23,549,784)
Other Reserves		—	—	—	—	—	—	38	—	38	—	38
Total Comprehensive Income for the Year
Net Loss for the Year	43	—	—	—	—	—	—	—	380,219,835	380,219,835	—	380,219,835
Other Comprehensive Income for the Year		—	—	—	1,066,177	(48,826)	—	—	—	1,017,351	—	1,017,351
Balances as of 12.31.21		1,474,692	17,281,187	1,463,420,048	7,588,537	118,466	23,927,344	2,917,772,063	(708,557,914)	3,723,024,423	63	3,723,024,486
____________________
The accompanying Notes and Schedules are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A. CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2023
Figures Stated in Thousands of Argentine Pesos (Ps.), Except as Otherwise Stated

Items	Notes	12.31.23	12.31.22	12.31.21
CASH FLOWS FROM OPERATING ACTIVITIES
Income before Taxes from Continuing Operations		1,094,604,897	411,424,583	580,842,772
Adjustment to Obtain the Operating Activities Flows:
Expected credit loss allowance	36	384,380,212	329,170,480	268,407,246
Depreciation Expenses	39	169,889,571	174,995,560	177,274,009
Loss on Net Monetary Position		3,061,019,910	1,716,089,952	972,142,971
Other Operations		1,420,211,806	1,129,431,656	1,487,441,651
Net (Increases)/Decreases from Operating Assets:
Debt securities measured at fair value through profit or loss		(700,898,409)	212,173,766	(164,739,087)
Derivative Financial Instruments		(50,248,736)	(5,640,588)	24,710,874
Repurchase Transactions		30,602,956	1,620,231	(1,556,195)
Other Financial Assets		24,675,759	(51,864,819)	(96,129,871)
Net Loans and Other Financing
- Non-financial Public Sector		6,248,745	(8,074,129)	89
- Other Financial Institutions		(112,974,811)	111,476,049	114,499,061
- Non-financial Private Sector and Residents Abroad		1,178,653,733	878,352,734	214,624,625
Other Debt Securities		(1,581,363,083)	(1,147,970,249)	(727,979,208)
Financial Assets Pledged as Collateral		84,870,281	(523,948,522)	(85,390,640)
Investments in Equity Instruments		(7,418,292)	1,253,237	77,403,497
Other Non-financial Assets		(68,955,295)	(21,830,490)	9,208,415
Non-current Assets Held for Sale		(143,171)	181	533,270
Net Increases/(Decreases) from Operating Liabilities:
Deposits
- Non-financial Public Sector		(128,448,079)	(55,190,771)	(80,493,774)
- Financial Sector		1,195,976	2,099,113	5,232,106
- Non-financial Private Sector and Residents Abroad		(1,812,969,386)	832,135,018	259,554,004
Liabilities at fair value through profit or loss		99,261,451	(434,300)	925,337
Derivative Financial Instruments		14,036,377	1,926,749	7,647,499
Other Financial Liabilities		389,958,245	(211,471,825)	606,761,934
Provisions		(23,276,517)	10,796,895	(16,121,347)
Other Non-financial Liabilities		152,412,560	21,210,020	2,743,480
Income Tax Payments		(264,365,847)	(190,790,527)	(179,364,871)
NET CASH GENERATED BY OPERATING ACTIVITIES (A)		3,360,960,853	3,616,940,004	3,458,177,847
CASH FLOWS FROM INVESTMENT ACTIVITIES
Payments:
Purchase of PP&E and Intangible Assets		(149,207,280)	(116,321,286)	(121,585,458)
Capital Contributions and purchase of shares in Investments in Subsidiaries, Associates, and Joint Ventures		(5,081,160)	(4,880,021)	(2,557,211)
Payments for business combinations	15.3	(22,475,933)	—	—
Collections:		—	—	—
Sale of PP&E and Intangible Assets		9,707,122	3,815,941	7,950,872
Dividends earned		2,046,202	—	12,708,610
Sales of Investments in Subsidiaries, Associates and Joint Ventures		—	—	552,485
NET CASH USED IN INVESTMENT ACTIVITIES (B)		(165,011,049)	(117,385,366)	(102,930,702)
CASH FLOWS FROM FINANCING ACTIVITIES
Payments:
Unsubordinated Debt Securities		(316,861,607)	(251,973,986)	(208,571,766)
Loans from Local Financial Institutions		(676,762,714)	(322,823,845)	(217,015,073)
Dividends	42	(361,386,136)	(133,474,670)	(23,549,784)
Leases payments	16	(12,846,530)	(16,793,805)	(21,229,293)
Collections:
Debt Securities		151,227,546	423,263,190	292,033,053
Loans from Local Financial Institutions		753,468,749	471,049,679	281,396,671
NET CASH (USED IN)/GENERATED BY FINANCING ACTIVITIES (C)		(463,160,692)	169,246,563	103,063,808
EXCHANGE INCOME ON CASH AND CASH EQUIVALENTS (D)		2,084,412,920	1,128,632,321	542,884,441
NET INCREASE IN CASH AND CASH EQUIVALENTS (A+B+C+D)		4,817,202,032	4,797,433,522	4,001,195,394
MONETARY LOSS RELATED TO CASH AND CASH EQUIVALENTS		(6,559,306,636)	(4,318,829,814)	(3,143,245,921)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	5	8,328,438,383	7,849,834,675	6,991,885,202
CASH AND CASH EQUIVALENTS AT END OF THE YEAR	5	6,586,333,779	8,328,438,383	7,849,834,675

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2023 AND ENDED DECEMBER 31, 2023, PRESENTED IN COMPARATIVE FORMAT
Figures Stated in Thousands of Pesos (Ps.) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

NOTE 1. ACCOUNTING POLICIES AND BASIS FOR PREPARATION
Grupo Financiero Galicia S.A. (hereinafter, “the Company”, and jointly with its subsidiaries, “the Group”) is a financial services holding company incorporated on September 14, 1999, under the laws of Argentina. The Company’s main asset is its interest in Banco de Galicia y Buenos Aires S.A.U. (hereinafter, “Banco Galicia” or “the Bank”) which is a private bank offering a wide range of financial services, both to individuals and companies. Likewise, the Company has a controlling interest in: Tarjetas Regionales S.A. (hereinafter, “Naranja X”), which maintains investments related to the issuance of credit cards and services for managing personal and commercial finance; Sudamericana Holding S.A., a company engaged in the insurance business; Galicia Asset Management S.A.U., a mutual fund management company; Galicia Warrants S.A., a warrant issuing company; IGAM LLC, a company engaged in assets management; Galicia Securities S.A.U. a settlement and compensation agent and Trading Agent – Own Portfolio; Agri Tech Investments LLC, a company that seeks to provide a digital ecosystem that optimizes agricultural management in a practical and integrated way; Galicia Investments LLC and Galicia Ventures LP, companies dedicated to facilitating investment initiatives within the Open Innovation and Corporate Venturing program; and Galicia Holdings US Inc., parent company of Galicia Capital US LLC, a company dedicated to reaching new customers by incorporating a wide range of financial instruments and enabling the development of innovative credit products.
These consolidated financial statements were approved and authorized for publication through Minutes of Board of Directors’ Meeting No. 706 dated April 26, 2024, except for the application of IAS 29 to re-measure the consolidated financial statements in the current currency as of September 30, 2024, as explained in Note 1.1.(a), which was approved by the Board of Directors on Meeting No.727 dated November 26, 2024.
1.1.    BASIS FOR PREPARATION
These consolidated financial statements have been prepared in accordance and in compliance with IFRS Accounting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB") and the interpretations issued by the International Financial Reporting Interpretation Committee (IFRIC). All the IFRSs in force as of the date of preparation of these consolidated financial statements have been applied.
In Argentina, the Group is subject to the provisions of Article 2, Section I, Chapter I of Title IV: Periodic Information Regime of the National Securities Commission (CNV) regulations and it is required to present its financial statements in accordance with the valuation and disclosure criteria set forth by the Argentine Central Bank.
The Argentine Central Bank, through Communication “A” 5541 and its amendments, established a convergence plan towards the adoption of IFRS as issued by the IASB, and the interpretations issued by the IFRIC, for the entities under its supervision, effective for fiscal years commencing January 1, 2018, with certain exceptions.
The Group has presented its local financial statements under these rules on March 4, 2024. Shareholders’ equity under the rules of the Argentine Central Bank is presented in Note 52.8.
Management believes that these consolidated financial statements fairly present the Group’s financial position, financial performance and cash flows, in accordance with IFRS.
The preparation of the consolidated financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Groups´ accounting policies.
The areas involving a greater degree of judgment or complexity, or areas where assumptions and estimates are significant for the consolidated financial statements are disclosed in Note 2.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(a)    Purpose of these recast consolidated financial statement
On April 26, 2024, the Company filed with the SEC its 2023 Form 20-F which included its audited consolidated financial statements as of December 31, 2023, and 2022 and for the three-years in the period ended December 31, 2023 (the “Audited Consolidated Financial Statements”). These Audited Consolidated Financial Statements were presented in current Argentine pesos at the end of the reporting year (December 31, 2023) in accordance with IAS 29, as further described in Note 1.c).
The Company expects to file a Form F-3 in November 2024. According to SEC rules, the Company will incorporate by reference into the F-3 its latest unaudited consolidated condensed interim financial statements as of and for the three and nine months periods ended September 30, 2024. These unaudited consolidated condensed interim financial statements were presented in current Argentine pesos at the end of the reporting period (September 30, 2024) in accordance with IAS 29. As a result, the Company is required to recast its Audited Consolidated Financial Statements, which will also be incorporated by reference in the Form F-3, to measure them in equivalent purchasing power units as of September 30, 2024, the most recent financial period incorporated by reference in the Registration Statement, in accordance with IAS 29 (the “Recast Audited Consolidated Financial Statements”).
The National Consumer Price Index as of September 30, 2024 was 7,122.2 and the cumulative variation in prices for the nine-month period then ended was 202%
(b)    Going Concern
As of the date of these consolidated financial statements, there are no uncertainties related to events or conditions that may cast significant doubt upon the Group´s ability to continue as a going concern.
(c)    Measurement Unit
IAS 29 “Financial Reporting in Hyperinflationary Economies” requires that the financial statements of an entity whose functional currency is that of a hyperinflationary economy be restated in terms of the current measurement unit as of the reporting period-end, irrespective of whether they are based on the historical cost or the current cost method. Accordingly, in general terms, non-monetary items should be adjusted for inflation occurring since the acquisition date or since the revaluation date, as the case may be. These requirements are also applicable to the comparative information reported in the financial statements. According to IAS 29, monetary assets and liabilities are not required to be restated, for they are stated in the measurement unit as of the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements will be adjusted on the basis of such agreements. Non-monetary items measured at their fair values at the end of the reporting period, such as net realizable value or otherwise, will not be restated. The other non-monetary assets and liabilities will be restated by applying a general price index. The income (loss) from the net monetary position will be charged to net income for the reporting period in a separate item.
In order to conclude whether a given economy qualifies as hyperinflationary pursuant to the terms of IAS 29, the standard sets forth certain factors that should be considered, including a three-year cumulative inflation rate reaching or exceeding 100%.
The Group has applied IAS 29, Financial Reporting in hyperinflationary Economy, in preparing these consolidated financial statements for all years presented.
These consolidated financial statements are based on a historical cost.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(d)    New Accounting Standards
The Group has applied the following standards for the first time as of January 1, 2023:

Amendments to IAS 1 Presentation of Financial Statements, IFRS Practice Statement 2 and IAS 8 Accounting Standards, Changes in Accounting Estimates and Errors.
Item	The IASB amended IAS 1 Presentation of Financial Statements to require companies to disclose material accounting standards if its omission affects users' understanding of financial statements of other material information, rather than significant accounting standards. In support of this amendment, the Board also amended IFRS Practice Statement 2 Making Judgments Related to Materiality to provide guidance on how to apply the concept of materiality to accounting standard disclosures.
Publication date	February 2021
Effective date	Fiscal year beginning on or after January 1, 2023.
Impact	It does not have a significant impact on the Group's financial statements.

Amendments to IAS 12 - Deferred taxes related to assets and liabilities derived from a single transaction.
Item	These amendments require companies to recognize deferred taxes on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences.
Publication date	May 2021
Effective date	Fiscal year beginning on or after January 1, 2023.
Impact	It does not have a significant impact on the Group's financial statements.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Annual improvements - IFRS 11 and IFRS 15
IFRS 11 Disposal of Long-Lived Assets and Discontinued Operations and NIF C-11, Stockholders' Equity: It incorporates the accounting treatment in the event that in a distribution of dividends or capital reimbursement through long-lived assets there is a difference between the book value of the long-lived assets held to distribute to owners that will be used to settle said transaction and the liability recognized on the date that the dividends or capital reimbursements are settled.
Item	IFRS 15 Translation of Foreign Currencies: Modifies the practical solution to not translate the financial statements from the recording currency to the functional currency, in order to be precise and make it clearer that in the event that they do not have subsidiaries or controllers, they must also meet the requirement of not having users who require the financial statements considering the effects of the translation to the functional currency.
Publication date	March 2023.
Effective date	As of January 2023.
Impact	It does not have a significant impact on the Group's financial statements.

IAS 33 - Earnings per Share
Item	Establishes rules for calculating and presenting basic earnings per share (EPS), both in ordinary and dilution situations. Certain aspects related to preferred dividends are clarified and indications are given on how to determine if certain financial instruments are dilutive or not for the EPS calculation. Additionally, it is specified that the shares issued for the translation of a financial instrument must be considered in the calculation of the basic EPS from the date the corresponding contract is signed.
Publication date	March 2023.
Effective date	As of January 2023.
Impact	It does not have a significant impact on the Group's financial statements.

IFRS 17 “Insurance contracts.”
Item	It provides a comprehensive, principles-based framework for the measurement and presentation of all insurance contracts. The new standard will replace IFRS 4 “Insurance contracts” requires an entity to recognize the profit of a group of contracts throughout the period in which the entity provides the services, and as the entity is released from risk. If a group of contracts contains or becomes loss-producing, the entity is required to immediately recognize those losses. The standard also requires that income from insurance ordinary activities, insurance service expenses and insurance finance income or expenses be presented separately.
Publication date	May 2017, with modifications in June 2020 and December 2021.
Effective date	1st. January 2023.
Impact	As of the date of adoption, it resulted in a decrease in equity and net income of Ps.67,239 (Ps.422,085 expressed in closing currency).
On January 1, 2023, the Group adopted IFRS 17 ‘Insurance Contracts’. As required by the Standard, the Group applied the requirements retrospectively as from the transition date (January 1, 2022) with comparative data for periods before the transition date presented as previously published under IFRS 4 ‘Insurance Contracts’. IAS 1 ‘Presentation of Financial Statements’ requires that a third statement of financial position as of the transition date of January 1, 2022 to be disclosed, since the impact of the application is not material the Group decided not to present such statement.

The Group has determined that reasonable and supportable information was available for all contracts in force at the transition date. Accordingly, the Group has: identified, recognized and measured each group of insurance contracts and each insurance acquisition cash flows asset in this category as if IFRS 17 had always applied; derecognized any existing balances that would not exist if IFRS 17 had always applied; and recognized any resulting net difference in equity. At the transition date, the implementation of this Standard was not material for the Group.
(e)    New accounting standards and amendments issued by the IASB that have not been adopted by the Group
The new standards, amendments and interpretations published are detailed below; however, they have not yet come into force for fiscal years commenced January 1, 2023, and have not been early adopted by the Group:

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amendments to IAS 1 - Presentation of Financial Statements on the Classification of Liabilities.
Item	The amendments to IAS 1 clarify that liabilities will be classified as current or non-current depending on the rights that exist at the end of the reporting period. This classification is not affected by the entity's expectations or events that occurred after the reporting date, it also clarifies what IAS 1 refers to when it refers to the “settlement” of a liability.
Publication date	November 2022.
Effective date	As of January 2024.
Impact	It is estimated that the application of this standard does not have a significant impact on the Group's financial statements.

Amendments to IFRS 16 - Leaseback.
Item	These amendments include requirements for leaseback transactions in IFRS 16 in order to explain how an entity accounts for a leaseback after the transaction date. Leaseback transactions where some or all of the lease payments are variable payments that do not depend on an index or rate are likely to be affected.
Publication date	September 2022.
Effective date	As of January 2024.
Impact	It is estimated that the application of this standard does not have a significant impact on the Group's financial statements.

Amendments to IAS 7 and IFRS 7 - Disclosures about Supplier Financing Arrangements (SFAs)
Item	These amendments include specific disclosures about vendor financing arrangements (SFAs) in order to assess how they affect an entity's liabilities, cash flows, and liquidity risk. As well as to increase the transparency of these agreements.
Publication date	May 2023.
Effective date	As of January 2024.
Impact	No significant impact on the Group's financial statements.

Amendments to IAS 21 - Lack of Exchangeability
Item	The amendment provides guidance for entities to apply a consistent approach to the assessment of whether a currency is convertible at the measurement date and for a specific purpose, and if not, the determination of the exchange rate to be used for measurement purposes and the disclosures to be provided in their financial statements. A currency is convertible when there is the possibility of exchanging it for another currency, with normal administrative delays, and the transaction occurs through markets or exchange mechanisms that create enforceable rights and obligations.
Publication date	August 2023.
Effective date	As of January 2025.
Impact	It is estimated that the application of this standard does not have a significant impact on the Group's financial statements.
There are no other IFRS or IFRIC interpretations that are not effective and that are expected to have a significant impact on the Group.
1.2.    CONSOLIDATION
Subsidiaries are those entities, including structured entities, where the Group is in control because (i) it has the power to direct relevant activities of the investee, which significantly affect its returns; (ii) it has exposure, or rights, to variable returns for its interest in the investee; and (iii) it has the ability to use its power over the investee to affect the amount of the investor’s returns. The existence and effect of the substantive rights, including potential voting rights, are considered when evaluating whether the Group has control over another entity. For a right to be substantive, the holder must have the practical ability to exercise it whenever necessary to make decisions on the direction of the relevant activities of the entity. The Group may be in control of an entity even when possessing less than the majority of the voting rights.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Likewise, the protective rights of other investors, such as those related to substantive changes in the activities of the investee or applied only in exceptional circumstances, do not prevent the Group from having control over an investee. The subsidiaries are consolidated from the date the control is transferred to the Group, and they cease to be consolidated as of the date on which the control ceases.
The subsidiaries which have been consolidated in these Consolidated Financial Statements are detailed in Note 15.
For the purpose of consolidating its financial statements, the Group used the subsidiaries’ financial statements for the year ended December 31, 2023. The accounting policies applied by Sudamericana Holding SA. are established by the National Insurance Superintendency and have been adjusted to those applied by the Group in preparing its consolidated financial statements.
Intercompany transactions, balances and unrealized gains on transactions between Group’s companies were eliminated. See Note 51.
Non-controlling interest in the results and equity of consolidated subsidiaries are shown separately in the consolidated statement of income, consolidated statement of other comprehensive income, consolidated statement of changes in shareholder’s equity and consolidated statement of financial position, respectively.
In accordance with the provisions of IFRS 3 “Business combinations”, the acquisition method is used to account for the acquisition of subsidiaries. The identifiable assets and liabilities acquired, and contingent liabilities assumed in a business combination are measured at their fair values on the acquisition date.
Goodwill is measured as the excess of the aggregate of the consideration transferred, the amount of any non-controlling interest in the acquiree and, in a business combination achieved in stages, the fair value of the acquirer’s previously held equity interest in the acquiree; over the net of the acquisition date amounts of the identifiable assets acquired and the liabilities assumed.
The consideration transferred in a business combination is measured at the fair value of the assets transferred by the acquirer, the liabilities assumed by the acquirer with the previous owners of the investee, and the equity instruments issued by the acquirer. The transaction costs are recognized as expenses in the periods in which the costs have been incurred and the services have been received, except for the transaction costs incurred to issue equity instruments that are deducted from equity, and the transaction costs incurred to issue debt that are deducted from their carrying amount.
1.3.    TRANSACTIONS WITH NON-CONTROLLING INTEREST
The Group treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the Group. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to non-controlling interests and any consideration paid or received is recognized within equity attributable to owners of the Group.
1.4.    ASSOCIATES
Associates are entities over which the Group has significant direct or indirect influence, but not control; generally, this implies holding between 20 and 50 percent of the voting rights. Investments in associates are accounted for using the equity method and are initially recognized at cost. The carrying amount of the associates includes the goodwill identified in the acquisition less the accumulated impairment losses, if any. Dividends received from associates reduce the carrying amount of the investment. Other changes subsequent to the acquisition of the Group’s interest in the net assets of an associate are recognized as follows: (i) the Group’s interest in the profits or losses of the associates is accounted under Share of Profit from Associates and Joint Ventures in the consolidated statement of income and (ii) the Group’s interest in other comprehensive income is recognized in the consolidated statement of other comprehensive income and presented separately. However, when the Group’s share in losses in an associate equal or exceeds its interest in it, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Unrealized profits on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates; unrealized losses are also eliminated unless the transaction provides evidence of impairment in the transferred asset.
1.5.    SEGMENT REPORTING
An operating segment is a component of an entity (a) that conducts business activities from which it can earn revenues and incur expenses (including revenues and expenses related to transactions with other components of the same entity); (b) whose operating income is regularly reviewed by the Group´s CODM (chief operating decision maker) to make decisions about the resources to be allocated to the segment and assess its performance; and (c) for which confidential financial information is available.
Segment reporting is presented consistently with the internal reports submitted to the Board of Directors (CODM of the Group), which is responsible for making the Group’s strategic decisions, allocating resources and assessing the performance of the operating segments.
1.6.    FOREIGN CURRENCY TRANSLATION
(a)    Functional Currency and Presentation Currency
The figures included in the consolidated financial statements of the Group´s entities are stated in their functional currency, that is, the currency used in the primary economic environment where it operates. The consolidated financial statements are stated in Argentine pesos (Ps.), which is the Group’s functional and presentation currency. See Note 1.1.
(b)    Transactions and Balances
The transactions in foreign currency are translated into the functional currency using the exchange rate at the dates of the transactions. Profits and losses in foreign currency resulting from the settlement of these transactions and the translation of monetary assets and liabilities in foreign currency at closing exchange rate, are recognized under “Exchange rate differences on gold and foreign currency” in the statement of income, except when they are deferred in equity by transactions which qualify as cash flows hedges, if appropriate.
Assets and liabilities in foreign currency are measured at the reference exchange rate of the US dollar defined by the Argentine Central Bank at the closing of operations on the last business day of each month.
As of December 31, 2023, and December 31, 2022, balances in U.S. Dollars were translated at the reference exchange rate (Ps.808.48 and Ps.177.13, respectively) established by the Argentine Central Bank. Foreign currencies other than the US dollar have been translated into this currency using exchange rates reported by the Argentine Central Bank.
1.7.    CASH AND DUE FROM BANKS
The item Cash and Due from Banks includes the available cash and bank deposits freely available, which are short-term instruments with maturity less than three months from the origination date.
The assets disclosed under cash and due from banks are accounted for at their amortized cost which approximates its fair value.
1.8.    FINANCIAL INSTRUMENTS
Initial Recognition
The Group recognizes a financial asset or liability in its consolidated financial statements, as appropriate, when it becomes part of the contractual clauses of the financial instrument. Purchases and sales are recognized at the trading date when the Group buys or sells the instruments.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Upon initial recognition, the Group measures financial assets or liabilities at fair value, plus or less, for instruments not recognized at fair value through profit or loss, transaction costs that are directly attributable to the acquisition, such as fees and commissions.
When the fair value differs from the cost value of the initial recognition, the Group recognizes the difference as follows:
a.    When the fair value is according to the market value of the financial asset or liability or is based on a valuation technique solely using market values, the difference is recognized as profit or loss, as appropriate.
b.    In other cases, the difference is deferred and the recognition over time of the profit and loss is individually determined. The difference is amortized over the life of the instrument until the fair value can be measured based on market values.
Financial Assets
a.    Debt Securities
The Group considers as debt securities those instruments considered financial liabilities for the issuer, such as loans, government and private securities and bonds.
Classification
As established by IFRS 9, the Group classifies financial assets according to how they are subsequently measured: at amortized cost, at fair value through other comprehensive income, or at fair value through profit or loss, based on:
•the Group’s business model to manage financial assets; and
•the characteristics of contractual cash flows of the financial asset.
Business Model
The Business Model refers to the way in which the Group manages a set of financial assets to reach a specific business objective. It represents the way the Group manages its financial instruments to generate cash flows.
Business models that the Group can follow are listed below:
•Hold the instruments to collect its contractual cash flows;
•Hold the instruments in the portfolio to collect contractual cash flows and, in turn, sell them when deemed convenient; or;
•Hold the instruments for trading.
The Group’s Business Model does not depend on the intentions that it may have for an individual instrument. Therefore, this condition is not an instrument-by-instrument classification approach, but it is determined from a higher level of aggregation.
The Group only reclassifies an instrument when, and only when, the business model for managing financial assets is modified. Such change is not expected to be frequent, and changes have not been recorded during this fiscal year.
Characteristics of Contractual Cash Flows
The Group assesses whether the cash flow of grouped instruments is not significantly different from the flow that would receive solely for interest and capital; otherwise, they shall be measured at fair value through profit or loss.
Based on the foregoing, there are three categories of Financial Assets:
(i)    Financial assets measured at amortized cost:

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Financial assets are measured at amortized cost when:
(a)    the financial asset is held within a business model whose objective is to hold financial assets to collect contractual cash flows; and
(b)    the contractual conditions of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and interest on the outstanding principal amount.
These financial instruments are initially recognized at fair value plus the incremental and directly attributable transaction costs and are subsequently measured at amortized cost.
The amortized cost of a financial asset is equal to its acquisition cost less its accumulated amortization plus accrued interest (calculated according to the effective interest method), net of any impairment loss.
(ii)    Financial assets at fair value through other comprehensive income:
Financial assets are measured at fair value through other comprehensive income when:
(a)    the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and
(b)    the contractual conditions of the financial asset give rise, on specified dates, to cash flows which are solely payments of principal and interest on the outstanding amount.
These instruments are initially recognized at their fair value plus the incremental and directly attributable transaction costs and are subsequently measured at fair value through other comprehensive income. Profits and losses arising from the changes in fair value are included in other comprehensive income within a separate equity component. Impairment losses or reversals, income for interest and exchange profits and losses are recognized through profit or loss. Upon its sale or disposal, the accumulated profit or loss previously recognized through other comprehensive income is reclassified to the statement of income.
(iii)    Financial assets at fair value through profit or loss:
Financial assets at fair value through profit or loss comprise:
• Instruments held for trading;
•Instruments specifically designated at fair value through profit or loss; and
•Instruments whose contractual terms do not represent cash flows that are solely payments of principal and interest on the outstanding amount.
These financial instruments are initially recognized at fair value and any gain o loss is recognized in the statement of income as they are realized.
The Group classifies a financial instrument as held for trading if it is acquired or incurred for the main purpose of selling or repurchasing it in the short term, or if it is part of a portfolio of financial instruments that are jointly managed and for which there is evidence of short-term earnings, or is a derivative financial instrument not designated as a hedging instrument. Derivative instruments and held-for-trading securities are classified as held for trading and measured at fair value.
b.    Equity Instruments
Equity instruments are so considered by its issuer; this means that they are instruments which do not contemplate a contractual obligation to pay cash, and which evidence a residual interest on the issuer’s asset after deducting its entire liabilities.
Such instruments are measured at fair value through profit or loss, except when, at the time of the initial recognition, the irrevocable option had been exercised to measure them at fair value through Other Comprehensive Income. This method is only applicable when the instruments are not held for trading and income shall be accounted in other comprehensive

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
income with no reclassification to profit or loss, even when they are realized. Dividends receivable arising from such instruments shall be recognized through profit or loss solely when the Group is entitled to collect the payment.
Financial Liabilities
Classification
The Group classifies their financial liabilities at amortized cost, using the effective interest rate method, except for:
•Financial liabilities measured at fair value through profit or loss, including derivative financial instruments.
•Liabilities arising from the transfer of financial assets not complying with the derecognition criteria.
•Financial guarantee contracts.
•Loan commitments at a lower than market rate.
Financial liabilities measured at fair value through profit or loss: the Group may choose to use, at the beginning, the irrevocable option to designate a liability at fair value through profit or loss, if, and only if, in doing so, it reflects a better measurement of financial information because:
• the Group eliminates or significantly reduces measurement or recognition inconsistency which would otherwise be exposed in the valuation;
•if financial assets and liabilities are managed and their performance is assessed on a fair value basis, according to a documented investment or risk management strategy; or
•a host contract contains one or more embedded derivative instruments, and the Group has opted for designating the entire contract at fair value through profit or loss.
Financial guarantee contracts: Financial guarantee contracts are those contracts requiring the issuer to make specific payments to reimburse the holder for the loss incurred when a specific debtor does not comply with its payment obligation on maturity, in accordance with the original or amended terms of a debt instrument.
Financial guarantee contracts are initially measured at fair value, and subsequently measured at the higher of the amount of the loss allowance and the amount initially recognized less, when appropriate, the cumulative amount of income recognized.
Derecognition of Financial Instruments
Financial Assets
A financial asset or, where applicable, a part of a financial asset or a part of a group of similar financial assets, is derecognized when: (i) the rights to receive cash flows from the asset have expired; or (ii) the Group has transferred its rights to receive cash flows from the asset, or has assumed an obligation to pay all of the cash flows received immediately to a third party under a pass-through agreement; and all the risks and rewards of the asset have also been substantially transferred, or, in case all the risks and rewards of the asset had not been substantially transferred or retained, the control of the asset has been transferred.
When the contractual rights of receiving the cash flows generated by the asset have been transferred, or a transfer agreement has been executed, the entity assesses if it has retained, and to what extent, the risks and awards inherent in asset ownership. When substantially all the risks and rewards inherent in asset ownership have not been transferred or retained, nor has control of the asset been transferred, the asset continues to be recognized to the extent of its continued involvement over it.
In this case, the related liability is also recognized. The transferred asset and the related liability are measured in such a way so as to reflect the rights and obligations that the Group had retained.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
A continuing involvement that takes the form of a collateral on the transferred asset is measured as the smallest amount between (i) the original carrying amount of the asset, and (ii) the maximum amount of consideration received that would be required to be returned.
Financial Liabilities:
A financial liability is derecognized when the obligation, has been cancelled, or has expired. When an existing financial liability is exchanged by another of the same borrower under significantly different conditions, or the conditions are significantly modified, such exchange or modification is treated as a derecognition of the original liability and a new liability is recognized, the difference between the value in books of the initial financial liability and the consideration paid is recognized in the Consolidated Statement of Income.
1.9.    DERIVATIVE FINANCIAL INSTRUMENTS
Derivative Financial instruments, including foreign currency contracts, futures, forward contracts, interest rate swaps, cross currency swaps, interest rate options and foreign currency options are recorder at their fair value.
All derivative financial instruments are recorder as assets when the fair value is positive and as liabilities when the fair value is negative, against the agreed price. The changes in the fair value of derivative financial instruments are recognized in profit or loss.
In these consolidated financial statements, the Group has not applied hedge accounting.
1.10.    REPURCHASE TRANSACTIONS
Reverse Repurchase Transactions
According to the derecognition principles in IFRS 9, these transactions are considered as secured borrowings, since the risk has not been transferred to the counterpart.
Financing granted through reverse repurchase transactions are recorded under “Repurchase Transactions” accounts, classified by counterparty and considering the asset received as collateral.
At the closing of each month, accrued interest receivable is imputed to the “Repurchase Transactions” account with offsetting entry in “Interest Income”.
The underlying assets received for the reverse repurchase transactions will be recorded in Off-Balance Sheet Items. The assets received that have been sold by the Group are not deducted, but derecognized only when the repo transaction finishes, recording a liability in kind for the obligation to deliver the security sold.
Repurchase Transactions
Financing received through repurchase transactions are recorded under “Repurchase Transactions” accounts, classified by counterparty and considering the asset pledged as collateral.
In these transactions, when the receiver of the underlying asset obtains the right to sell it or pledge it as collateral, this is reclassified to the “Financial Assets Pledged as Collateral” accounts.
At the closing of each month, accrued interest payable is imputed to the “Repurchase Transactions” account with offsetting entry in “Interest Expenses”.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1.11.    EXPECTED CREDIT LOSS ALLOWANCE
The Group assesses on a forward-looking basis the expected credit loss (“ECL”) associated with its debt instruments assets carried at amortized cost and FVOCI, together with the exposure arising from loan commitments and financial guarantee contracts. The Group recognizes a loss allowance for such losses at each reporting date. The measurement of ECL reflects:
•An unbiased and probability-weighted amount is determined by evaluating a range of possible outcomes,
•The time value of money, and
•Reasonable and supportable information that is available without undue cost or effort at the reporting date about past events, current conditions and forecasts of future economic conditions.
Note 45 provides more detail of how the expected credit loss allowance is measured.
1.12.    LEASES
1.12.1.    Lease activities of the Group
The Group is the lessee of various properties to be used in its ordinary course of business. Lease contracts are generally made for fixed periods, from 1 to 20 years, but in some cases, there may be price agreements for shorter periods with extension options. Lease terms are individually negotiated and contain a wide range of different terms and conditions.
From January 1, 2019, leases are recognized as a right-of-use asset and a corresponding liability, on the date at which the leased asset is available for use by the Group.
Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:
•fixed payments (including in-substance fixed payments), less any lease incentives receivable;
•variable lease payments based on an index or a rate, initially measured using the index or rate on the initial date;
•amounts expected to be payable by the lessee under residual value guarantees;
•the exercise price of a purchase option if the lessee is reasonably certain to exercise that option; and
•payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.
Lease payments to be made under reasonably certain extension options are also included in the measurement of the liability.
The lease payments are discounted using the interest rate implicit in the lease, if it can be determined; or otherwise, the Group’s incremental borrowing rate will be applied, which is the rate that the lessee would have to pay to borrow the necessary funds to obtain an asset of similar value to the right-of- use asset, in a similar economic environment with similar terms, security and conditions.
Lease payments are allocated between principal and finance cost. The finance cost is charged to profit or loss over the lease period, to produce a constant, periodic interest rate on the remaining balance of the liability for each period.
Right-of-use assets are measured at their cost, comprising the following:
•the amount of the initial measurement of the lease liability;
•any lease payment made on or before the initial date, less any lease incentives received;
•any initial direct cost; and
•restoration and dismantling costs.
Right-of-use assets are depreciated over the shorter of the asset useful life and the lease term on a straight-line method.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Payments related to short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less that do not contain a bargain purchase option. Low-value assets are mainly small physical spaces to place equipment which are owned by the Bank.
1.12.2.    Extension and Termination Options
The extension and termination options that are included in several Property, Plant and Equipment leases were considered to determine the term of the lease. These options are used to maximize the operational flexibility in terms of managing the assets used in our operations. Most of the extension and termination options held are exercisable only by the Group and not by the respective lessor.
1.13.    PROPERTY, PLANT AND EQUIPMENT
Assets are measured at their acquisition or construction cost, net of accumulated depreciations and/or accumulated impairment losses, if any. The cost includes the expenses directly attributable to the acquisition or construction of the items.
Property, Plant and Equipment acquired through business combinations were initially valued at the estimated fair value at the acquisition date.
Subsequent costs are included in the value of the asset or are recognized as a separate asset, as appropriate, if and only if they are likely to generate future economic benefits for the Group, and its cost can be reasonably measured. When improvements are made to the asset, the carrying amount of the replaced asset is derecognized, the new asset being amortized for the remaining useful life.
Repair and maintenance costs are recognized in the consolidated statement of income for the year in which they are incurred.
The depreciation of these assets is calculated using the straight-line method to allocate their cost over, their estimated useful lives. If an asset includes significant components with different useful lives, they are recognized and depreciated as separate items.
The residual values of Property, Plant and Equipment, the useful lives and the depreciation methods are reviewed and adjusted if necessary, at the closing date of each fiscal year, or when there is evidence of impairment.
The book value of the Property, Plant and Equipment is immediately reduced to its recoverable amount when it is greater than the estimated recoverable value.
Profits and losses from the sale of Property, Plant and Equipment items are determined by comparing the proceeds from the disposal to the carrying amount of the respective asset and are charged to income.
1.14.    INTANGIBLE ASSETS
1.14.1.    Licenses
Licenses acquired individually are initially valued at cost, while those acquired through business combinations are recognized at their estimated fair value at the acquisition date.
At the closing date of these consolidated financial statements, intangible assets with a finite useful life are presented net of accumulated depreciation and/or accumulated impairment losses, if any. These assets are subject to impairment tests annually, or when there is evidence of impairment.
The licenses acquired by the Group have been classified as intangible assets with a finite useful life, being amortized on a straight-line basis over the period of the license.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Intangible assets with an indefinite useful life are the assets arising from contracts or other legal rights, that can be renewed without significant cost, and for which, based on an analysis of all relevant factors, there is no foreseeable limit of the period along which the asset is expected to generate net cash flows for the Group. These intangible assets are not amortized, but are subject to impairment tests, annually or when there is evidence of impairment, either individually or at the level of the cash generating unit. The determination of the indefinite useful life is annually reviewed to confirm if it continues being applicable.
1.14.2.    Software
The costs related to software maintenance are recognized as expense when incurred. The development, acquisition and implementation costs that are directly attributable to software design and testing, identifiable and monitored by the Group, are recognized as assets.
The costs incurred in software development, acquisition or implementation, recognized as intangible assets, are amortized by applying the straight-line method over their estimated useful lives.
1.15.    ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS
1.15.1.    Assets Held for Sale
The assets, or group of assets, classified as available for sale in accordance with the provisions of IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations,” will be disclosed separately from the rest of the assets.
Non-current assets or disposal groups (including the loss of control over a subsidiary) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. In order for an asset to be classified as held for sale, it must meet the following conditions:
•it must be available for immediate sale in its current condition;
•Management must be committed to a plan to sell the asset and must have initiated an active program to locate a buyer and complete the plan;
•the asset must be actively marketed for sale at a reasonable price in relation to its current fair value;
•the sale is expected to be completed within 12 months from its reclassification date; and
•it is unlikely that the plan will be significantly changed or withdrawn.
The assets, or groups of assets, classified as held for sale in accordance with the provisions of IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”, are measured at the lower of their carrying amount and fair value less costs to sell and are restated in accordance with Note 22.
Non-current assets (including those that are part of a disposal group) are not depreciated or amortized while they are classified as held for sale
1.15.2.    Discontinued Operations
A discontinued operation is a component of the Group that has been disposed of, or that has been classified as held for sale, and complies with any of the following conditions:
•it represents line of business or a geographical area, which is significant and can be considered as separated from the rest;
•it is part of a single coordinated plan to have a business line, or geographical area of the operations which is significant and can be considered as separated from the rest; or
•it is an independent entity exclusively acquired to resell it.
Any profit or loss arising from re-measuring an asset (or group of assets for its disposal) classified as Held for Sale, which does not meet the definition of discontinued operation, will be included in the Income from continuing operations.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1.16.    IMPAIRMENT OF NON-FINANCIAL ASSETS
Assets with indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable or, at least, on an annual basis.
Depreciation and impairment losses are recognized when the carrying amount exceeds their recoverable value. The recoverable value of assets is the greater of the net amount that it would obtain from its sale, or its value in use. For the impairment tests, the assets are grouped at the lowest level where they generate identifiable cash flows (cash generating units). The carrying amount of non-financial assets other than goodwill over which depreciation and impairment have been recorded, are reviewed at each reporting date for verifying possible depreciation and impairment reversals.
1.17.    TRUST ASSETS
The assets held by the Group in its trustee role are not reported in the consolidated statement of financial position, because the Group is not in control of the trust or the risks and rewards of the underlying assets. Fees received from trust activities are recorded in Fee Income.
1.18.    OFFSETTING
Financial assets and liabilities are offset by reporting the net amount in the Consolidated Statement of Financial Position only when there is a legally enforceable right to offset the recognized amounts, and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.
1.19.    FINANCING RECEIVED FROM THE ARGENTINE CENTRAL BANK AND OTHER FINANCIAL INSTITUTIONS
The amounts owed to other Financial Institutions are recorded at the time the principal is disbursed to the Group. Non-derivative financial liabilities are measured at amortized cost. If the Group repurchases its own debt, this is eliminated from the consolidated financial statements, and the difference between the residual value of the financial liability and the amount paid is recognized as a financial income or expense.
1.20.    PROVISIONS AND CONTINGENCIES
In accordance with IFRS a provision will be recognized when:
a.an Entity has a current obligation (either legal or implicit) as a consequence of a past event;
b.it is probable that an outflow of resources embodying future economic benefits will be required to settle the obligation; and
c.the amount can be reliably estimated.
It will be understood that the Group has an implicit obligation if (a) as a result of previous practices or public policies, the Group has assumed certain liabilities; and (b) as a result, it has created expectations that it will comply with those obligations.
The Group recognizes the following provisions:
•For labor, civil, and commercial lawsuits: provisions are determined based on the lawyers’ reports on the status of the lawsuits and the estimate made on the bankruptcy possibilities to be faced by the Group, as well as on past experience regarding this type of lawsuits.
•For miscellaneous risks: provisions are set up to face contingent situations that may give rise to obligations for the Group. When estimating the amounts, the probability of their materializing is taken into account, considering the opinion of the Group’s legal advisors and professionals.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The amount recognized as provision must be the best estimate of the disbursement needed to cancel such obligation, at the end of the year being reported.
When the financial effect produced by the discount becomes important, the amount of the provision must be the present value of the disbursements that are expected to be required to cancel the obligation by using a pre-tax interest rate that reflects the current market conditions on the value of money and the specific risks for such obligation. The increase in the provision for the lapsing of time would be recognized in the Net Financial Income item of the Statement of Income.
The Group will not record the positive contingencies, except those arising from deferred taxes and those which materialization is virtually certain.
At the date of issuance of these consolidated financial statements, the Group Directors understand that there have been no elements that allow determining the existence of other contingencies that may be materialized and generate a negative impact on these consolidated financial statements, as detailed in Note 29.
1.21.    OTHER NON-FINANCIAL LIABILITIES
Non-financial accounts payable are accrued when the counterparty has complied its contractual obligations under the contract, and they are measured at amortized cost.
1.22.    DEBT SECURITIES AND SUBORDINATED DEBT SECURITIES
The Group’s Debt Securities and Subordinated Debt Securities are measured at amortized cost. If the Group purchases debt securities of their own, the obligation in Liabilities related to such debt securities is considered extinguished, and, therefore, it is derecognized. If the Group repurchases its own debt, this is eliminated from the Consolidated Financial Statements, and the difference between the residual value of the financial liability and the amount paid is recognized as a financial income or expense.
1.23.    ASSETS AND LIABILITIES ARISING FROM INSURANCE AND REINSURANCE CONTRACTS
On January 1, 2023, the Group adopted IFRS 17 ‘Insurance Contracts’. For more information about the adoption and transition processes see note 1.1.c).
Insurance contracts
Insurance contracts are contracts under which the Group accepts significant insurance risk from a policyholder by agreeing to compensate the policyholder if a specific uncertain future event adversely affects the policyholder. In making this assessment, all material rights and obligations, including those arising from laws or regulations, are considered on a contract-by-contract basis. The Group uses its judgment to assess whether a contract transfers insurance risk (i.e., whether there is a scenario with commercial substance in which the Group has the possibility of a loss on a present value basis) and whether the insurance risk accepted is significant.
Separation of components
Contracts that have a legal form of insurance but do not transfer significant insurance risk and expose the Group to financial risks are classified as investment contracts and follow the accounting for financial instruments under IFRS 9. The Group has assessed whether its contracts accept significant insurance risk from another party by agreeing to compensate the insurance policyholder if an uncertain future event occurs that adversely affects it. From this assessment it has been concluded that all insurance contracts that were under the scope of IFRS 4 meet the definition of an insurance contract and therefore the introduction of IFRS 17 does not result in any reclassification.
Aggregation level
The grouping of contracts in units of account is made according to the types of products, onerousness and year of underwriting; since they have similar risks, they are managed together and no portfolio of contracts may contain contracts issued more than one year apart.
The Group classifies a portfolio of insurance contracts as onerous or non-onerous based on the expected profitability at the policy or contract level at the time of recognition.
Recognition of insurance and reinsurance contracts

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
IFRS 17 includes three measurement models, reflecting a different degree of policyholder involvement in the investment performance or overall performance of the insurance entity: the General Measurement Model (GMM, also known as the Building Block Approach (BBA)), the Variable Fee Approach (VFA) and the Premium Allocation Approach (PAA).
Measurement of Insurance and Reinsurance Contracts
General Model
In the measurement of contracts that include discretionary contractual features of policyholder participation, the Group has defined to apply the modified BBA Model. This method will be applied to the following units of account: Long-term Individual Life, Endowment, Retirement, USD Retirement and Provisional Annuity.
The amount of contracts valued following the general model (BBA) is residual in the group. The General Model requires that insurance contracts be initially valued for the total of:
a.fulfillment cash flows, which comprise the estimation of future cash flows discounted to reflect the time value of money, the financial risk associated, and a risk adjustment for non-financial risk that would represent the compensation required for the uncertainty associated with the amount and timing of the expected cash flows;
b.and the contractual service margin (CSM), which represents the expected unearned profit from insurance contracts, which will be recognized in the entity’s income statement as the service is provided in the future, instead of being recognized at the time of the estimation.
Simplified Model
For the remaining insurance contracts issued by the Group, the Simplified Model has been applied since the remaining hedge liability of such contracts has a coverage period of one year or less, or in those contracts with a duration of more than one year, a material valuation other than the General Model is not expected to occur.
Under the simplified approach, the Group assumes that such contracts are not onerous at initial recognition, unless facts and circumstances indicate otherwise. If facts and circumstances indicate that some contracts are onerous, an additional assessment is made to distinguish onerous from non-onerous contracts. For non-onerous contracts, the Group assesses the likelihood of changes in the applicable facts and circumstances in subsequent periods to determine whether the contracts have a significant possibility of becoming onerous.
Under this model, the remaining hedge liability consists of the premiums received (collected), less the insurance acquisition cash flows paid, plus or minus the allocation to income of the premiums or expected acquisition cash flows, respectively. The allocation to income is made on a straight-line basis over the period of coverage of the contract, in the event that the accrual of income is also straight-line. The Group has chosen to defer acquisition costs, although there is an option to recognize such costs as they are incurred.
The Group does not adjust the remaining hedge liability for insurance contracts issued for the effect of the time value of money because the insurance premiums expire within the coverage period of the contracts, which is one year or less.
Groups of contracts measured under the simplified model have an incurred claims liability calculated in a manner similar to that of the General Model. For contracts measured under the simplified method, the incurred claims liability is measured similarly to the measurement under the general model. Future cash flows are adjusted for the time value of money, as certain insurance contracts issued by the Group and measured under the PAA typically have a settlement period longer than one year. In addition, the risk adjustment for non-financial risk is applied to the present value of estimated future cash flows and reflects the compensation the Group requires for bearing the uncertainty about the amount and timing of non-financial risk cash flows as the Group fulfills insurance contracts.
Discount rate
IFRS 17 requires a measurement of the present value of future cash flows, for which it is necessary to define discount rates that reflect the time value of money. Without precise guidelines, the standard refers to bottom-up and top-down approaches, respectively.
The bottom-up approach is based on a risk-free curve to which an illiquidity premium is added; the top-down approach is based on a measure of return on a linked portfolio of assets, from which the associated credit risk is subtracted.
The Group has defined a methodology for the determination of discount rates, taking into account the general indications of the standard.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The Group used the following yield curves to discount the cash flows:

Year/Quarter	Q1	Q2	Q3	Q4
2024	74.0%	30.0%	13.1%	9.0%
2025	10.9%	9.0%	9.1%	9.6%
2026	7.0%	7.0%	7.0%	7.0%
2027	5.5%	5.5%	5.5%	5.5%
2028	5.5%	5.5%	5.5%	5.5%
Risk margin
The risk adjustment for non-financial risk is the compensation the Group requires for bearing the uncertainty about the amount and timing of cash flows arising from insurance risk and other non-financial risks such as lapse risk and expense risk. It measures the degree of variability of expected future cash flows and the Group's specific price for assuming that risk and reflects the Group's degree of risk aversion. The resulting risk adjustment corresponds to a confidence level of 64% for Galicia Seguros S.A.U. and 67% for Sudamericana Seguros Galicia SA. (formerly Seguros Sura S.A.).
Reinsurance
In general, the Group values reinsurance contracts under the Simplified Model, valuing the asset for remaining coverage of contracts with a coverage period equal to or less than one year, or in those contracts with a duration of more than one year, but which are not expected to result in a valuation significantly different from that of the General Model. This method also includes the asset for claims incurred.
Insurance service results
Insurance revenue reflects the consideration to which the Group expects to be entitled in exchange for the provision of coverage and other insurance contract services. Insurance service expenses comprise claims incurred and other insurance service expenses incurred, and losses on onerous groups of contracts and reversals of such losses.
The Group applies the accounting policy set out in IFRS 17.86 and presents the financial performance of groups of reinsurance contracts held on a net basis in net income (expense) from reinsurance contracts held.
As a general rule, for the presentation of financial income or expense from insurance contracts arising as a result of the effect of the time value of money and the effect of financial risk disclosed in "Other Operating Expenses", the Group does not disaggregate changes in the risk adjustment for non-financial risk between insurance service result and insurance financial income or expense.
The Group includes all insurance financial income or expense for the period in profit or loss.
1.24.    SHAREHOLDERS’ EQUITY
Shareholders’ equity accounts are restated in accordance with Note 1.1.b., except for the item “Capital Stock”, which is carried at face value. The restatement adjustment is included in “Equity Adjustments”.
Ordinary shares are classified in Shareholders’ Equity and remain recorded at their nominal value. When any company forming part of the Group buys Company shares (treasury shares in portfolio), the payment made, including any costs directly attributable to the transaction (net of taxes) is deducted from the Shareholders’ Equity until the shares are canceled or sold.
1.25.    PROFIT RESERVES
According to Art. 70 of the General Companies Act, the Company and its subsidiaries, except Banco Galicia and Naranja Digital Compañía Financiera S.A.U., must transfer to Legal Reserve 5% of the profit for the year, until said reserve reaches 20% of the capital stock plus the balance of the Equity Adjustment account.
Regarding Banco Galicia and Naranja Digital Compañía Financiera S.A.U., in accordance with the regulations established by the Argentine Central Bank, it is required to allocate to Legal Reserve 20% of the profits for the year, net of the eventual

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
adjustments of previous fiscal years, if applicable. However, for the allocation of Other Reserves, the Financial Institutions must comply with the Argentine Central Bank provisions of the Amended Text on income distribution detailed in Note 52.
1.26.    DIVIDENDS DISTRIBUTION
The dividends distribution to the Group’s shareholders is recognized as a liability in the consolidated financial statements in the year in which the dividends are approved by the Group’s shareholders.
1.27.    REVENUE RECOGNITION
Financial income and expenses are recorded for all debt instruments according to the effective interest rate method, by which all gains and losses that are an integral part of the effective interest rate of the transaction are deferred.
The income included in the effective interest rate includes disbursements or income related to the creation or acquisition of a financial asset or liability, such as, for example, the preparation and processing of the documents necessary to conclude the transaction and the compensation received by the granting of credit agreements. The Group records all its non-derivative financial liabilities at amortized cost, except those included in the item “Liabilities at Fair Value through Profit or Loss” which are measured at fair value.
Fees received by the Group for the origination of syndicated loans are not part of the effective interest rate of the product and are recognized in the statement of income at the time the service is provided, to the extent the Group does not retain part of it, or this is maintained in the same conditions as the rest of the participants. Commissions and fees earned by the Group on negotiations in third parties’ transactions are not part of the effective interest rate either, and are recognized at the time the transactions are executed.
IFRS 15 establishes the principles that an entity shall apply to recognize revenue and cash flows from contracts with customers.
The amount that should be recognized will be the amount that reflects the consideration to which the entity expects to be entitled in exchange for the services delivered to customers.
The Group’s income from services is recognized in the statement of income to the extent the performance obligations are complied with, thus deferring those revenues related to customer loyalty programs, which are provisioned based on the fair value of each point and its redemption rate, until they are exchanged by the customer and can be recognized in the income for the year.
Retail product and service fees related to savings and checking account operations have a monthly charging frequency; safe deposit boxes fees are charged quarterly; renewal of credit cards is charged annually, and bond and shares transactions are charged at the time the transactions are executed.
Additionally, fees for wholesale products corresponding to maintenance of accounts, deposits and withdrawals between entities, are charged on a monthly basis; foreign trade transactions are charged at the time the transactions are executed.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Below is a summary of the main commissions earned by the Bank:

Commissions	Earning Frequency
Retail Products and Services
Savings Accounts	Monthly
Checking Accounts	Monthly
Credit-card Renewal	Annual
Safe Deposit Boxes	Quarterly
Bonds and Shares Transactions	On each transaction
Wholesale Products
Account Maintenance	Monthly
Deposits and Withdrawals among Branches	Monthly
Foreign Trade Transactions	On each transaction
1.28.    INCOME TAX
The Income tax expense for the year comprises the current and the deferred taxes. Income tax is recognized in the statement of income, except when there are items that must be directly recognized in other comprehensive income. In this case, income tax liability related to such items is also recognized in this Statement.
The current income tax expense is calculated based on the tax laws enacted, or substantially enacted as of the date of the consolidated financial statements in the countries where the Group operates and generates taxable income. The Group periodically assesses the position assumed in tax returns as regards the situations in which tax laws are subject to interpretation. Likewise, when applicable, the Group sets up provisions on the amounts that it expects to be paid to tax authorities.
Deferred income tax is determined by the liability method on the temporary differences arising from the carrying amount of assets and liabilities and their tax base. However, the deferred tax that arises from the initial recognition of an asset or a liability in a transaction not corresponding to a business combination, which at the time of the transaction does not affect neither the profit nor the accounting or taxable loss, is not recorded. Deferred tax is determined using tax rates (and legislation) that have been enacted as of the date of the financial statements and are expected to be applicable when the deferred tax assets are realized, or the deferred tax liabilities are settled.
Deferred tax assets are recognized only to the extent future tax benefits are likely to arise against which the temporary differences might be offset.
The Group recognizes a deferred tax liability for taxable temporary differences related to investments in subsidiaries and affiliates, unless the following two conditions are met:
(i)    the Group controls the timing on which temporary differences will be reversed, and.
(ii)    such temporary differences are not likely to be reversed in the foreseeable future.
The balances of deferred income tax assets and liabilities are offset when a legal right exists to offset current tax assets against current tax liabilities and to the extent such balances are related to the same tax authority of the Group or its subsidiaries, where tax balances are intended to be, and may be, settled on a net basis.
1.29.    EARNINGS PER SHARE
Basic earnings per share is calculated by dividing the income attributable to parent company’s owners by the weighted average number of ordinary shares outstanding during the financial year.
Diluted earnings per share is calculated by adjusting the figures used in the determination of basic earnings per share assuming the conversion of all dilutive potential ordinary shares.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2. CRITICAL ACCOUNTING ESTIMATES
The preparation of consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the accounting standards to define the Group’s accounting policies.
The Group has identified the following areas involving a greater degree of judgment or complexity, or areas where the assumptions and estimates are significant to the consolidated financial statements, and which are essential to understand the underlying accounting/financial reporting risks.
a.    FAIR VALUE OF LEVEL 3 FINANCIAL INSTRUMENTS
The fair value of financial instruments classified as level 3 are not listed in active markets and is therefore determined by using valuation techniques. The valuation of level 3 financial instruments involves one or more inputs which are unobservable and significant to their fair value measurement. The Group uses valuation models and unobservable inputs, including projected cash flows, discount rates and volatilities and correlations relating to interest rates and spreads, to estimate the fair value of level 3 financial instruments. These valuation techniques require management to make significant estimates and judgments.
b.    VALUATION OF THE EXPECTED CREDIT LOSS ALLOWANCE
The Group records the allowance for loan losses under the expected credit losses (ECL) method included in IFRS 9. The most significant judgments of the model relate to making assumptions about macroeconomic scenarios to determine the forward looking factor. A high degree of uncertainty is involved in making estimations using assumptions that are highly subjective and very sensitive to the risk factors.
c.    IMPAIRMENT OF NON-FINANCIAL ASSETS
Intangible assets with finite useful lives and property, plant and equipment are amortized or depreciated on a straight-line basis during their estimated useful life. The Group monitors the conditions related to these assets to determine whether the events and circumstances require a review of the remaining amortization or depreciation term, and whether there are factors or circumstances indicating impairment in the value of the assets that cannot be recovered.
The Group has applied judgment to identify impairment indicators for property, plant and equipment and intangible assets. The Group has concluded that there were no impairment indicators for any of the years reported in its consolidated financial statements.
d.    INCOME TAX AND DEFERRED TAX
Significant judgment is required when determining current and deferred tax assets and liabilities. The current income tax is accounted according to the amounts expected to be paid; while deferred income tax is accounted on the basis of temporary differences between carrying amount of assets and liabilities and their tax base, at the rates expected to be in force at the time of their reversal.
A deferred tax asset is recognized when future taxable income is expected to exist to offset such temporary differences, based on Management’s assumptions about the amounts and timing of such future taxable income. Actual results may differ from these estimates, for instance, changes in the applicable tax laws or the outcome of the final review of the tax returns by the tax authorities and tax courts.
Future taxable income and the number of tax benefits likely to be available in the future are based on a medium-term business plan prepared by management, on the basis of expectations which are deemed reasonable.

NOTE 3. FINANCIAL INSTRUMENTS
Schedule P “Categories of Financial Assets and Liabilities”, discloses the measurement categories and fair value hierarchies for financial instruments.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of the indicated dates, the Group maintains the following portfolios of financial instruments:

Portfolio of Instruments as of 12.31.23	Fair Value through Profit or Loss	Amortized Cost	Fair Value through OCI
Assets
Cash and Due from Banks	—	4,023,323,415	—
Argentine Central Bank’s Bills (*)	—	637,640,155	—
Government Securities (*)	1,154,713,307	—	—
Corporate Securities (*)	52,343,020	—	—
Derivative Financial Instruments	71,138,490	—	—
Repurchase Transactions	—	2,358,830,105	—
Other Financial Assets	99,381,082	259,641,701	—
Loans and Other Financing	—	6,210,116,814	—
Other Debt Securities (*)	—	3,202,488,933	42,993,826
Financial Assets Pledged as Collateral	72,678,634	797,258,435	—
Investments in Equity Instruments	19,427,399	—	—
Liabilities
Deposits	—	11,505,796,543	—
Liabilities at fair value through profit or loss	99,752,488	—	—
Derivative Financial Instruments	24,670,981	—	—
Repurchase Transactions	—	47,061,623	—
Other Financial Liabilities	—	2,566,789,182	—
Financing Received from the Argentine Central Bank and Other Financial Institutions	—	278,441,132	—
Debt Securities	—	186,896,801	—
Subordinated Debt Securities	—	414,476,406	—
(*)    Recorded in Debt Securities at fair value trough profit or loss, except for Argentine Central Bank´s Bills at amortized cost that are recorded in Other debt securities.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Portfolio of Instruments as of 12.31.22	Fair Value through Profit or Loss	Amortized Cost	Fair Value through OCI
Assets
Cash and Due from Banks	—	2,809,407,083	—
Argentine Central Bank’s Bills (*)	4,520,733,943	—	—
Government Securities (*)	444,789,748	—	—
Corporate Securities (*)	7,861,834	—	—
Derivative Financial Instruments	20,889,755	—	—
Repurchase Transactions	—	725,188,001	—
Other Financial Assets	66,283,445	285,354,838	—
Loans and Other Financing	—	7,804,461,715	—
Other Debt Securities	—	2,278,587,547	23,172,281
Financial Assets Pledged as Collateral	4,563,551	950,243,802	—
Investments in Equity Instruments	14,055,309	—	—
Liabilities
Deposits	—	13,446,018,038	—
Liabilities at fair value through profit or loss	491,036	—	—
Derivative Financial Instruments	10,634,605	—	—
Other Financial Liabilities	—	2,189,677,467	—
Financing Received from the Argentine Central Bank and Other Financial Institutions	—	235,214,442	—
Debt Securities	—	422,488,868	—
Subordinated Debt Securities	—	285,024,673	—
(*)    Recorded in Debt Securities at fair value trough profit or loss.

NOTE 4. FAIR VALUES
The Group classifies the fair values of the financial instruments in 3 levels, according to the quality of the data used for their determination
Fair Value Level 1: The fair value of financial instruments traded in active markets (as publicly traded derivative instruments, debt securities or instruments available for sale) is based on the quoted market prices as of the date of the reporting period. If the quoted price is available within the 5 business days of the valuation date, and there is an active market for the instrument, this will be included in Level 1.
Fair Value Level 2: The fair value of financial instruments not traded in active markets, for example, over-the-counter derivatives, is determined using valuation techniques that maximize the use of observable inputs. If all the significant inputs required to obtain the fair value of a financial instrument are observable, the instrument is included in Level 2. If all or some of the inputs required to determine the price are not observable, the instrument will be included in Level 3.
Fair Value Level 3: If one or more relevant inputs are not based on observable market data, the instrument is included in Level 3.
Valuation Techniques
The valuation techniques to determine fair values include:
•Market prices for similar instruments.
•Determining the estimated present value of instruments.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The valuation technique to determine the fair value Level 2 is based on data other than the quoted price included in Level 1, which are directly observable for assets or liabilities, both directly (i.e., prices) and indirectly (i.e., deriving from prices).
Financial instruments classified as level 3 mainly include equity instruments for which the fair value was calculated with the assistance of independent appraisers using methods of future discounted cash flows involving a combined income and market approach.
The valuation technique to determine the fair value of other Level 3 financial instruments is based on a method that compares the existing spread between the curve of sovereign bonds and the average yield of primary offerings, for different segments, according to the different risk ratings. If there are no representative primary offerings during the month, the following alternatives will be used:
(i)Secondary market prices of instruments under the same conditions, which had quoted in the evaluation month.
(ii)prior month bidding and/or secondary market prices, which will be taken based on their representativeness.
(iii)prior month spread applied to the sovereign curve.
(iv)A specific margin is applied, defined according to historical yields of instruments under the same conditions.
As stated above, the rates and spreads to be used to discount future cash flows and originate the price of the instrument are determined.
All the modifications to the valuation methods are previously discussed and approved by the Group’s key personnel.
The Group’s financial instruments measured at fair value at the end of the reporting period are detailed below:

Portfolio of Instruments as of 12.31.23	Fair Value Level 1	Fair Value Level 2	Fair Value Level 3
Assets
Government Securities	1,152,833,833	1,879,474	—
Corporate Securities	50,881,503	961,239	500,278
Derivative Financial Instruments	41,638	71,096,852	—
Other Debt Securities	21,451,443	21,542,383	—
Other Financial Assets	99,337,659	43,423	—
Financial Assets Pledged as Collateral	72,678,634	—	—
Investments in Equity Instruments	5,462,299	—	13,965,100
Liabilities
Liabilities at fair value through profit or loss (*)	99,752,488	—	—
Derivative Financial Instruments	—	24,670,981	—
Total	1,302,934,521	70,852,390	14,465,378
(*)They include the operations of obligations for operations with Government Securities of third parties.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Portfolio of Instruments as of 12.31.22	Fair Value Level 1	Fair Value Level 2	Fair Value Level 3
Assets
Argentine Central Bank’s Bills and Notes	—	4,520,733,943	—
Government Securities	433,569,017	11,220,731	—
Corporate Securities	2,846,883	1,093,357	3,921,594
Derivative Financial Instruments	3,861	20,885,894	—
Other Debt Securities	5,840,448	17,331,833	—
Other Financial Assets	66,283,445	—	—
Financial Assets Pledged as Collateral	4,563,551	—	—
Investments in Equity Instruments	682,044	—	13,373,265
Liabilities
Liabilities at fair value through profit or loss (*)	491,036	—	—
Derivative Financial Instruments	—	10,634,605	—
Total	513,298,213	4,560,631,153	17,294,859
(*)Include the operations of obligations for operations with Government Securities of third parties.
The evolution of instruments included in Level 3 Fair Value is detailed below:

Level 3	12.31.22	Transfers(*)	Recognition	Derecognition	Income (Loss)	Inflation Effect	12.31.23
Government Securities	—	5,543,268	2,140,911	(10,049,842)	3,226,815	(861,152)	—
Corporate Securities	3,921,594	3,742,181	20,023,646	(19,231,612)	2,720,250	(10,675,781)	500,278
Investments in Equity Instruments	13,373,265	—	1,620,582	(5,254,776)	20,642,213	(16,416,184)	13,965,100
Total	17,294,859	9,285,449	23,785,139	(34,536,230)	26,589,278	(27,953,117)	14,465,378
(*)Include the movements of levels of financial instruments classified as fair value Level 3, as described above.

Level 3	12.31.21	Transfers(*)	Recognition	Derecognition	Income (Loss)	Inflation Effect	12.31.22
Government Securities	21,127,492	(10,174,881)	8,677,392	(18,511,273)	7,573,012	(8,691,742)	—
Corporate Securities	4,135,491	3,490,866	10,380,227	(15,164,824)	1,644,957	(565,123)	3,921,594
Other Financial Assets	68,296,658	—	—	(35,061,114)	—	(33,235,544)	—
Investments in Equity Instruments	14,518,806	—	—	—	8,135,308	(9,280,849)	13,373,265
Total	108,078,447	(6,684,015)	19,057,619	(68,737,211)	17,353,277	(51,773,258)	17,294,859
(*)Include the movements of levels of financial instruments classified as fair value Level 3, as described above.
Transfers occurred because the instruments without observable valuation prices at the closing of the fiscal year were reclassified to Level 3, and the instruments with observable market quotes at the closing of the fiscal year were reclassified to Level 1 from Level 3. There were no transfers between Level 2 and Level 3.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The Group included below the fair value of the instruments not carried at fair value as of the year-end.

Items of Assets/Liabilities as of 12.31.23	Book Value	Fair Value	Fair Value Level 1	Fair Value Level 2	Fair Value Level 3
Assets
Cash and Due from Banks	4,023,323,415	4,023,323,415	4,023,323,415	—	—
Repurchase Transactions	2,358,830,105	2,358,830,105	2,358,830,105	—	—
Loans and Other Financing	6,210,116,814	6,218,505,415	—	—	6,218,505,415
Other Financial Assets	259,641,701	275,287,883	204,937,451	—	70,350,432
Other Debt Securities (*)	3,840,129,088	3,840,992,826	3,246,284,043	53,506,335	541,202,448
Financial Assets Pledged as Collateral	797,258,435	797,374,533	797,374,533	—	—
Liabilities
Deposits	11,505,796,543	11,507,166,350	—	—	11,507,166,350
Repurchase Transactions	47,061,623	47,061,623	—	—	47,061,623
Financing Received from the Argentine Central Bank and Other Financial Institutions	278,441,132	277,665,229	—	—	277,665,229
Debt Securities	186,896,801	183,773,704	152,626,818	—	31,146,886
Subordinated Debt Securities	414,476,406	405,349,449	—	—	405,349,449
Other Financial Liabilities	2,566,789,182	2,565,831,699	—	—	2,565,831,699
(*)    Includes Argentine Central Bank´s Bills for the sum of Ps.637,640,155.

Items of Assets/Liabilities as of 12.31.22	Book Value	Fair Value	Fair Value Level 1	Fair Value Level 2	Fair Value Level 3
Assets
Cash and Due from Banks	2,809,407,083	2,809,407,083	2,809,407,083	—	—
Repurchase Transactions	725,188,001	725,188,001	725,188,001	—	—
Loans and Other Financing	7,804,461,715	7,825,825,886	—	—	7,825,825,886
Other Financial Assets	285,354,838	294,039,975	243,704,177	—	50,335,798
Other Debt Securities	2,278,587,547	2,236,760,757	—	—	2,236,760,757
Financial Assets Pledged as Collateral	950,243,802	950,243,802	950,243,802	—	—
Liabilities
Deposits	13,446,018,038	13,445,713,287	—	—	13,445,713,287
Financing Received from the Argentine Central Bank and Other Financial Institutions	235,214,442	232,508,789	—	—	232,508,789
Debt Securities	422,488,868	413,632,364	373,587,201	—	40,045,163
Subordinated Debt Securities	285,024,673	280,464,762	—	—	280,464,762
Other Financial Liabilities	2,189,677,467	2,187,607,228	—	—	2,187,607,228

NOTE 5. CASH AND CASH EQUIVALENTS
Cash equivalents are held to meet short-term payment commitments, rather than for investment or similar purposes. A financial asset is classified as cash equivalent if it can be readily convertible into a certain amount of cash and its risk of changes in value is immaterial. Accordingly, an investment with original maturity of three months or less is classified as cash equivalent. Equity interests are excluded from cash equivalents.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Cash and cash equivalents break down as follows:

	12.31.23	12.31.22	12.31.21
Net cash and Due from Banks(1)	4,023,323,415	2,809,407,083	2,903,235,785
Argentine Central Bank’s Bills and Notes Maturing up to 90 days(2)	53,506,335	4,520,733,942	2,220,191,519
Receivables from Active Passes(2)	2,339,600,525	722,417,088	2,476,425,067
Loans to Financial Institutions(3)	12,094,856	33,073,656	80,490,264
Overnight Placements in Foreign Banks(3)	35,436,960	158,134,658	68,670,483
Mutual Funds(4)	98,343,703	66,283,444	54,316,791
Time Deposits Maturing up to 90 days(5)	24,027,985	18,388,512	46,504,766
Total Cash and Cash Equivalents	6,586,333,779	8,328,438,383	7,849,834,675
(1)Net of Cash and Cash Equivalents for spot purchases or sales pending settlement.
(2)Included within Repurchase Transactions.
(3)Included within Loans and Other Financing.
(4)Included within Debt Securities at Fair Value through Profit or Loss.
(5)Included within Other Financial Assets.
The reconciliation of financing activities as of December 31, 2023, 2022 and 2021 is presented below:

Item	Balances at 31.12.22	Cash flow payments	Cash flow receipts	Other movements	Balances at 31.12.23
Lease Liabilities	48,182,059	(12,846,530)	—	24,051,861	59,387,390
Debt Securities	422,488,868	(316,861,607)	151,227,546	(69,958,006)	186,896,801
Subordinated Debt Securities	285,024,673	—	—	129,451,733	414,476,406
Financing Received from the Argentine Central Bank and Other Financial Institutions	235,214,442	(676,762,714)	753,468,749	(33,479,345)	278,441,132
Total	990,910,042	(1,006,470,851)	904,696,295	50,066,243	939,201,729

Item	Balances at 31.12.21	Cash flow payments	Cash flow receipts	Other movements	Balances at 31.12.22
Lease Liabilities	53,577,854	(16,793,805)	—	11,398,010	48,182,059
Debt Securities	342,036,557	(251,973,986)	423,263,190	(90,836,893)	422,488,868
Subordinated Debt Securities	321,295,079	—	—	(36,270,406)	285,024,673
Financing Received from the Argentine Central Bank and Other Financial Institutions	290,039,472	(322,823,845)	471,049,679	(203,050,864)	235,214,442
Total	1,006,948,962	(591,591,636)	894,312,869	(318,760,153)	990,910,042

Item	Balances at 31.12.20	Cash flow payments	Cash flow receipts	Other movements	Balances at 31.12.21
Lease Liabilities	80,535,454	(21,229,293)	—	(5,728,307)	53,577,854
Debt Securities	315,133,231	(208,571,766)	292,033,053	(56,557,961)	342,036,557
Subordinated Debt Securities	399,659,886	—	—	(78,364,807)	321,295,079
Financing Received from the Argentine Central Bank and Other Financial Institutions	255,230,788	(217,015,073)	281,396,671	(29,572,914)	290,039,472
Total	1,050,559,359	(446,816,132)	573,429,724	(170,223,989)	1,006,948,962
The risk analysis for cash and cash equivalents is presented in Note 45. Related parties information is disclosed in Note 51.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6. DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS
The Group’s debt securities at fair value through profit or loss are detailed in Schedule A.
The credit quality of debt securities is disclosed in Note 45.

NOTE 7. DERIVATIVE FINANCIAL INSTRUMENTS
FORWARD EXCHANGE CONTRACT WITH NO DELIVERY OF THE UNDERLYING ASSET
The Electronic Open Market (Mercado Abierto Electrónico, MAE) and the Rosario Forward Market (ROFEX) have trading areas for the closing, recording and settlement of forward financial transactions between their Agents, including Banco Galicia. In general, the settlement of these transactions is made without delivering the underlying asset. The settlement is carried out daily in Argentine pesos for the difference, if any, between the closing price traded of the underlying asset and the closing price or value of the underlying asset of the previous day, the price difference impacting on Income.
The transactions are recorded in Off-balance Sheet Items The accrued balances pending settlement are disclosed in the “Derivative Financial Instruments” line, in Assets and/or Liabilities, as appropriate.
PURCHASE - SALE TAKEN WITH DELIVERY OF THE UNDERLYING ASSET
As from July 2022, the Argentine Central Bank may make put option bids on securities issued by the National Treasury. Put option contracts are non-transferable and such options may be exercised at any time, from 5 business days after the security settlement until the date established in the option term. The call premiums of the options are set by the Argentine Central Bank prior to the bids, and auctions end by price acceptance.
Put option contracts are intended for those instruments with maturities until December 31, 2025. The exercise price arises from the nominal rates traded for the underlying asset the day before the exercise date, considering the highest rate between the average rate traded on the day and the closing value for the market with the highest volume traded between Argentine Stock Exchanges and Markets (Bolsas y Mercados Argentinos, BYMA) and MAE, plus an additional charge set by the Argentine Central Bank.
The transactions are recorded in Off-Balance Sheet Items, at exercise price. The balances for the transaction premiums are exposed in Assets, in the “Derivative Financial Instruments” line.
The amounts of transactions as of December 31, 2023, and 2022 are as follows:

	Underlying Asset	Type of Settlement	12.31.23(*)	12.31.22(*)
Currency Forward Transactions
Purchases	Foreign currency	Daily difference	1,315,176,943	1,074,561,648
Sales	Foreign currency	Daily difference	1,190,813,420	839,184,496
Customers´ Purchases	Foreign currency	Daily difference	169,536,226	100,834,746
Customers´ Sales	Foreign currency	Daily difference	110,142,788	492,465,153
Repurchase Transactions
Forward Purchases	Government Securities	With delivery of the underlying asset	47,506,423	—
Forward Sales	Government Securities	With delivery of the underlying asset	2,430,613,895	792,183,168
Options
Put options taken	Government Securities	With delivery of the underlying asset	4,967,096,020	1,574,482,036
Put options taken	Foreign currency	With delivery of the underlying asset	—	234,022,078

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(*)Notional values.
For further details, refer to Schedule O.

NOTE 8. REPURCHASE TRANSACTIONS
As of the indicated dates, the Group maintains the following repurchase transactions:

	12.31.23	12.31.22
Debtors for Reserve Repurchase Transactions of Government Securities	2,339,600,525	722,417,088
Interest Accrued Receivable for Reserve Repurchase Transactions	19,229,580	2,770,913
Total Repurchase Transactions—Assets	2,358,830,105	725,188,001

	12.31.23	12.31.22
Creditors for Repurchase Transactions of Government Securities	46,744,986	—
Interest Accrued Payable for Repurchase Transactions	316,637	—
Total Repurchase Transactions—Liabilities	47,061,623	—
The notional values of the assets transferred in repurchase transactions are presented in Note 7 and Schedule O.

	12.31.23	12.31.22
Reverse Repurchase Transactions recorded in Off-Balance Sheet Items	2,352,892,867	722,417,948
Forward purchases for Repurchase transactions recorded in Financial Assets Pledged as Collateral	38,081,063	—

NOTE 9. OTHER FINANCIAL ASSETS
As of the indicated dates, the balances of “Other Financial Assets” were as follows:

	12.31.23	12.31.22
Receivables from Spot Sales of Foreign Currency Pending Settlement	23,446,577	7,254,491
Receivables from Spot Sales of Government Securities Pending Settlement	64,254,638	143,959,883
Sundry Debtors	138,980,363	116,956,583
Mutual Funds	99,269,365	66,283,444
Premiums from financial guarantee contracts	11,199,208	3,048,624
Interest accrued receivable	22,898,599	14,294,760
Fiduciary Participation Certificates	111,718	—
Balances from claims pending recovery	7,910	98,542
Minus: Allowances	(1,145,595)	(258,044)
Total	359,022,783	351,638,283

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The credit rating quality analysis of Other Financial Assets as of December 31, 2023, was as follows:

	Debtors for Sale of Foreign Currency	Debtors for Cash sale of Government Securities to be Settled	Sundry Debtors	Mutual Funds	Premiums from financial guarantee contracts	Interest accrued receivable	Fiduciary participation certificates	Balances from claims pending recovery
Not yet due	23,446,577	64,254,638	138,907,078	99,269,365	11,199,208	22,898,599	111,718	7,910
Impaired/Uncollectible	—	—	73,285	—	—	—	—	—
Allowances	—	—	(1,145,595)	—	—	—	—	—
Total	23,446,577	64,254,638	137,834,768	99,269,365	11,199,208	22,898,599	111,718	7,910
The main factors considered by the Group to determine the impaired assets are their due date status and the possibility to realize the related collateral, if appropriate.
Related-party information is disclosed in Note 51.

NOTE 10. LOANS AND OTHER FINANCING
The composition of the Loans and Other Financing portfolio as of the indicated dates is detailed below:

	12.31.23	12.31.22
Non-financial Public Sector	928,980	8,063,621
Argentine Central Bank	82,237	23,113
Financial Institutions	55,028,589	85,730,272
Loans	55,028,589	85,730,272
Non-financial Private Sector and Residents Abroad	6,422,536,425	8,144,786,288
Loans	6,195,776,833	7,994,629,454
Advances	241,596,034	417,215,778
Notes	1,418,845,984	1,958,080,561
Mortgage Loans	76,431,093	121,786,440
Pledge Loans	90,897,588	160,784,064
Personal Loans	515,494,913	714,490,152
Credit Card Loans	3,440,923,015	4,083,400,968
Other Loans	100,050,011	235,999,486
Accrued Interest, Adjustments and Quotation Differences Receivable	337,843,627	336,620,555
Documented Interest	(26,305,432)	(33,748,550)
Financial Leases	12,887,521	21,834,131
Other Financing	213,872,071	128,322,703
Less: Allowances	(268,459,417)	(434,141,579)
Total	6,210,116,814	7,804,461,715
Classification of Loans and Other Financing as per situation and guarantees received, is detailed in Schedule B.
The concentration of Loans and Other Financing is detailed in Schedule C.
The breakdown by maturity term of Loans and Other Financing is detailed in Schedule D.
The risk analysis for Loans and Other Financing is presented in Note 45.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Related parties information is disclosed in Note 51.

NOTE 11. OTHER DEBT SECURITIES
The Group’s “Other Debt Securities” are detailed in Schedule A.
The risk analysis for Other Debt Securities is presented in Note 45.

NOTE 12. FINANCIAL ASSETS PLEDGED AS COLLATERAL
The Financial Assets Pledged as Collateral valuated in accordance with their underlying asset for the years under analysis are detailed below:

	12.31.23	12.31.22
Deposits as Collateral	578,192,071	631,163,527
Special Accounts as Collateral—Argentine Central Bank	197,498,064	254,736,687
Forward Purchases of monetary regulatory instruments	94,261,446	69,914,264
Less: Allowances	(14,512)	(1,007,125)
Total	869,937,069	954,807,353
The restricted availability assets are detailed in Note 52.2.

NOTE 13. CURRENT INCOME TAX ASSETS
As of the indicated dates, the balances of Current Income Tax Assets correspond to:

	12.31.23	12.31.22
Tax Advances	4,124,118	2,575,284
Total	4,124,118	2,575,284

NOTE 14. INVESTMENTS IN EQUITY INSTRUMENTS
The Group’s “Investments in Equity Instruments” are detailed in Schedule A.
Prisma Medios de Pago S.A. (Prisma)
On October 1, 2021, within the framework of the divestment commitment assumed by Prisma Medios de Pago S.A. ("Prisma") and its shareholders before the National Commission for the Defense of Competition, the Bank, together with all other Prisma’s Class B shareholders, notified AL ZENITH (Netherlands) B.V. (a company linked to Advent International Global Private Equity), the exercise of the put option contemplated in the sale agreement entered into in February 2019. As a result of the exercise of the put option, the process to sell the remaining 49% shareholding in Prisma to AL ZENITH (Netherlands) B.V. was initiated.
In March 2022, the Bank executed the sale of the remaining 49%of Banco Galicia´s shareholding in Prisma to AL ZENITH (Netherlands) B.V. representing 7.4% of Prisma's share capital. The final sale price contemplated in the new sale agreement signed by the parties amounted to US$54,358 to be paid as follows: (i) 30% in Pesos, adjusted by a UVA rate plus a nominal annual rate of 15% and (ii) 70% in US Dollars at a nominal annual rate of 10% within a term of six years.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15. EQUITY INVESTMENTS IN SUBSIDIARIES, ASSOCIATES AND JOINT VENTURES
15.1    Equity Investments in Subsidiaries
The interest and shareholding percentages in companies over which the Group exerts control, and which are consolidated by the Group, are detailed below:

	Direct and Indirect Shareholding		Equity Investment %
Company	12.31.23	12.31.22	12.31.23	12.31.22
Agri Tech Investments Argentina S.A.U.	199,937	199,937	100.00%	100.00%
Agri Tech Investments LLC	1,180,032,017	199,997,240	100.00%	100.00%
Banco de Galicia y Buenos Aires S.A.U.	668,549,353	668,549,353	100.00%	100.00%
Cobranzas Regionales S.A. (*)	—	3,910,000	—%	100.00%
Galicia Asset Management S.A.U.	20,000	20,000	100.00%	100.00%
Galicia Broker Asesores de Seguros S.A.	71,310	71,308	99.99%	99.99%
Galicia Capital US LLC	1,000	—	100.00%	—%
Galicia Holdings US Inc.	1,000	—	100.00%	—%
Galicia Investments LLC	10,237,394	—	100.00%	—%
Galicia Retiro Compañía de Seguros S.A.U.	27,727,278	27,727,278	100.00%	100.00%
Galicia Securities S.A.U.	95,392,000	95,392,000	100.00%	100.00%
Galicia Seguros S.A.U.	18,308,870	18,308,870	100.00%	100.00%
Galicia Ventures LP	350,371,489	—	100.00%	—%
Galicia Warrants S.A.	1,000,000	1,000,000	100.00%	100.00%
Nera Uruguay S.A. (formerly Halsiuk S.A.) (**)	40	—	100.00%	—%
IGAM LLC	4,750,561,179	3,503,311,179	100.00%	100.00%
INVIU S.A.U.	809,611,333	2,469,146	100.00%	100.00%
INVIU Capital Markets Limited	1	—	100.00%	—%
INVIU Technology Limited	1	—	100.00%	—%
INVIU Uruguay Agente de Valores S.A.	40,000,000	40,000,000	100.00%	100.00%
Naranja Digital Compañía Financiera S.A.U.	1,712,567,500	1,712,567,500	100.00%	100.00%
Sudamericana Holding S.A.	32,717,429	185,653	100.00%	100.00%
Sudamericana Seguros Galicia S.A. (formerly Seguros SURA S.A.) (***)	4,512,697,946	—	99.43%	—%
Tarjeta Naranja S.A.U.	2,896	2,824	100.00%	100.00%
Tarjetas Regionales S.A.	1,756,704,458	1,756,704,458	100.00%	100.00%
Well Assistance S.A.U.	100,000	100,000	100.00%	100.00%
(*)    Company absorbed by Tarjeta Naranja S.A.U. as from October 1, 2023.
(**) As of the date of issuance of these financial statements, the process for the change of name is pending registration at the Registry of Legal Entities of the ROU.
(***) As of the date of issuance of these financial statements, the process of change of name is pending approval by the Superintendence of Insurance of the Nation.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The following are the balances of subsidiaries, according to IFRS as of the indicated dates:

	12.31.23
Company	Assets	Liabilities	Shareholders’ Equity	Net Income (Loss) (*)
Agri Tech Investments Argentina S.A.U.	5,619,464	1,823,584	3,795,880	(1,575,307)
Agri Tech Investments LLC	2,627,333	—	2,627,333	(2,764,723)
Banco de Galicia y Buenos Aires S.A.U.	17,462,854,154	14,133,816,515	3,329,037,639	567,720,041
Cobranzas Regionales S.A. (**)	—	—	—	(7,487,966)
Galicia Asset Management S.A.U.	58,007,212	19,228,961	38,778,251	49,793,282
Galicia Broker Asesores de Seguros S.A. (***)	3,311,783	1,082,548	2,229,235	2,957,420
Galicia Capital US LLC	81,487	—	81,487	(31,564)
Galicia Holdings US Inc.	81,503	81,487	16	8
Galicia Investments LLC	16,110	—	16,110	(14,516)
Galicia Retiro Compañía de Seguros S.A.U. (***)	7,823,100	6,239,013	1,584,087	219,284
Galicia Securities S.A.U.	116,799,362	93,974,707	22,824,655	25,765,826
Galicia Seguros S.A.U. (***)	46,176,066	17,717,199	28,458,867	14,215,675
Galicia Ventures LP	1,611,091	—	1,611,091	443,704
Galicia Warrants S.A.	11,248,573	3,824,339	7,424,234	337,672
Nera Uruguay S.A. (formerly Halsiuk S.A.) (****)	—	1,066	(1,066)	520
IGAM LLC	24,179,557	4,536	24,175,021	3,005,650
INVIU S.A.U.	100,649,713	85,027,385	15,622,328	1,126,063
INVIU Capital Markets Limited	36,700	34	36,666	18,955
INVIU Technology Limited	5,624	—	5,624	(4,959)
INVIU Uruguay Agente de Valores S.A.	3,748,605	2,337,716	1,410,889	(751,218)
Naranja Digital Compañía Financiera S.A.U.	495,490,717	465,277,089	30,213,628	(13,626,412)
Sudamericana Holding S.A. (***)	65,523,607	5,019,007	60,504,600	23,506,287
Sudamericana Seguros Galicia S.A. (formerly Seguros SURA S.A.) (*****)	320,968,413	289,395,726	31,572,687	917,590
Tarjeta Naranja S.A.U.	2,233,159,150	1,755,705,121	477,454,029	57,514,963
Tarjetas Regionales S.A.	553,095,650	22,847	553,072,803	31,124,559
Well Assistance S.A.U. (***)	1,117	6,695	(5,578)	(5,578)
____________________
(*)    Income attributable to the shareholders of the parent.
(**)    Net income for the nine-month period ended September 30, 2023.
(***) Net income for the twelve-month period ended December 31, 2023.
(****) Net income for the six-month period ended December 31, 2023.
(*****) Net income for the three-month period ended December 31, 2023.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	12.31.22
Company	Assets	Liabilities	Shareholders’ Equity	Net Income (Loss) (*)
Agri Tech Investments Argentina S.A.U.	1,859,324	500,697	1,358,627	38,983
Agri Tech Investments LLC	1,359,047	—	1,359,047	39,020
Banco de Galicia y Buenos Aires S.A.U.	18,407,071,336	15,259,033,549	3,148,037,787	(255,259,763)
Cobranzas Regionales S.A.	25,401,826	5,153,708	20,248,118	(21,983,049)
Galicia Asset Management S.A.U.	45,806,446	16,587,976	29,218,470	38,447,436
Galicia Broker Asesores de Seguros S.A. (**)	2,433,573	1,027,533	1,406,040	370,592
Galicia Retiro Compañía de Seguros S.A.U. (**)	7,599,716	6,232,112	1,367,604	366,279
Galicia Securities S.A.U.	33,220,491	20,611,548	12,608,943	9,036,182
Galicia Seguros S.A.U. (**)	73,409,160	44,966,513	28,442,647	14,962,686
Galicia Warrants S.A.	11,850,064	3,930,635	7,919,429	545,637
IGAM LLC	15,976,371	3,088	15,973,283	(15,777,717)
INVIU S.A.U.	33,796,365	19,300,114	14,496,251	(15,117,919)
INVIU Uruguay Agente de Valores S.A.	26,660,084	26,099,225	560,859	(486,296)
Naranja Digital Compañía Financiera S.A.U.	202,797,670	180,836,906	21,960,764	(18,735,055)
Sudamericana Holding S.A. (**)	32,959,741	81,016	32,878,725	15,109,615
Tarjeta Naranja S.A.U.	2,597,688,350	2,122,879,232	474,809,118	59,182,178
Tarjetas Regionales S.A.	536,264,725	46,095	536,218,630	6,894,734
Well Assistance S.A.U. (***)	627,738	—	627,738	—
____________________
(*) Income attributable to the shareholders of the parent.
(**)    Net income for the twelve-month period ended December 31, 2022.
Corporate Reorganization
Grupo Financiero Galicia S.A. and Tarjetas Regionales S.A.
On March 16, 2021, the Public Registry of Commerce registered the merger-spin-off between Grupo Financiero Galicia S.A. as the merging company for the spin-off equity from Dusner S.A., Fedler S.A. and its shareholders, as spin-off companies, jointly holders of 17% of the capital stock of Tarjetas Regionales S.A.; and the capital increase of Grupo Financiero Galicia S.A.
Consequently, Grupo Financiero Galicia S.A. now has control of 1,756,704,458 shares of Tarjetas Regionales S.A., which represent 100% of the capital stock and 100% of the votes.
On June 15, 2021, Grupo Financiero Galicia S.A. sold 10,000 shares of Tarjetas Regionales S.A., representing 0.000569%, to Galicia Securities S.A.U.
Tarjeta Naranja S,A.U. and Cobranzas Regionales S.A.
On July 14, 2023, the Group decided to initiate the necessary steps to carry out a merger by absorption (the “Merger”), whereby Tarjeta Naranja S.A.U. (absorbing company) absorbs Cobranzas Regionales S.A. (absorbed company) effective as from October 1, 2023.

The Merger was carried out within the provisions established in Article 80, Paragraph c), and concordant articles of the Income Tax Law No. 20,628 (Ordered Text of 2019) and its regulations, with the aim, inter alia, of: (i) unifying the administration and management of both companies, with the consequent optimization of services and reduction of costs, (ii) unifying the commercial and marketing programs, (iii) increasing synergy and efficiency to provide a better and more effective customer service and a more efficient rendering of services, (iv) strengthening the payment pooling business

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
within the economic group with the commercial experience Tarjeta Naranja S.A.U. has with its network of physical branch offices (more than 150 throughout the country), and (v) improving the organization and use of resources.

The Prior Merger Agreement was executed by the parties on December 4, 2023, having been approved by the Boards of Directors of Tarjeta Naranja S.A.U. (absorbing company) and Cobranzas Regionales (absorbed company) on the same date.

As of the date of issuance of these Financial Statements, the Merger is pending registration with the relevant corporate regulators (National Securities Commission, General Directorate of Legal Entities of the Province of Cordoba and the Superintendency of Corporations).
Ondara S.A. liquidation and final distribution
On April 13, 2022, the Ordinary and Extraordinary Shareholders' Meeting approved the early dissolution of the company and its subsequent liquidation, under the terms of the provisions of article 94, paragraph 1 of the General Law of Companies. By virtue of the net worth resulting from the Special Liquidation Financial Statements, the final distribution was made on the first day of November 2022.
Participation in other controlled companies
On May 20, 2022, the Board of Directors of the Company resolved the creation of the company Agri Tech Investments LLC, in the state of Delaware, United States of America in order to continue the company's business strategy of providing comprehensive financial services, in this case focused on agriculture. For this purpose, on August 16, 2022, Agri Tech Investments Argentina S.A.U. was created, located in the province of Mendoza, whose main purpose is to operate as a service agent, collection and payment management, and financing for agriculture related activities.
On November 7, 2022, Well Assistance S.A.U., a company controlled by Sudamericana Holding S.A., was incorporated, whose main purpose is to provide assistance services of all kinds and/or provide services related to personal or organizational well-being directly aimed at achieving a healthier, fuller and more balanced life, targeting the general public. On December 28, 2022, it was registered in the Public Registry of Commerce.
During the first quarter of 2023, the Board of Directors of Grupo Financiero Galicia S.A. decided to create two companies, Galicia Investments LLC in the state of Delaware, in the United States of America, and Galicia Ventures LP in Ontario, Canada, in order to facilitate the investment initiatives within the open innovation and corporate venturing program.

On October 11, 2023, the Group acquired 99.434% of the capital stock of Seguros Sura S.A., an insurance company with insurance solutions and services for individuals and families, SMEs, large companies and the agricultural and livestock segment, served by a broad network of insurance advisors (see Business Combination).

On October 23, 2023, the Board of Directors of the Company decided to create two companies in the United States of America, Galicia Holdings US Inc. in the state of Delaware, controlling Galicia Capital US LLC, in the state of Florida, a company aimed at attracting new customers by incorporating a wide range of financial instruments and enabling the development of innovative credit products.
15.2    Equity Investments in Associates
Banco Galicia, together with other financial entities, has set up Play Digital S.A. a company whose purpose is to develop and market a payment solution linked to the bank accounts of the financial system users in order to significantly improve their payment experience. The board of directors of said company is made up of key personnel of Banco Galicia, therefore, having significant influence, the investment is measured by the equity method.

Company	Equity Investment %	Place of Business	12.31.23	12.31.22
Play Digital S.A.	15.69	CABA	5,342,615	4,185,565

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The movements of such investment are as follows:

Company	12.31.22	Contributions (1)	Purchase of shares	Profit Sharing in income (loss) for the Year	12.31.23
Play Digital S.A.	4,185,565	4,849,575	231,588	(3,924,113)	5,342,615
(1)Banco Galicia has made new contributions after the closing.

Company	12.31.21	Contributions	Sales of shares	Profit Sharing in income (loss) for the Year	12.31.22
Play Digital S.A.	2,070,758	4,710,524	169,496	(2,765,213)	4,185,565
The basic information regarding Grupo Financiero Galicia’s associates is detailed as follows:

	Profit Sharing in income (loss) for the Year (*)
Company	Assets	Liabilities	Shareholders’ Equity	Net Income (Loss)
Play Digital S.A.	32,768,026	12,652,331	20,115,695	(15,760,487)
(*) Balances according to financial statements as of September 30, 2023, restated in closing currency.
For more details see Schedule E.
15.3 Business combination
On August 11, 2023 Sudamericana Holding S.A. entered into a share purchase agreement with Suramericana S.A. and Santa María del Sol S.A.U. (collectively “the seller”), whereby they agreed to sell their entire shareholding in Seguros Sura S.A. after approval of such transaction by the Argentine Superintendency of Insurance (Superintendencia de Seguros de la Nación, SSN).
On September 21, 2023, the SSN approved the transaction and, as a consequence, on October 11, 2023, it was materialized through the transfer 4,512,697,946 ordinary shares with a nominal value of Ps.1 (expressed in Argentine pesos) and with one vote per share, representing 99.43% of the capital and votes of Sudamericana Seguros Galicia S.A. (formerly Seguros Sura S.A.).
The acquiree company is an insurance company that offers insurance solutions and services for individuals and families, large companies and the agricultural and livestock segment, served by a broad network of insurance advisors who make it possible to achieve more than half of the insurer's turnover. The incorporation of the aforementioned company complements the marketing of insurance, which until now was only channeled through the Bank. Seguros Sura S.A. has 775,000 customers and 13 branch offices in the country and a network of approximately 5,000 insurance producers.
The acquired business generated, from the insurance activity, income for the Group amounting to Ps.59,521,234 and a loss of Ps.(912,395) for the period from the acquisition date to December 31, 2023. If such acquisition had occurred on January 1, 2023, the income would have amounted to Ps.218,743,593 and the loss would have amounted to Ps.(4,292,010).
The consideration paid for the business combination amounted to Ps.22,475,933.
The fair value of the net assets acquired as at September 30, 2023 amounted to Ps.32,306,345.
Due to the strategy of concentrating its operations in fewer countries and the need to sell the company in Argentina, the seller accepted the fair value of the price paid. Since the latter is lower than the amount of net assets acquired, the Group recorded a gain of Ps.9,830,412 in “Profit or Loss from Associates and Joint Ventures.”
The fair value of the net assets acquired is currently under review and could be subject to changes within one year from the date of acquisition, in accordance with IFRS 3; however, it is estimated that no significant variations will arise from the aforementioned review.
The Assets and Liabilities arising from the acquisition are detailed below:

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Item	Fair value
Assets
Cash and Due from Banks	5,152,580
Investments	154,950,448
Property, Plant and Equipment	4,776,374
Reinsurance Contract Assets	32,383,791
Other Assets	24,927,640
Total Assets	222,190,833
Liabilities
Provisions	1,132,429
Insurance Contracts Liabilities	171,589,685
Other Liabilities	16,978,441
Total Liabilities	189,700,555
Net Assets	32,490,278
Minority Interest	(183,933)
Net Assets Acquired	32,306,345

NOTE 16. LEASES
This Note provides information for leases where the Grupo is the lessee:
(i) Amounts recognized in the Statement of Financial Position:

	12.31.23	12.31.22
Right-of-use asset (1)	35,832,194	46,406,338
Real estate	35,832,194	46,406,338
Lease Liabilities (2)	(59,387,390)	(48,182,059)
(1)     Recorded in Property, Plant and Equipment.
(2)     Recorded in Other Financial Liabilities, see Note 25.
Additions to the right-of-use assets during the financial year were Ps.10,654,875.
The maturity of lease liabilities is disclosed in Note 45.
(ii) Amounts recognized in the Statement of Income:

	12.31.23	12.31.22
Charge for depreciation of right-of-use assets (1)(2)	(13,628,339)	(16,846,191)
Interest Expenses (3)	(6,862,680)	(7,175,904)
Expenses related to short-term leases (4)	(224,406)	(323,851)
Expenses related to low-value assets leases (4)	(1,050,321)	(1,897,603)
Sublease Income (5)	142,250	27,263
(1)Depreciation for right of use of Real Property.
(2)Recorded in Depreciation Expenses, see Note 39.
(3)Recorded in Other Operating Expenses, Lease Interest, see Note 40.
(4)Recorded in Administrative Expenses, see Note 38.
(5)Recorded in Other Operating Income, see Note 34.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The roll forward of right -of-use assets and lease liabilities during the years 2023 and 2022 is as follows:

Right-of-use assets	12.31.23	12.31.22
Balances at the beginning of the year	46,406,338	55,083,744
Additions	10,654,875	8,472,642
Cancellation of contracts	(7,600,680)	(303,857)
Depreciation of the year	(13,628,339)	(16,846,191)
Balances at the end of the year	35,832,194	46,406,338

Lease liabilities(1)	12.31.23	12.31.22
Balances at the beginning of the year	48,182,059	53,577,854
New contracts	10,654,875	8,472,642
Cancellation of contracts	(7,600,680)	(303,857)
Lease payments	(12,846,530)	(16,793,805)
Leases financial cost	6,862,680	7,175,904
Translation differences and inflation adjustment	14,134,986	(3,946,679)
Balances at the end of the year	59,387,390	48,182,059
(1)Recorded in the item Other Financial Liabilities, see Note 25.
The total cash flows related to leases was Ps.12,846,530.

NOTE 17. PROPERTY, PLANT AND EQUIPMENT
Changes in “Property, Plant and Equipment” are detailed in Schedule F.
The carrying amounts of “Property, Plant and Equipment” do not exceed their recoverable values.

NOTE 18. INTANGIBLE ASSETS
Changes in “Intangible Assets” are detailed in Schedule G.
The carrying amounts of “Intangible Assets” do not exceed their recoverable values.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19. DEFERRED INCOME TAX ASSETS/LIABILITIES
Changes in “Deferred Income Tax Assets and Liabilities” during the fiscal years ended December 31, 2023, and December 31, 2022, are as follows:
Deferred Tax Assets

Item	12.31.22	Inclusions	Charge to Income	12.31.23
Valuation of Securities	980,941	—	299,563,581	300,544,522
Loans and Other Financing	127,236,640	—	(20,575,105)	106,661,535
Tax Loss Carryforwards	13,223,309	—	(8,281,953)	4,941,356
Insurance Contract Assets	179,478	—	3,342,825	3,522,303
Other Non-financial Assets	10,062,378	—	(10,062,378)	—
Other Financial Liabilities	2,861,306	—	(1,444,029)	1,417,277
Provisions	32,426,099	3,242,839	(11,331,913)	24,337,025
Insurance Contracts Liabilities	36,039	—	—	36,039
Reinsurance Contracts Liabilities	—	27,548,938	20,526,141	48,075,079
Other Non-financial Liabilities	19,436,138	2,248,305	6,030,921	27,715,364
Foreign Currency Exchange Differences	40,024	—	161,589	201,613
Inflation adjustment deferral	18,416,427	613,927	(15,606,648)	3,423,706
Others	218,024	—	(218,024)	—
Totals	225,116,803	33,654,009	262,105,007	520,875,819
Net deferred tax assets in subsidiaries with net liability position	(179,379,503)	—	41,010,594	(138,368,909)
Deferred tax assets	45,737,300	33,654,009	303,115,601	382,506,910

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Deferred Tax Liabilities

Item	12.31.22	Inclusions	Charge to Income	12.31.23
Valuation of Securities	(60,095,826)	341,277	57,916,490	(1,838,059)
Derivate Instruments	(2,911,300)	—	1,346,430	(1,564,870)
Other Financial Assets	(3,611,522)	(2,976,258)	(1,695,296)	(8,283,076)
Property, Plant and Equipment	(90,733,987)	(5,983,407)	16,627,599	(80,089,795)
Intangible Assets	(60,156,190)	—	(1,327,007)	(61,483,197)
Reinsurance Contract Assets	—	—	(14,638,074)	(14,638,074)
Other Non-financial Assets	(1,245,220)	—	279,710	(965,510)
Debt Securities	(470,635)	—	304,710	(165,925)
Subordinated Debt Securities	(56,880)	—	48,591	(8,289)
Reinsurance Contracts Liabilities	—	—	(1,057,889)	(1,057,889)
Other Non-financial Liabilities	(29,221)	(117,419)	146,640	—
Inflation adjustment deferral	(33,019)	—	23,266	(9,753)
Others	—	(3,339,344)	89,822	(3,249,522)
Totals	(219,343,800)	(12,075,151)	58,064,992	(173,353,959)
Net deferred tax liabilities in subsidiaries with net asset position	179,379,503	—	(41,010,594)	138,368,909
Deferred tax liabilities	(39,964,297)	(12,075,151)	17,054,398	(34,985,050)

Deferred Tax Assets

Item	12.31.21	Charge to Income	12.31.22
Valuation of Securities	—	980,941	980,941
Derivative Instruments	208,999	(208,999)	—
Loans and other financing	202,289,874	(75,053,234)	127,236,640
Tax Loss Carryforwards	10,952,492	2,270,817	13,223,309
Insurance Contract Assets	—	179,478	179,478
Other Non-financial Assets	2,708,918	7,353,460	10,062,378
Other Financial Liabilities	—	2,861,306	2,861,306
Provisions	3,180,555	29,245,544	32,426,099
Insurance Contracts Liabilities	—	36,039	36,039
Other Non-financial Liabilities	12,749,401	6,686,737	19,436,138
Foreign Currency Exchange Differences	175,359	(135,335)	40,024
Inflation adjustment deferral	76,267,153	(57,850,726)	18,416,427
Others	1,377,145	(1,159,121)	218,024
Totals	309,909,896	(84,793,093)	225,116,803
Net deferred tax assets in subsidiaries with net liability position	(257,496,213)	78,116,710	(179,379,503)
Deferred tax assets	52,413,683	(6,676,383)	45,737,300

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Deferred Tax Liabilities

Item	12.31.21	Charge to Income	12.31.22
Valuation of Securities	(16,952,849)	(43,142,977)	(60,095,826)
Derivative Instruments	—	(2,911,300)	(2,911,300)
Other Financial Assets	(1,869,893)	(1,741,629)	(3,611,522)
Property, Plant and Equipment	(224,379,464)	133,645,477	(90,733,987)
Intangible Assets	(68,357,091)	8,200,901	(60,156,190)
Other Non-financial Assets	(2,629,245)	1,384,025	(1,245,220)
Other Financial Liabilities	(1,673,513)	1,673,513	—
Debt Securities	—	(470,635)	(470,635)
Subordinated Debt Securities	—	(56,880)	(56,880)
Provisions	(7,961,400)	7,961,400	—
Other Non-financial Liabilities	—	(29,221)	(29,221)
Inflation adjustment deferral	(69,466)	36,447	(33,019)
Others	(8,167)	8,167	—
Totals	(323,901,088)	104,557,288	(219,343,800)
Net deferred tax liabilities in subsidiaries with net asset position	257,496,213	(78,116,710)	179,379,503
Deferred tax liabilities	(66,404,875)	26,440,578	(39,964,297)
In addition, the expiration dates of tax loss carryforwards are as follows:

Year of Generation	Amount	Year Due	Deferred Tax Assets
2019	277,188	2024	69,298
2020	800,718	2025	200,179
2021	5,841,142	2026	1,460,287
2022	12,518,409	2027	3,129,601
2023	298,038	2028	81,991
	19,735,495		4,941,356

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20. ASSETS/LIABILITIES FOR INSURANCE AND REINSURANCE CONTRACTS
Assets and Liabilities related to insurance and reinsurance contracts as of the indicated dates are detailed as follows:

			Total as
	Life	Non Life	12.31.23
Insurance contract assets	3,058,497	16,740,112	19,798,609
Insurance contract liabilities	(4,720,760)	(208,351,368)	(213,072,128)
Reinsurance contract assets	—	57,684,449	57,684,449
Reinsurance contract liabilities	(924,418)	(3,437,064)	(4,361,482)

			Total as
	Life	Non Life	12.31.22
Insurance contract assets	1,796,907	5,250,167	7,047,074
Insurance contract liabilities	(7,959,169)	(241,550)	(8,200,719)
Reinsurance contract assets	26,572	172,522	199,094

	12.31.23	12.31.22
Insurance contract assets	19,798,609	7,047,074
Insurance contract liabilities	(213,072,128)	(8,200,719)
Liabilities for remaining coverage	39,949,609	6,390,376
Estimates of the present value of cash flows	(3,699,921)	(4,551,738)
Risk adjustment	(175,337)	(58,555)
Cost service margin	(2,574,959)	(3,375,041)
Premium reserve - Simplified Model	46,399,826	14,375,710
Liabilities for incurred claims	(233,223,128)	(7,544,021)
Estimates of the present value of cash flows	(229,691,117)	(7,116,827)
Risk adjustment	(3,532,011)	(427,194)
Reinsurance contract assets	57,684,449	199,094
Reinsurance contract liabilities	(4,361,482)	—
Liabilities for remaining coverage	8,709,131	(260,825)
Estimates of the present value of cash flows	—	—
Risk adjustment	—	—
Cost service margin	—	—
Premium reserve - Simplified Model	8,709,131	(260,825)
Liabilities for incurred claims	44,613,836	459,919
Estimates of the present value of cash flows	44,480,361	439,410
Risk adjustment	133,475	20,509

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	LRC		LIC
	Excluding LC	LC	Present value of future cash flows	Risk adj. for non-fin. risk	Total
Opening insurance contract assets	14,334,759	—	(6,864,960)	(422,725)	7,047,074
Opening insurance contract liabilities	(3,331,699)	—	(4,805,992)	(63,028)	(8,200,719)
Net balance as at December 31, 2022	11,003,060	—	(11,670,952)	(485,753)	(1,153,645)
Insurance revenue	193,078,501	—	—	—	193,078,501
Incurred claims and other directly attributable expenses	—	—	(99,265,745)	661,014	(98,604,731)
Losses on onerous contracts and reversal of those losses	—	(859,098)	—	—	(859,098)
Insurance acquisition cash flows amortization	(19,064,323)	—	—	—	(19,064,323)
Insurance service expenses	(19,064,323)	(859,098)	(99,265,745)	661,014	(118,528,152)
Insurance service result	174,014,178	(859,098)	(99,265,745)	661,014	74,550,349
IAS 29 + Finance expenses from insurance contracts held	(10,958,281)	—	3,143,756	173,233	(7,641,292)
Total amounts recognized in comprehensive income	163,055,897	(859,098)	(96,121,989)	834,247	66,909,057
Cash flows
Premiums received	(193,552,825)	—	—	—	(193,552,825)
Claims and other directly attributable expenses paid	—	—	74,721,532	—	74,721,532
Insurance acquisition cash flows	31,392,047	—	—	—	31,392,047
Total cash flows	(162,160,778)	—	74,721,532	—	(87,439,246)
Acquisitions	32,786,862	—	(200,320,706)	(4,055,841)	(171,589,685)
Net balance as at December 31, 2023	44,685,041	(859,098)	(233,392,115)	(3,707,347)	(193,273,519)
Closing insurance contract liabilities	14,746,287	(84,562)	(224,296,882)	(3,436,971)	(213,072,128)
Closing insurance contract assets	29,938,754	(774,536)	(9,095,233)	(270,376)	19,798,609
Net balance as at December 31, 2023	44,685,041	(859,098)	(233,392,115)	(3,707,347)	(193,273,519)

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	LRC		LIC
	Excluding LC	LC	Present value of future cash flows	Risk adj. for non-fin. risk	Total
Opening reinsurance contract assets	(260,828)	—	439,415	20,507	199,094
Net balance as at December 31, 2022	(260,828)	—	439,415	20,507	199,094
Reinsurance expenses	(11,960,442)	—	—	—	(11,960,442)
Incurred claims recovery	—	—	10,304,081	(10,325)	10,293,756
Loss recovery component	—	376,975	—	—	376,975
Net income (expenses) from reinsurance contracts held	(11,960,442)	376,975	10,304,081	(10,325)	(1,289,711)
IAS 29 + Finance results from reinsurance contracts held	8,801,532	—	8,288,843	(13,923)	17,076,452
Total amounts recognized in comprehensive income	(3,158,910)	376,975	18,592,924	(24,248)	15,786,741
Cash flows
Premiums paid net of ceding commissions and other directly attributable expenses paid	7,619,989	—	—	—	7,619,989
Recoveries from reinsurance	—	—	(2,666,648)	—	(2,666,648)
Total cash flows	7,619,989	—	(2,666,648)	—	4,953,341
Acquisitions	4,131,905	—	28,114,670	137,216	32,383,791
Net balance as at December 31, 2023	8,332,156	376,975	44,480,361	133,475	53,322,967
Closing reinsurance contract liabilities	(7,555,766)	—	3,127,873	66,411	(4,361,482)
Closing reinsurance contract assets	15,887,922	376,975	41,352,488	67,064	57,684,449
Net balance as at December 31, 2023	8,332,156	376,975	44,480,361	133,475	53,322,967

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	LRC		LIC
	Excluding LC	LC	Present value of future cash flows	Risk adj. for non-fin. risk	Total
Opening insurance contract liabilities	9,388,405	—	(9,945,419)	—	(557,014)
Net balance as at December 31, 2021	9,388,405	—	(9,945,419)	—	(557,014)
Insurance revenue	140,075,284	—	—	—	140,075,284
Incurred claims and other directly attributable expenses	—	—	(60,000,552)	(485,753)	(60,486,305)
Insurance acquisition cash flows amortization	5,561,806	—	—	—	5,561,806
Insurance service expenses	5,561,806	—	(60,000,552)	(485,753)	(54,924,499)
Insurance service result	145,637,090	—	(60,000,552)	(485,753)	85,150,785
IAS 29 + Finance expenses from insurance contracts held	(17,907,159)	—	1,296,700	—	(16,610,459)
Total amounts recognized in comprehensive income	127,729,931	—	(58,703,852)	(485,753)	68,540,326
Cash flows
Premiums received	(129,842,877)	—	—	—	(129,842,877)
Claims and other directly attributable expenses paid	—	—	56,978,319	—	56,978,319
Insurance acquisition cash flows	3,727,601	—	—	—	3,727,601
Total cash flows	(126,115,276)	—	56,978,319	—	(69,136,957)
Net balance as at December 31, 2022	11,003,060	—	(11,670,952)	(485,753)	(1,153,645)
Closing insurance contract liabilities	(3,331,699)	—	(4,805,992)	(63,028)	(8,200,719)
Closing insurance contract assets	14,334,759	—	(6,864,960)	(422,725)	7,047,074
Net balance as at December 31, 2022	11,003,060	—	(11,670,952)	(485,753)	(1,153,645)

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	LRC		LIC
	Excluding LC	LC	Present value of future cash flows	Risk adj. for non-fin. risk	Total
Opening reinsurance contract assets	35,174	—	861,450	—	896,624
Opening reinsurance contract liabilities	—	—	—	—	—
Net balance as at December 31, 2021	35,174	—	861,450	—	896,624
Reinsurance expenses	(5,091,187)	—	—	—	(5,091,187)
Incurred claims recovery	—	—	703,532	20,507	724,039
Net income (expenses) from reinsurance contracts held	(5,091,187)	—	703,532	20,507	(4,367,148)
IAS 29 + Finance results from reinsurance contracts held	263,682	—	(501,866)	—	(238,184)
Total amounts recognized in comprehensive income	(4,827,505)	—	201,666	20,507	(4,605,332)
Cash flows
Premiums paid net of ceding commissions and other directly attributable expenses paid	4,531,503	—	—	—	4,531,503
Recoveries from reinsurance	—	—	(623,701)	—	(623,701)
Total cash flows	4,531,503	—	(623,701)	—	3,907,802
Net balance as at December 31, 2022	(260,828)	—	439,415	20,507	199,094
Closing reinsurance contract assets	(260,828)	—	439,415	20,507	199,094
Net balance as at December 31, 2022	(260,828)	—	439,415	20,507	199,094
Insurance liabilities were recorded using the current estimates of future cash flows derived from insurance contracts. The assumptions used are as follows:

	12.31.23	12.31.22
Mortality Table	1983 Table A	1983 Table A
Investment (Discount) Rate	Products in US$: 4.64% annually	Products in US$: 4.84% annually
	Products in Ps.: 181.38% annually	Products in Ps.: 108.46% annually
Life Insurance Reference Rate	75% of the projection of the BADLAR rate starting from 69.47% plus the correction according to Resolution 2020-321 of the Argentine Superintendency of Insurance.	75% of the projection of the BADLAR rate starting from 69.47% plus the correction according to Resolution 2020-321 of the Argentine Superintendency of Insurance.
Administrative Expenses	Ps.3.39 for voluntary retirement and Ps.22.86for annuities	Ps.4.84 for voluntary retirement and Ps.29.83 for annuities

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21. OTHER NON-FINANCIAL ASSETS
“Other Non-financial Assets” break down as follows:

	12.31.23	12.31.22
Payments on behalf of third parties	12,092,323	11,866,190
Advances of fees to Directors and Syndics	37,307	64,557
Advances to Personnel	369,159	161,536
Tax Credits	32,254,506	38,000,688
Payments made in Advance	56,981,993	39,021,353
Advances for Purchase of Assets	8,404,339	27,346,089
Investment properties (*)	10,687,666	10,309,664
Other Sundry Assets Measured at Cost	24,219,152	20,420,894
Assets Taken in Defense of Credits	405,766	630,457
Contract Assets	4,959,621	2,336,053
Others	6,311,947	7,847,892
Total	156,723,779	158,005,373
____________________

(*)	Changes in “Investment Properties” are detailed in Schedule F.
Related-party information is disclosed in Note 51.

NOTE 22. NON-CURRENT ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS
The Group has classified the following assets as “Assets Held for Sale and Discontinued Operations”:

	12.31.23	12.31.22
Property, Plant and Equipment
Real Estate	151,024	7,853
Total	151,024	7,853

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23. DEPOSITS
Deposits break down as follows as of the indicated dates:

	12.31.23	12.31.22
In Pesos	7,885,200,814	11,086,803,909
Checking Accounts	1,335,072,669	1,850,256,468
Savings Accounts	3,591,992,995	3,517,449,649
Time Deposits	1,966,302,648	4,947,985,330
Time Deposits – UVA	86,524,059	234,572,209
Others	614,937,968	255,240,970
Interest and Adjustments	290,370,475	281,299,283
In Foreign Currency	3,620,595,729	2,359,214,129
Savings Accounts	3,210,761,437	1,947,918,567
Time Deposits	372,960,344	367,232,071
Others	36,054,052	43,429,275
Interest and Adjustments	819,896	634,216
Total	11,505,796,543	13,446,018,038
The concentration of deposits is detailed in Schedule H.
The breakdown of deposits by remaining term is detailed in Schedule I.
The breakdown of deposits by sector is detailed in Schedule P.
Related-party information is disclosed in Note 51.

NOTE 24. LIABILITIES MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS
“Liabilities measured at fair value through profit or loss” are detailed in Schedules I and P. They include liabilities for transactions with third-party government securities.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25. OTHER FINANCIAL LIABILITIES
The account breaks down as follows as of the indicated dates:

	12.31.23	12.31.22
Creditors for Purchase to be Settled	33,611,229	153,206,639
Collections and Other Transactions on Behalf of Third Parties	264,051,994	159,236,312
Obligations for Purchase Financing	1,504,813,962	1,518,652,993
Creditors for Purchase of Foreign Currency to be Settled	73,522,165	125,846,132
Accrued Fees Payable	20,389,346	32,819,529
Sundry Items Subject to Minimum Cash	34,475,566	14,356,743
Sundry Items not Subject to Minimum Cash	559,356,180	68,985,984
Financial Liabilities for guarantees and sureties granted (financial guarantee contracts)	13,729,145	4,411,426
Cash or equivalents for purchases or cash sales to be settled	780,598	148,680
Lease Liabilities	59,387,390	48,182,059
Other Financial Liabilities	2,671,607	63,830,970
Total	2,566,789,182	2,189,677,467
The breakdown of Other Financial Liabilities per remaining terms is detailed in Schedule I.

NOTE 26. LOANS FROM THE ARGENTINE CENTRAL BANK AND OTHER FINANCIAL INSTITUTIONS
The account breaks down as follows as of the indicated dates:

	12.31.23	12.31.22
Argentine Central Bank Financing	388,856	620,406
Correspondents	2,044,823	12,137,097
Financing from Local Financial Institutions	205,658,682	188,224,910
Financing from Foreign Financial Institutions	62,620,904	22,912,818
Financing from International Financial Institutions	7,727,867	11,319,211
Total	278,441,132	235,214,442
The breakdown of loans per remaining terms is detailed in Schedule I.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The following table details the credit lines with local and international financial institutions and entities as of the indicated dates:

Financial Institutions and/or Agencies	Placement Date	Currency	Term(*)	Rate(*)	Maturity	Amount as of 12.31.23(**)
Local Institutions
BICE	Sundry Dates	Ps.	1668 days	84.90%	Sundry Dates	9,781,401
BICE	Sundry Dates	US$	1748 days	9.40%	Sundry Dates	2,683,351
Agreements with Banks(1)	Sundry Dates	Ps.	234 days	133.10%	Sundry Dates	190,718,617
Call Taken	12.29.23	Ps.	4 days	80.00%	01.02.24	2,475,313
Argentine Central Bank	12.29.23	Ps.	4 days	—%	01.02.24	388,856
International Institutions
Correspondents	12.29.23	US$	4 days	—%	01.02.24	2,044,823
IFC	Sundry Dates	US$	2266 days	8.50%	Sundry Dates	5,432,493
Pre-financing	Sundry Dates	US$	182 days	5.60%	Sundry Dates	64,916,278
Total						278,441,132
(*)    Weighted average.
(**)    It includes principal and interest.
(1)    Relates to Naranja X’ credit lines.

Financial Institutions and/or Agencies	Placement Date	Currency	Term(*)	Rate(*)	Maturity	Amount as of 12.31.22(**)
Local Institutions
BICE	Sundry Dates	Ps.	1423 days	24.30%	Sundry Dates	6,816,788
BICE	Sundry Dates	US$	1729 days	8.80%	Sundry Dates	7,303,832
Agreements with Banks(1)	Sundry Dates	Ps.	426 days	70.70%	Sundry Dates	169,614,561
Call Taken	12.30.22	Ps.	3 days	21.80%	01.21.23	4,489,730
Argentine Central Bank	12.30.22	Ps.	3 days	—%	01.21.23	620,406
International Institutions
Correspondents	12.30.22	US$	3 days	—%	01.02.23	12,137,097
IFC	Sundry Dates	US$	2082 days	8.00%	Sundry dates	22,238,049
Pre-financing	Sundry Dates	US$	182 days	8.10%	Sundry dates	11,993,979
Total						235,214,442
(*)    Weighted average.
(**)    It includes principal and interest.
(1)    Relates to Naranja X’ credit lines.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27. DEBT SECURITIES
The following is a breakdown of the Global Programs for the Issuance of Debt securities outstanding:

Company	Authorized Amount(*)		Type of Debt Securities	Program Term	Approval Date by Shareholders’ Meeting	CNV Approval
Grupo Financiero Galicia S.A.	US$	100,000	Simple debt securities not convertible into shares	5 years	03.09.09 confirmed on 08.02.12	Resolution No. 16113 dated 04.29.09 and extended by Resolution No. 17343 dated 05.08.14 and Provision No. DI-2019-63-APN-GE#CNV dated 08.06.19. Authorization of Increase, Resolution No. 17,064 dated 04.25.13
Banco de Galicia y Buenos Aires S.A.U.	US$	2,100,000	Simple debt securities, not convertible into shares, subordinated or not, to be adjusted or not, secured or unsecured.	5 years	04.28.05, 04.14.10, 04.29.15, 11.09.16 and 04.28.20	Resolution No. 15228 dated 11.04.05 and extended through Resolution No. 16454 dated 11.11.10 and Resolution No. 17883 dated 11.20.15 and Resolution No. DI-2020-53-APN-GE#CNV dated 11.24.20. Increase of the amount approved by Resolutions No. 17883 dated 11.20.15, No. 18081 dated 06.10.16, No. 18480 dated 01.26.17 and No. 19520 dated 05.17.18
Banco de Galicia y Buenos Aires S.A.U.	US$	500,000	Simple debt securities not convertible into shares	—	04.25.19	Frequent Issuer Registration No. 11, granted by Resolution No. RESCFC-2019-2055-APN-DIR#CNV, dated 11/13/19 of CNV´s Board of Directors
Tarjeta Naranja S.A.U.	US$	1,000,000	Simple debt securities, not convertible into shares	5 years	03.08.12	Resolution No. 15220 dated 07.14.05 and extended through Resolution No. 17676 dated 05.21.15 and No. DI2020-20-APNGE#CNV dated 03.18.20. Increase of the amount approved by Resolutions No. 15.361 dated 03.23.06, 15.785 dated 11.16.07, 16.571 dated 05.24.11, 16.822 dated 05.23.12 and 19.508 dated 05.10.18
(*) Or its equivalent in any other currency.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The Company has the following Unsubordinated Debt securities outstanding issued under the Global Programs detailed in the table above as of December 31, 2023, net of repurchases of Own Debt:

Company	Placement Date	Currency	Class N°	Face Value	Term	Maturity Date	Rate	Book Value(*) as of 12.31.23
Tarjeta Naranja S.A.U.	01.31.22	Ps.	LI Serie II	3,284,942	730 days	01.31.24	Badlar + 6.00%	5,549,687
Tarjeta Naranja S.A.U.	04.07.22	Ps.	LIII Serie II	4,192,612	730 days	04.07.24	Badlar + 5.25%	7,510,051
Tarjeta Naranja S.A.U.	07.05.22	Ps.	LIV Serie II	4,779,859	730 days	07.05.24	Badlar + 4.99%	12,448,524
Tarjeta Naranja S.A.U.	08.09.22	Ps.	LV Serie II	10,141,234	548 days	02.09.24	Badlar + 3.00%	12,489,778
Tarjeta Naranja S.A.U.	02.03.23	Ps.	LVII	12,512,200	365 days	02.03.24	Badlar + 4.50%	22,434,392
Tarjeta Naranja S.A.U.	04.27.23	Ps.	LVIII	12,214,678	366 days	04.27.24	Badlar + 5.00%	9,355,914
Tarjeta Naranja S.A.U.	07.27.23	Ps.	LIX	12,072,087	366 days	07.27.24	Badlar + 5.00%	25,150,161
Tarjeta Naranja S.A.U.	11.03.23	Ps.	LX	27,381,323	366 days	11.03.24	Badlar + 5.00%	48,304,758
Tarjeta Naranja S.A.U.	03.22.22	US$	LII	7,500	770 days	04.30.24	5.00%	12,334,506
Total								155,577,771
(*)    It includes principal and interest.
On June 21, 2018, Banco de Galicia y Buenos Aires S.A.U. issued the “Green Bond” which was entirely acquired by the International Finance Corporation. The Green Bond is a 7-year facility, with interest payable every six months. The Green Bond has a 36-month grace period in respect of the repayment of principal, followed by payments in 9 installments due every six months. As of December 31, 2023, the carrying amount of the Green Bond totals Ps.31,319,030, and it amounted to Ps.40,190,302 as of December 31, 2022.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The Company has the following Unsubordinated Debt Securities outstanding issued under the Global Programs detailed in the table above as of December 31, 2022, net of repurchases of Own Debt:

Company	Placement Date	Currency	Class N°	Face Value	Term	Maturity Date	Rate	Book Value(*) as of 12.31.22
Banco Galicia	09.12.22	Ps.	XII	5,829,400	6 months	03.12.23	Badlar + —%	37,237,258
Tarjeta Naranja S.A.U.	08.13.21	Ps.	XLIX Serie II	1,246,500	730 days	08.13.23	Badlar + 7.24%	11,176,218
Tarjeta Naranja S.A.U.	01.31.22	Ps.	LI Serie I	2,715,058	365 days	01.31.23	Badlar + 3.99%	19,154,899
Tarjeta Naranja S.A.U.	01.31.22	Ps.	LI Serie II	3,284,942	730 days	01.31.24	Badlar + 6.00%	22,853,101
Tarjeta Naranja S.A.U.	04.07.22	Ps.	LIII Serie I	4,532,644	365 days	04.07.23	Badlar + 3.75%	33,141,854
Tarjeta Naranja S.A.U.	04.07.22	Ps.	LIII Serie II	4,192,612	730 days	04.07.24	Badlar + 5.25%	30,242,976
Tarjeta Naranja S.A.U.	07.05.22	Ps.	LIV Serie I	3,220,141	365 days	07.05.23	Badlar + 2.85%	23,672,243
Tarjeta Naranja S.A.U.	07.05.22	Ps.	LIV Serie II	4,779,859	730 days	07.05.24	Badlar + 4.99%	34,329,999
Tarjeta Naranja S.A.U.	08.09.22	Ps.	LV Serie I	6,968,538	270 days	05.09.23	Badlar + —%	42,456,312
Tarjeta Naranja S.A.U.	08.09.22	Ps.	LV Serie II	10,141,234	548 days	02.09.24	Badlar + 3.00%	52,490,398
Tarjeta Naranja S.A.U.	02.03.23	Ps.	LVII	8,437,300	365 days	02.03.24	Badlar + 4.50%	57,604,972
Tarjeta Naranja S.A.U.	04.06.21	US$	XLVII	8,500	742 days	04.28.23	7%	9,571,555
Tarjeta Naranja S.A.U.	03.22.22	US$	LII	7,500	770 days	04.30.24	5%	8,366,781
Total								382,298,566
(*)    It includes principal and interest.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The repurchases of Own Debt securities as of the indicated dates are as follows:

Company	ON Class	Nominal Value as of 12.31.23	Book Value(*) as of 12.31.23
Tarjeta Naranja S.A.U.	LI Serie II	97,911	236,626
Tarjeta Naranja S.A.U.	LIII Serie II	50,000	130,110
Tarjeta Naranja S.A.U.	LIV Serie II	83,000	215,677
Tarjeta Naranja S.A.U.	LV Serie II	50,000	116,756
Tarjeta Naranja S.A.U.	LVII	50,000	118,429
Tarjeta Naranja S.A.U.	LVIII	49,625	120,680
Tarjeta Naranja S.A.U.	LIX	2,026,702	4,937,834
Tarjeta Naranja S.A.U.	LX	7,665,541	18,349,570
Total			24,225,682
(*)    It includes principal and interest.

Company	ON Class	Nominal Value as of 12.31.22	Book Value(*) as of 12.31.22
Banco de Galicia y Buenos Aires S.A.U.	XII	40,000	302,601
Tarjeta Naranja S.A.U.	XLVII	2	2,404
Tarjeta Naranja S.A.U.	XLIX Serie II	57,000	404,446
Tarjeta Naranja S.A.U.	LI Serie I	8,703	61,286
Tarjeta Naranja S.A.U.	LI Serie II	50,000	363,166
Tarjeta Naranja S.A.U.	LII	13	13,911
Tarjeta Naranja S.A.U.	LIII Serie I	50,000	365,168
Tarjeta Naranja S.A.U.	LIII Serie II	100,000	732,364
Tarjeta Naranja S.A.U.	LIV Serie I	170	1,237
Tarjeta Naranja S.A.U.	LIV Serie II	135,000	953,378
Tarjeta Naranja S.A.U.	LV Serie I	831,590	5,599,597
Tarjeta Naranja S.A.U.	LV Serie II	2,585,727	17,623,349
Tarjeta Naranja S.A.U.	LVII	189,000	1,326,430
Total			27,749,337
(*) It includes principal and interest.
Related-party information is disclosed in Note 51.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28. SUBORDINATED DEBT SECURITIES
The Company has the following subordinated debt securities not convertible into shares issued under the Global Programs detailed in Note 27 as of the close of the fiscal year:

Company	Placement Date	Currency	ON Class	Nominal Value	Term		Maturity Date	Rate	Book Value as of12.31.23(*)	Book Value as of12.31.22(*)
Banco de Galicia y Buenos Aires S.A.U.	07.19.16	US$	II	US$250,000	120 months	(1)	07.19.26	(2)	414,476,406	285,024,673

(*)	It includes principal and interest.
(1)	Amortization shall be fully made upon maturity, on July 19, 2026, unless redeemed, at the issuer’s option, fully at a price equal to 100% of the outstanding principal plus accrued and unpaid interest.
(2)
Fixed 8.25% rate p.a. (as from the issuance date to July 19, 2021, inclusively); and margin to be added to the nominal Benchmark Readjustment Rate of 7.156% p.a. to the due date of Debt securities. Such interest shall be payable semiannually on January 19 and July 19 as from 2017.

The net proceeds from this issuance of debt securities was applied to investments in working capital, loans, other loans and other uses envisaged by the provisions of the Law on Debt securities and the Argentine Central Bank regulations.
The repurchases of Own Subordinated Debt securities as of the indicated dates are as follows:

Company	ON Class	Nominal Value as of 12.31.23	Book Value(*) as of 12.31.23
Banco de Galicia y Buenos Aires S.A.U.	II	2,000,000	4,382,966
Total			4,382,966
Related-party information is disclosed in Note 51.

NOTE 29. PROVISIONS
The account breaks down as follows as of the indicated dates:

	12.31.23	12.31.22
For Termination Benefits	8,091,078	17,432,824
Others	33,007,129	46,941,899
Total	41,098,207	64,374,723
Changes in the “Provisions” account for fiscal year 2023 are detailed in Schedule J.
See Note 46 for further details.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30. OTHER NON-FINANCIAL LIABILITIES
The account breaks down as follows as of the indicated dates:

	12.31.23	12.31.22
Creditors for sale of assets	5,312,984	4,870,699
Tax withholdings and collections payable	142,502,647	186,305,053
Payroll and Social Contributions Payable	158,262,749	113,441,392
Withholdings on Payroll Payable	4,258,843	6,743,826
Fess to Directors and Syndics	3,076,121	3,920,917
Value-Added Tax	30,647,469	25,529,338
Sundry Creditors	98,847,678	61,291,971
Taxes Payable	105,308,353	111,870,037
Obligations Arising from Contracts with Customers (*)	7,302,649	17,467,802
Retirement payment orders pending settlement	971,209	2,230,844
Other Non-financial Liabilities	4,245,738	29,426,484
Total	560,736,440	563,098,363
(*)Including Liabilities for Quiero! Customer Loyalty Program.
Deferred income resulting from contracts with customers includes the liabilities for the “Quiero!” Customers Loyalty Program. The Group estimates the fair value of the points assigned to customers under the above-mentioned program. This value is estimated by means of the use of a mathematical model that considers certain assumptions of redemption rates, the fair value for the exchanged points based on the combination of available products and the customers’ preferences, as well as breakage. As of December 31, 2023, Ps.4,537,699 was recorded for non-exchanged points, whereas as of December 31, 2022, such amount totaled Ps.15,000,269.
The following table shows the estimated use of the liabilities recorded as of this fiscal year-end.

	Terms
Item	Up to 12 Months	Up to 24 Months	Over 24 Months	Total
Liabilities –“Quiero!” Customers Loyalty Program	2,384,313	1,165,170	988,216	4,537,699

NOTE 31. CAPITAL STOCK
The capital stock structure is detailed in Schedule K.
Due to the spin-off-merger in Tarjetas Regionales S.A. non-controlling interest, mentioned in Note 15.1, the Company increased its capital by 47,927,494 Class B shares.
On March 16, 2021 the capital increase of Grupo Financiero Galicia S.A. was registered with the Public Registry of Commerce.
The expenses related to the capital increase amounted to Ps. 242,684 and are deducted from the share premium.
The Company has no treasury shares in portfolio.
The Company’s shares are listed on Bolsas y Mercados Argentinos (BYMA), Mercado Abierto Electrónico S.A. (MAE) and the National Association of Securities Dealers Automated Quotation (NASDAQ).

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 32. INCOME STATEMENT BREAKDOWN
Breakdown of: Interest Income, Fee Income and Net Income from Financial Instruments Measured at Fair Value through Profit or Loss are detailed in Schedule Q.

NOTE 33. EXCHANGE RATE DIFFERENCES ON FOREIGN CURRENCY
The account breaks down as follows as of the indicated dates:

Arising from:	12.31.23	12.31.22	12.31.21
For Purchase sale of foreign currency	52,226,477	53,722,819	25,265,256
For Valuation of Assets and Liabilities in Foreign Currency	1,182,604,155	72,600,431	29,695,796
Total	1,234,830,632	126,323,250	54,961,052

NOTE 34. OTHER OPERATING INCOME
The account breaks down as follows as of the indicated dates:

	12.31.23	12.31.22	12.31.21
Other Adjustments and Interest on sundry Credits	428,634,401	233,106,874	86,577,714
Rental of Safety Deposit Boxes	24,720,538	25,143,631	24,795,673
Other Financial Income	22,715,594	6,899,479	5,729,318
Other Income from Services	145,723,863	110,707,327	76,170,864
Reversed allowances	51,320,766	407,710	12,358,389
Others	96,442,265	86,934,893	107,696,609
Total	769,557,427	463,199,914	313,328,567

NOTE 35. INSURANCE BUSINESS RESULT
The following items are included in the account as of the indicated dates:

	12.31.23	12.31.22
Insurance revenue	193,078,501	140,075,284
Insurance service expense	(118,528,152)	(54,924,499)
Net expenses from reinsurance contracts held	(1,289,711)	(4,367,148)
Total	73,260,638	80,783,637
The following items are included in the account as of December 31, 2021 under IFRS 4:

12.31.21
Premiums and Surcharges Accrued	149,523,729
Claims Accrued	(27,401,750)
Redemptions	(389,449)
Fixed and Periodic Annuities	(230,719)
Production and Operating Expenses	(29,968,573)
Other Income and Expenses	(1,658,707)
Total	89,874,531

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 36. IMPAIRMENT CHARGE
The following items are included in the account as of the indicated dates:

	12.31.23	12.31.22	12.31.21
Expected credit loss allowance	(372,661,621)	(311,513,727)	(249,230,976)
Direct charge offs	(11,718,591)	(17,656,753)	(19,176,270)
Total	(384,380,212)	(329,170,480)	(268,407,246)
The changes in the expected credit loss allowance between the beginning and the end of the annual period are detailed in Note 45.

NOTE 37. PERSONNEL EXPENSES
The following are the items included in the account as of the indicated dates:

	12.31.23	12.31.22	12.31.21
Payroll	(374,104,984)	(343,777,810)	(342,155,258)
Social Contributions on Payroll	(87,834,487)	(81,955,763)	(79,867,179)
Personnel Compensations and Rewards	(203,060,181)	(151,848,126)	(118,596,515)
Services for Personnel	(16,573,298)	(16,914,137)	(14,475,286)
Other Short-term Personnel Expenses	(25,774,198)	(12,322,525)	(11,015,739)
Other Long-term Personnel Expenses	(1,128,587)	(1,406,580)	(1,806,724)
Total	(708,475,735)	(608,224,941)	(567,916,701)

NOTE 38. ADMINISTRATIVE EXPENSES
The Group presented its statement of comprehensive income by function. Under this method, expenses are classified according to their function as part of the item “Administrative Expenses”.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The table below provides the required additional information about expenses by nature and function as of the indicated dates:

	12.31.23	12.31.22	12.31.21
Fees and Remunerations for Services	(41,753,962)	(47,573,699)	(36,155,493)
Directors’ and Syndics’ Fees	(7,292,487)	(7,821,489)	(4,782,094)
Advertising and Marketing	(28,829,250)	(26,798,356)	(28,248,152)
Taxes	(177,791,861)	(148,074,250)	(141,971,132)
Maintenance and Repairs of Assets and Systems	(85,176,162)	(87,569,057)	(98,229,904)
Electricity and Communications	(27,570,562)	(29,157,836)	(35,171,073)
Representation and Travel Expenses	(1,630,580)	(1,462,612)	(825,910)
Stationery and Office Supplies	(2,803,285)	(2,074,330)	(2,394,385)
Rentals	(1,274,727)	(2,221,453)	(5,930,210)
Administrative Services under Contract	(106,689,745)	(102,794,420)	(93,485,007)
Security	(14,131,469)	(13,366,510)	(14,170,701)
Insurance	(4,248,691)	(5,050,570)	(5,861,782)
Armored Transportation Services	(36,458,570)	(35,072,710)	(34,715,590)
Others	(59,464,767)	(54,165,830)	(48,252,320)
Total	(595,116,118)	(563,203,122)	(550,193,753)

NOTE 39. DEPRECIATION EXPENSES
The account breaks down as follows as of the indicated dates:

	12.31.23	12.31.22	12.31.21
Depreciation of Property, Plant and Equipment	(87,111,073)	(93,248,081)	(102,990,562)
Amortization of Organization and Development Expenses	(81,675,502)	(79,716,915)	(74,173,433)
Depreciation of other intangible assets	(2,217)	(2,216)	(550)
Others (*)	(1,100,779)	(2,028,348)	(109,464)
Total	(169,889,571)	(174,995,560)	(177,274,009)
(*)    "Other" include the depreciation of various assets and losses from sale or depreciation of property, plant and equipment.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 40. OTHER OPERATING EXPENSES
The account breaks down as follows as of the indicated dates:

	12.31.23	12.31.22	12.31.21
Turnover Tax	(671,995,024)	(476,251,133)	(392,965,030)
Contributions to the Deposit Insurance Scheme	(17,600,151)	(18,308,029)	(19,703,503)
Charges for Other Provisions	(27,691,265)	(27,259,204)	(17,712,872)
Claims	(31,340,261)	(37,958,321)	(33,686,738)
Other Financial Expenses	(71,558,142)	(76,465)	—
Interest on leases	(6,862,680)	(7,175,904)	(6,484,831)
Credit-card-relates expenses	(101,616,312)	(76,721,059)	(79,151,536)
Other Expenses from Services	(192,018,786)	(136,197,011)	(105,256,705)
Others	(19,391,410)	(18,916,823)	(21,914,311)
Total	(1,140,074,031)	(798,863,949)	(676,875,526)

NOTE 41. INCOME TAX/DEFERRED TAX
The following is a reconciliation of income tax charged to income as of December 31, 2023, as compared to the previous fiscal year:

	12.31.23	12.31.22	12.31.21
Income Before Income Tax for the Year	1,098,256,600	405,789,858	582,325,236
Current Tax Rate	35%	35%	35%
Income for the Year at Tax Rate	(384,389,810)	(142,026,450)	(203,813,833)
Permanent Differences at Tax Rate
- Income for Equity Instruments	2,067,205	(969,455)	(552,741)
- Untaxed Income	14,972,358	174,618	2,478,343
- Donations and Other Non-deductible Expenses	(1,285,782)	(163,432)	(60,420)
- Other	(14,611,318)	(8,078,787)	2,864,898
- Inflation effect	(759,274,187)	(509,912,223)	(338,829,697)
-Tax adjustment	—	—	5,424,828
- Tax inflation adjustment	727,049,452	554,062,473	331,400,572
Total Income Tax Charge for the Year	(415,472,082)	(106,913,256)	(201,088,050)

	12.31.23	12.31.22	12.31.21
Current Income Tax	(594,116,846)	(103,313,095)	(158,553,496)
Deferred Tax Charge(*)	320,169,999	19,764,195	(52,148,902)
Update of the charge tax for inflation effects	(144,377,672)	(20,523,130)	(10,180,267)
Tax Return adjustment from previous fiscal year	2,852,437	(2,841,226)	19,794,615
Total Income Tax Charge for the Year	(415,472,082)	(106,913,256)	(201,088,050)
(*)See Note 19.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	12.31.23	12.31.22	12.31.21
Current Income Tax	(594,116,846)	(103,313,095)	(158,553,496)
Tax Advances	45,009,263	48,072,531	46,676,027
Current Income Tax Liabilities	(549,107,583)	(55,240,564)	(111,877,469)
Tax Inflation Adjustment
•Law 27,430 introduced an amendment establishing that the subjects referred to in paragraphs a) to e) of Article 53 of the current Income Tax Act, for the purposes of determining the net taxable earnings, should deduct or incorporate the tax inflation adjustment to the tax income for the fiscal year being settled. Said adjustment would be applicable in the fiscal year where a variation percentage of the consumer price index is verified, greater than one hundred percent (100%), accumulated in the thirty-six (36) months prior to the closing of the fiscal year being settled.
•The positive or negative inflation adjustment, as the case may be, to be calculated, would be charged as follows: for the first and second fiscal years commenced on or after January 1, 2019, one sixth (1/6) had to be charged in that fiscal year, and the remaining five sixths (5/6), in equal parts, in the following five (5) immediate fiscal years. Later, for fiscal years commencing on or after January 1, 2021, the inflation adjustment would be charged in full (100%), with no deferral at all. In this regard, the whole inflation adjustment calculated for this year has to be included in the current fiscal year.
Tax rates
On June 16, 2021, Law 27,630 was enacted establishing a new graduated income tax rate structure for capital companies, with three segments in relation to the level of accumulated taxable net earnings, to be applied for fiscal years commencing on or after January 1, 2021, this date included.
The new tax rate in the framework of this treatment are:
For the fiscal year beginning on 01.01.23 and ended 12.31.23:

Accumulated taxable net earnings
Over Ps.	At Ps.	Will pay Ps	Plus %	On the surplus of Ps.
—	14,301	—	25%	—
14,301	143,012	3,575	30%	14,301
143,012	Onwards	42,189	35%	143,012
For the fiscal year beginning on 01.01.22 and ended 12.31.22:

Accumulated taxable net earnings
Over Ps.	At Ps.	Will pay Ps	Plus %	On the surplus of Ps.
—	7,605	—	25%	—
7,605	76,049	1,901	30%	7,605
76,049	Onwards	22,435	35%	76,049
The amounts provided for above will be adjusted annually, based on the annual variation of the CPI provided by INDEC, corresponding to the month of October of the year prior to the adjustment, with respect to the same month of the previous year.
Dividend tax: it is established that dividends or profits distributed to individuals, undivided estates or foreign beneficiaries will be taxed at the rate of 7%.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 42. DIVIDENDS
The General and Extraordinary Shareholders' Meeting held on April 25, 2023 approved the distribution of cash dividends in the amount of Ps.10,000,000 (equivalent to Ps.51,567,098 at December 31, 2023), which represented Ps.6.78 (amount stated in Argentine pesos) per share.
In addition, at said Meeting, the use of the Reserve for the eventual distribution of profits for up to Ps.75,000,000 (equivalent to Ps.386,753,250 at December 31, 2023) was approved, delegating to the Board of Directors the power to pay it on one or more occasions until the annual meeting that discusses the income of the current fiscal year. Accordingly, on May 9, 2023 a payment of Ps.35,000,000 (equivalent to Ps.154,486,921 at December 31, 2023) was made, on June 12, 2023 a payment of Ps.12,500,000 (equivalent to Ps.52,075,004 at December 31, 2023) was made, on July 10, 2023 a payment of Ps.12,500,000 (equivalent to Ps.48,968,054 at December 31, 2023) was made, on August 8, 2023 a payment of Ps.12,500,000 (equivalent to Ps.43,549,752 at December 31, 2023) was made, and on September 11, 2023 the remaining payment of Ps.12,500,000 was made (equivalent to Ps.38,625,143 at December 31, 2023).
The Ordinary and Extraordinary Shareholders' Meeting held on April 26, 2022, approved the distribution of cash dividends in the amount of Ps.11,000,000 (equivalent to Ps.115,884,765 at December 31, 2023), which represented Ps.7.46 (figure expressed in Argentine pesos) per share. On May 9, 2022, the aforementioned dividends were paid to the Company's shareholders.
Additionally, at the same Shareholders´ Meeting, the distribution of cash dividends in the amount of Ps.8,000,000 (equivalent to Ps.84,279,832 at December 31, 2023) was approved, delegating to the Board of Directors the power to partially pay it twice in the months of September 2022 and January 2023. On September 12, 2022, the payment of Ps.4,000,000 was made (which is equivalent to Ps.29,451,819 at December 31, 2023). On January 9, 2023, the remaining payment of Ps.4,000,000 was made (wich is equivalent to Ps.23,682,016 at December 31, 2023).
The Ordinary and Extraordinary Shareholders’ Meeting held on April 27, 2021, approved the partial use of the Optional Reserve for Future Income Distribution for the amount of Ps.1,500,000 (equivalent to Ps.23,549,784 at December 31, 2023) and the distribution of cash dividends for the same amount, which represented Ps.1.02 (figure expressed in Argentine pesos) per share.

NOTE 43. EARNINGS PER SHARE
Earnings per share are calculated by dividing income attributable to parent company´s owners by the weighted average number of outstanding ordinary shares during the year. As the Group does not have preferred shares or debt convertible into shares, basic earnings are equal to diluted earnings per share.

	12.31.23	12.31.22	12.31.21
Net Income for the Year Attributable to Parent Company´s Owners	679,674,788	304,906,143	380,219,835
Weighted Average Ordinary Shares	1,474,692	1,474,692	1,474,692
Earnings per Share	460.89	206.76	257.83

NOTE 44. SEGMENT REPORTING
The Group determines segments based on management reports that are reviewed by the Board of Directors and updated as they show changes.
Reportable segments are one or more operating segments with similar economic characteristics, distribution channels and regulatory environments.
Below there is a description of each business segment’s composition:
a.Bank: It represents the banking business operation results.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
b.Naranja X: This segment represents the results of operations of brand credit cards, consumer finance and digital banking services business. Includes the results of operations of Tarjetas Regionales S.A. consolidated with its subsidiaries, as follows: Cobranzas Regionales S.A., Naranja Digital Companía Financiera S.A.U. and Tarjeta Naranja S.A.U. At of 12.31.21, it incorporated the results of Ondara S.A., liquidated in the previous financial year.
c.Insurance: This segment represents the results of operations of the insurance companies’ business and includes the results of operations of Sudamericana Holding S.A. consolidated with its subsidiaries, as follows: Galicia Retiro Cía. de Seguros S.A.U., Galicia Seguros S.A.U., Galicia Broker Asesores de Seguros S.A., Well Assistance S.A.U. and, as from this fiscal year, Sudamericana Seguros Galicia S.A. (formerly Seguros SURA S.A.).
d.Other Businesses: This segment shows the results of operations of Galicia Asset Management S.A.U., Galicia Warrants S.A., Galicia Securities S.A.U., Agri Tech Investments LLC, Agri Tech Investments Argentina S.A.U., IGAM LLC, Inviu S.A.U., INVIU Uruguay Agente de Valores S.A., Galicia Investments LLC, Galicia Ventures LP, Galicia Holdings LLC and Grupo Financiero Galicia S.A., the last net of eliminations of the income from equity investments.
e.Adjustments: This segment includes consolidation adjustments and eliminations of transactions among subsidiaries. See Note 51.5.
The operating income (loss) of the Group’s different operating segments is monitored separately in order to make decisions on resource allocation and the evaluation of each segment’s performance. Segment performance is evaluated based on operating income or losses and is consistently measured with the operating income and losses of the consolidated income statement.
Intersegment transactions are at arm’s length similarly to transactions performed with third parties. Income, expenses and income (losses) resulting from the transfers among operating segments are then eliminated from consolidation.
On July 26, 2021, INVIU Uruguay Agente de Valores S.A. was authorized by the Central Bank of Uruguay to operate as a Securities Agent, in order to provide financial advice to foreign customers. At the closing of the fiscal year 2021, the volume of operations reached by said Company was not significant.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The relevant segment reporting as of the indicated dates is as follows:

	Bank	Naranja X	Insurance	Other Businesses	Adjustments	Total as of 12.31.23
Net Income from interest	2,946,998,795	525,337,475	16,330,374	(484,631)	(5,496,665)	3,482,685,348
Net fee Income	587,222,167	375,440,512	—	7,954,396	(20,302,358)	950,314,717
Net Income from Financial Instruments measured at fair value through Profit or Loss	235,500,610	195,210,141	(23,413,632)	134,946,535	9,881,990	552,125,644
Income from Derecognition of Assets Measured at Amortized Cost	85,364,394	(498,842)	—	14,217	—	84,879,769
Exchange rate Differences on Foreign Currency	1,073,666,045	9,946,717	109,742,854	41,475,016	—	1,234,830,632
Other Operating Income	562,062,968	79,132,915	24,101,771	119,372,526	(15,112,753)	769,557,427
Insurance Business Result	—	—	42,825,266	—	30,435,372	73,260,638
Impairment Charge	(253,488,691)	(130,893,908)	2,387	—	—	(384,380,212)
Personnel Expenses	(507,086,859)	(156,578,537)	(25,667,021)	(19,143,318)	—	(708,475,735)
Administrative Expenses	(412,367,768)	(154,673,762)	(13,813,546)	(15,924,829)	1,663,787	(595,116,118)
Depreciation Expenses	(141,348,905)	(24,547,824)	(2,440,669)	(1,552,173)	—	(169,889,571)
Other Operating Expenses	(827,270,160)	(211,700,591)	(71,656,028)	(29,450,643)	3,391	(1,140,074,031)
Loss on net monetary position	(2,467,035,677)	(453,712,330)	(39,224,831)	(101,047,072)	—	(3,061,019,910)
Operating Income	882,216,919	52,461,966	16,786,925	136,160,024	1,072,764	1,088,698,598
Share of profit from Associates and Joint Ventures	(3,924,114)	—	9,830,413	—	—	5,906,299
Income before Taxes from Continuing Operations	878,292,805	52,461,966	26,617,338	136,160,024	1,072,764	1,094,604,897
Income Tax from Continuing Operations	(313,000,336)	(24,791,599)	(3,686,573)	(73,456,671)	—	(414,935,179)
Net Income from Continuing Operations	565,292,469	27,670,367	22,930,765	62,703,353	1,072,764	679,669,718
Net Income for the Year	565,292,469	27,670,367	22,930,765	62,703,353	1,072,764	679,669,718
Other Comprehensive Income (Loss)	—	953,677	400,102	1,755,951	—	3,109,730
Net Income (Loss) for the Year Attributable to Parent Company´s Owners	565,292,469	28,624,044	23,335,937	64,459,304	1,072,764	682,784,518
Net Income for the Year Attributable to Non-controlling Interests	—	—	(5,070)	—	—	(5,070)

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Bank	Naranja X	Insurance	Other Businesses	Adjustments	Total as of 12.31.22
Net Income from interest	484,725,188	422,729,801	60,150,627	2,973,892	(13,175,822)	957,403,686
Net fee Income	515,909,540	353,440,839	—	146,759	(18,671,490)	850,825,648
Net Income from Financial Instruments measured at fair value through Profit or Loss	2,011,056,270	83,968,443	(40,615,972)	53,871,845	14,175,408	2,122,455,994
Income from Derecognition of Assets Measured at Amortized Cost	3,854,798	(104,469)	—	—	—	3,750,329
Exchange rate Differences on Foreign Currency	121,462,803	(820,561)	28,380	5,652,628	—	126,323,250
Other Operating Income	311,843,474	72,156,816	10,476,534	84,908,108	(16,185,018)	463,199,914
Insurance Business Result	—	—	49,667,891	—	31,115,746	80,783,637
Impairment Charge	(221,961,923)	(107,216,109)	7,552	—	—	(329,170,480)
Personnel Expenses	(419,595,628)	(153,341,955)	(23,250,309)	(12,037,049)	—	(608,224,941)
Administrative Expenses	(397,833,304)	(140,527,358)	(11,903,836)	(16,263,560)	3,324,936	(563,203,122)
Depreciation Expenses	(139,360,637)	(31,480,958)	(3,513,189)	(640,776)	—	(174,995,560)
Other Operating Expenses	(574,895,568)	(212,677,953)	(147,751)	(11,244,948)	102,271	(798,863,949)
Loss on net monetary position	(1,394,978,504)	(261,163,989)	(12,226,826)	(47,720,633)	—	(1,716,089,952)
Operating Income	300,226,509	24,962,547	28,673,101	59,646,266	686,031	414,194,454
Share of profit from Associates and Joint Ventures	(2,769,871)	—	—	—	—	(2,769,871)
Income before Taxes from Continuing Operations	297,456,638	24,962,547	28,673,101	59,646,266	686,031	411,424,583
Income Tax from Continuing Operations	(39,471,385)	(12,272,864)	(13,505,517)	(41,268,618)	—	(106,518,384)
Net Income from Continuing Operations	257,985,253	12,689,683	15,167,584	18,377,648	686,031	304,906,199
Net Income for the Year	257,985,253	12,689,683	15,167,584	18,377,648	686,031	304,906,199
Other Comprehensive Income (Loss)	(7,087,864)	(88)	(114,638)	1,172,993	—	(6,029,597)
Net Income (Loss) for the Year Attributable to Parent Company´s Owners	250,897,389	12,689,595	15,052,890	19,550,641	686,031	298,876,546
Net Income for the Year Attributable to Non-controlling Interests	—	—	56	—	—	56

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Bank	Naranja X	Insurance	Other Businesses	Adjustments	Total as of 12.31.21
Net Income from interest	842,094,131	457,742,752	28,514,085	968,583	6,917,137	1,336,236,688
Net fee Income	514,648,642	338,872,931	—	(328,712)	(21,672,748)	831,520,113
Net Income from Financial Instruments measured at fair value through Profit or Loss	1,168,510,017	5,116,173	(18,478,205)	18,104,983	(4,143,821)	1,169,109,147
Income from Derecognition of Assets Measured at Amortized Cost	199,743	2,397	—	—	—	202,140
Exchange rate Differences on Foreign Currency	45,166,343	1,785,961	478,540	7,530,208	—	54,961,052
Other Operating Income	199,585,520	72,629,463	4,628,511	55,865,038	(19,379,965)	313,328,567
Insurance Business Result	—	—	51,972,255	—	37,902,276	89,874,531
Impairment Charge	(177,205,778)	(91,152,324)	(49,144)	—	—	(268,407,246)
Personnel Expenses	(381,191,783)	(152,004,652)	(19,745,298)	(14,974,968)	—	(567,916,701)
Administrative Expenses	(395,902,701)	(133,281,094)	(9,947,325)	(12,781,010)	1,718,377	(550,193,753)
Depreciation Expenses	(132,334,299)	(40,015,064)	(4,443,613)	(481,033)	—	(177,274,009)
Other Operating Expenses	(498,587,395)	(172,413,584)	(168,048)	(5,796,056)	89,557	(676,875,526)
Loss on net monetary position	(785,631,014)	(159,047,737)	(8,083,766)	(19,380,454)	—	(972,142,971)
Operating Income	399,351,426	128,235,222	24,677,992	28,726,579	1,430,813	582,422,032
Share of profit from Associates and Joint Ventures	(1,579,260)	—	—	—	—	(1,579,260)
Income before Taxes from Continuing Operations	397,772,166	128,235,222	24,677,992	28,726,579	1,430,813	580,842,772
Income Tax from Continuing Operations	(120,121,935)	(52,140,206)	(10,182,040)	(18,178,756)	—	(200,622,937)
Net Income from Continuing Operations	277,650,231	76,095,016	14,495,952	10,547,823	1,430,813	380,219,835
Net Income for the Year	277,650,231	76,095,016	14,495,952	10,547,823	1,430,813	380,219,835
Other Comprehensive Income (Loss)	919,698	(3,876)	150,354	(48,825)	—	1,017,351
Net Income (Loss) for the Year Attributable to Parent Company´s Owners	278,569,929	76,091,140	14,646,306	10,498,998	1,430,813	381,237,186
Net Income for the Year Attributable to Non-controlling Interests	—	—	—	—	—	—

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Bank	Naranja X	Insurance	Other Businesses	Adjustments	Total as of 12.31.23
ASSETS
Cash and Due from Banks	3,877,395,117	39,307,493	9,083,062	163,909,498	(66,371,755)	4,023,323,415
Debt Securities at fair value through profit or loss	932,449,238	127,730,276	139,133,833	36,351,629	(28,608,649)	1,207,056,327
Derivative Financial Instruments	71,096,852	13,062,447	—	3,074	(13,023,883)	71,138,490
Repurchase Transactions	2,189,005,437	212,925,524	—	—	(43,100,856)	2,358,830,105
Other Financial Assets	247,414,013	13,159,734	31,214,180	87,135,779	(19,900,923)	359,022,783
Loans and Other Financing	4,498,565,740	1,835,594,015	—	8,755,735	(132,798,676)	6,210,116,814
Other Debt Securities	3,611,947,185	238,827,451	32,348,278	—	—	3,883,122,914
Financial Assets Pledged as Collateral	778,682,816	64,271,009	—	26,983,244	—	869,937,069
Current Income Tax Assets	—	—	3,921,023	203,095	—	4,124,118
Investments in Equity Instruments	13,903,576	—	228,784	5,295,039	—	19,427,399
Equity Investments in Associates and Joint Ventures	5,342,615	—	—	—	—	5,342,615
Property, Plant and Equipment	636,056,023	65,705,155	12,955,916	1,417,668	—	716,134,762
Intangible Assets	207,346,031	17,702,550	19,964,739	4,170,595	—	249,183,915
Deferred Income Tax Assets	263,304,647	59,222,491	56,648,006	3,331,766	—	382,506,910
Insurance Contract Assets	—	—	19,798,609	—	—	19,798,609
Reinsurance Contract Assets	—	—	57,684,449	—	—	57,684,449
Other Non-financial Assets	113,182,701	14,334,951	4,834,985	24,371,158	(16)	156,723,779
Non-current Assets Held for Sale	151,024	—	—	—	—	151,024
TOTAL ASSETS	17,445,843,015	2,701,843,096	387,815,864	361,928,280	(303,804,758)	20,593,625,497
LIABILITIES
Deposits	11,177,609,307	414,436,075	—	12,433	(86,261,272)	11,505,796,543
Liabilities at Fair Value Through Profit or Loss	99,752,488	—	—	—	—	99,752,488
Derivative Financial Instruments	37,694,864	—	—	—	(13,023,883)	24,670,981
Repurchase Transactions	47,061,623	43,100,856	—	—	(43,100,856)	47,061,623
Other Financial Liabilities	1,342,736,495	1,076,171,379	—	163,198,184	(15,316,876)	2,566,789,182
Financing Received from the Argentine Central Bank and Other Financial Institutions	87,722,297	305,681,236	—	1,104,148	(116,066,549)	278,441,132
Debt Securities	31,319,030	179,803,454	—	—	(24,225,683)	186,896,801
Current Income Tax Liabilities	475,941,400	20,049,601	18,020,090	35,096,492	—	549,107,583
Subordinated Debt Securities	418,859,372	—	—	—	(4,382,966)	414,476,406
Provisions	34,880,377	4,373,927	1,640,554	203,349	—	41,098,207
Deferred Income Tax Liabilities	—	—	26,109,433	8,875,617	—	34,985,050
Insurance Contracts Liabilities	—	—	213,080,437	—	(8,309)	213,072,128
Reinsurance Contracts Liabilities	—	—	4,361,482	—	—	4,361,482
Other Non-financial Liabilities	380,239,256	102,247,570	56,251,658	23,416,320	(1,418,364)	560,736,440
TOTAL LIABILITIES	14,133,816,509	2,145,864,098	319,463,654	231,906,543	(303,804,758)	16,527,246,046

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Bank	Naranja X	Insurance	Other Businesses	Adjustments	Total as of 12.31.22
ASSETS
Cash and Due from Banks	2,725,855,727	41,607,334	80,840	73,556,868	(31,693,686)	2,809,407,083
Debt Securities at fair value through profit or loss	4,969,212,991	1,259,620	730,932	27,655,006	(25,473,024)	4,973,385,525
Derivative Financial Instruments	20,885,894	7,795,206	—	—	(7,791,345)	20,889,755
Repurchase Transactions	657,306,693	136,408,471	—	—	(68,527,163)	725,188,001
Other Financial Assets	275,252,241	8,317,798	7,240,254	61,152,656	(324,666)	351,638,283
Loans and Other Financing	5,945,794,439	2,061,965,683	—	19,257,407	(222,555,814)	7,804,461,715
Other Debt Securities	2,199,600,435	46,635,996	38,299,052	19,500,656	(2,276,311)	2,301,759,828
Financial Assets Pledged as Collateral	628,314,642	320,548,499	—	5,944,212	—	954,807,353
Current Income Tax Assets	—	—	2,312,576	262,708	—	2,575,284
Investments in Equity Instruments	14,055,265	—	—	44	—	14,055,309
Equity Investments in Associates and Joint Ventures	4,185,565	—	—	—	—	4,185,565
Property, Plant and Equipment	640,307,397	75,393,806	10,438,537	913,154	—	727,052,894
Intangible Assets	216,727,331	20,742,688	462,141	3,828,875	—	241,761,035
Deferred Income Tax Assets	—	39,172,895	2,800,982	3,763,423	—	45,737,300
Insurance Contract Assets	—	—	7,047,074	—	—	7,047,074
Reinsurance Contract Assets	—	—	199,094	—	—	199,094
Other Non-financial Assets	94,206,795	39,425,466	1,201,347	23,171,765	—	158,005,373
Non-current Assets Held for Sale	7,853	—	—	—	—	7,853
TOTAL ASSETS	18,391,713,268	2,799,273,462	70,812,829	239,006,774	(358,642,009)	21,142,164,324
LIABILITIES
Deposits	13,322,530,662	169,321,916	—	323,044	(46,157,584)	13,446,018,038
Liabilities at Fair Value Through Profit or Loss	491,036	—	—	—	—	491,036
Derivative Financial Instruments	18,425,950	—	—	—	(7,791,345)	10,634,605
Repurchase transactions	—	68,527,163	—	—	(68,527,163)	—
Other Financial Liabilities	952,944,766	1,176,347,480	—	60,855,835	(470,614)	2,189,677,467
Financing Received from the Argentine Central Bank and Other Financial Institutions	66,037,452	376,759,572	—	—	(207,582,582)	235,214,442
Debt Securities	77,730,161	372,508,043	—	—	(27,749,336)	422,488,868
Current Income Tax Liabilities	19,597,147	7,305,325	7,952,197	20,385,895	—	55,240,564
Subordinated Debt Securities	285,024,673	—	—	—	—	285,024,673
Provisions	61,705,259	1,070,388	1,253,004	346,072	—	64,374,723
Deferred Income Tax Liabilities	32,923,570	—	782,526	6,258,201	—	39,964,297
Insurance Contracts Liabilities	—	—	8,227,913	—	(27,194)	8,200,719
Other Non-financial Liabilities	421,622,872	85,808,238	12,302,582	43,700,862	(336,191)	563,098,363
TOTAL LIABILITIES	15,259,033,548	2,257,648,125	30,518,222	131,869,909	(358,642,009)	17,320,427,795
The information by geographic segments as of the indicated dates is presented below:

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Argentina	Uruguay	Adjustments	Total as of 12.31.23
Net Income from interest	3,488,182,013	—	(5,496,665)	3,482,685,348
Net fee Income	971,732,908	(1,115,833)	(20,302,358)	950,314,717
Net Income from Financial Instruments measured at fair value through Profit or Loss	541,466,725	776,929	9,881,990	552,125,644
Income from Derecognition of Assets Measured at Amortized Cost	84,879,769	—	—	84,879,769
Exchange rate Differences on Foreign Currency	1,234,508,717	321,915	—	1,234,830,632
Other Operating Income	784,133,062	537,118	(15,112,753)	769,557,427
Insurance Business Result	42,825,266	—	30,435,372	73,260,638
Impairment Charge	(384,380,212)	—	—	(384,380,212)
Personnel Expenses	(707,724,388)	(751,347)	—	(708,475,735)
Administrative Expenses	(595,683,246)	(1,096,659)	1,663,787	(595,116,118)
Depreciation Expenses	(169,871,396)	(18,175)	—	(169,889,571)
Other Operating Expenses	(1,140,071,316)	(6,106)	3,391	(1,140,074,031)
Loss on net monetary position	(3,059,864,083)	(1,155,827)	—	(3,061,019,910)
Operating Income	1,090,133,819	(2,507,985)	1,072,764	1,088,698,598
Share of profit from Associates and Joint Ventures	5,906,299	—	—	5,906,299
Income before Taxes from Continuing Operations	1,096,040,118	(2,507,985)	1,072,764	1,094,604,897
Income Tax from Continuing Operations	(414,935,179)	—	—	(414,935,179)
Net Income from Continuing Operations	681,104,939	(2,507,985)	1,072,764	679,669,718
Net Income for the Year	681,104,939	(2,507,985)	1,072,764	679,669,718
Other Comprehensive Income (Loss)	1,352,964	1,756,766	—	3,109,730
Net Income (Loss) for the Year Attributable to Parent Company´s Owners	682,462,973	(751,219)	1,072,764	682,784,518
Net Income for the Year Attributable to Non-controlling Interests	(5,070)	—	—	(5,070)

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Argentina	Uruguay	Adjustments	Total as of 12.31.22
Net Income from interest	970,579,508	—	(13,175,822)	957,403,686
Net fee Income	869,745,044	(247,906)	(18,671,490)	850,825,648
Net Income from Financial Instruments measured at fair value through Profit or Loss	2,108,000,991	279,595	14,175,408	2,122,455,994
Income from Derecognition of Assets Measured at Amortized Cost	3,750,329	—	—	3,750,329
Exchange rate Differences on Foreign Currency	126,273,282	49,968	—	126,323,250
Other Operating Income	479,260,094	124,838	(16,185,018)	463,199,914
Insurance Business Result	49,667,891	—	31,115,746	80,783,637
Impairment Charge	(329,170,480)	—	—	(329,170,480)
Personnel Expenses	(607,782,210)	(442,731)	—	(608,224,941)
Administrative Expenses	(565,562,552)	(965,506)	3,324,936	(563,203,122)
Depreciation Expenses	(174,990,752)	(4,808)	—	(174,995,560)
Other Operating Expenses	(798,963,809)	(2,411)	102,271	(798,863,949)
Loss on net monetary position	(1,715,639,625)	(450,327)	—	(1,716,089,952)
Operating Income	415,167,711	(1,659,288)	686,031	414,194,454
Share of profit from Associates and Joint Ventures	(2,769,871)	—	—	(2,769,871)
Income before Taxes from Continuing Operations	412,397,840	(1,659,288)	686,031	411,424,583
Income Tax from Continuing Operations	(106,518,384)	—	—	(106,518,384)
Net Income from Continuing Operations	305,879,456	(1,659,288)	686,031	304,906,199
Net Income for the Year	305,879,456	(1,659,288)	686,031	304,906,199
Other Comprehensive Income (Loss)	(7,202,589)	1,172,992	—	(6,029,597)
Net Income (Loss) for the Year Attributable to Parent Company´s Owners	298,676,811	(486,296)	686,031	298,876,546
Net Income for the Year Attributable to Non-controlling Interests	56	—	—	56

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Argentina	Uruguay	Adjustments	Total as of 12.31.23
ASSETS
Cash and Due from Banks	4,087,968,029	1,727,141	(66,371,755)	4,023,323,415
Debt Securities at fair value through profit or loss	1,235,664,976	—	(28,608,649)	1,207,056,327
Derivative Financial Instruments	84,159,299	3,074	(13,023,883)	71,138,490
Repurchase Transactions	2,401,930,961	—	(43,100,856)	2,358,830,105
Other Financial Assets	378,923,706	—	(19,900,923)	359,022,783
Loans and Other Financing	6,342,894,453	21,037	(132,798,676)	6,210,116,814
Other Debt Securities	3,883,122,914	—	—	3,883,122,914
Financial Assets Pledged as Collateral	868,602,531	1,334,538	—	869,937,069
Current Income Tax Assets	4,124,118	—	—	4,124,118
Investments in Equity Instruments	19,427,399	—	—	19,427,399
Equity Investments in Associates and Joint Ventures	5,342,615	—	—	5,342,615
Property, Plant and Equipment	715,594,914	539,848	—	716,134,762
Intangible Assets	249,182,252	1,663	—	249,183,915
Deferred Income Tax Assets	382,506,910	—	—	382,506,910
Insurance Contract Assets	19,798,609	—	—	19,798,609
Reinsurance Contract Assets	57,684,449	—	—	57,684,449
Other Non-financial Assets	156,703,361	20,434	(16)	156,723,779
Non-current Assets Held for Sale	151,024	—	—	151,024
TOTAL ASSETS	20,893,782,520	3,647,735	(303,804,758)	20,593,625,497
LIABILITIES
Deposits	11,592,057,815	—	(86,261,272)	11,505,796,543
Liabilities at Fair Value Through Profit or Loss	99,752,488	—	—	99,752,488
Derivative Financial Instruments	37,694,864	—	(13,023,883)	24,670,981
Repurchase Transactions	90,162,479	—	(43,100,856)	47,061,623
Other Financial Liabilities	2,581,580,164	525,894	(15,316,876)	2,566,789,182
Financing Received from the Argentine Central Bank and Other Financial Institutions	394,507,681	—	(116,066,549)	278,441,132
Debt Securities	211,122,484	—	(24,225,683)	186,896,801
Current Income Tax Liabilities	549,107,583	—	—	549,107,583
Subordinated Debt Securities	418,859,372	—	(4,382,966)	414,476,406
Provisions	41,098,207	—	—	41,098,207
Deferred Income Tax Liabilities	34,985,050	—	—	34,985,050
Insurance Contracts Liabilities	213,080,437	—	(8,309)	213,072,128
Reinsurance Contracts Liabilities	4,361,482	—	—	4,361,482
Other Non-financial Liabilities	560,446,926	1,707,878	(1,418,364)	560,736,440
TOTAL LIABILITIES	16,828,817,032	2,233,772	(303,804,758)	16,527,246,046

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Argentina	Uruguay	Adjustments	Total as of 12.31.22
Cash and Due from Banks	2,817,690,230	23,410,539	(31,693,686)	2,809,407,083
Debt Securities at fair value through profit or loss	4,996,746,536	2,112,013	(25,473,024)	4,973,385,525
Derivative Financial Instruments	28,681,100	—	(7,791,345)	20,889,755
Repurchase Transactions	793,715,164	—	(68,527,163)	725,188,001
Other Financial Assets	351,962,949	—	(324,666)	351,638,283
Loans and Other Financing	8,027,016,795	734	(222,555,814)	7,804,461,715
Other Debt Securities	2,304,036,139	—	(2,276,311)	2,301,759,828
Financial Assets Pledged as Collateral	953,694,724	1,112,629	—	954,807,353
Current Income Tax Assets	2,575,284	—	—	2,575,284
Investments in Equity Instruments	14,055,309	—	—	14,055,309
Equity Investments in Associates and Joint Ventures	4,185,565	—	—	4,185,565
Property, Plant and Equipment	727,040,389	12,505	—	727,052,894
Intangible Assets	241,757,156	3,879	—	241,761,035
Deferred Income Tax Assets	45,737,300	—	—	45,737,300
Insurance Contract Assets	7,047,074	—	—	7,047,074
Reinsurance Contract Assets	199,094	—	—	199,094
Other Non-financial Assets	157,997,589	7,784	—	158,005,373
Non-current Assets Held for Sale	7,853	—	—	7,853
TOTAL ASSETS	21,474,146,250	26,660,083	(358,642,009)	21,142,164,324
Deposits	13,492,175,622	—	(46,157,584)	13,446,018,038
Liabilities at Fair Value Through Profit or Loss	491,036	—	—	491,036
Derivative Financial Instruments	18,425,950	—	(7,791,345)	10,634,605
Repurchase Transactions	68,527,163	—	(68,527,163)	—
Other Financial Liabilities	2,166,108,751	24,039,332	(470,616)	2,189,677,467
Financing Received from the Argentine Central Bank and Other Financial Institutions	442,797,024	—	(207,582,582)	235,214,442
Debt Securities	450,238,204	—	(27,749,336)	422,488,868
Current Income Tax Liabilities	55,240,564	—	—	55,240,564
Subordinated Debt Securities	285,024,673	—	—	285,024,673
Provisions	64,374,723	—	—	64,374,723
Deferred Income Tax Liabilities	39,964,297	—	—	39,964,297
Insurance Contracts Liabilities	8,227,913	—	(27,194)	8,200,719
Other Non-financial Liabilities	561,374,663	2,059,892	(336,192)	563,098,363
TOTAL LIABILITIES	17,652,970,583	26,099,224	(358,642,012)	17,320,427,795

NOTE 45. CAPITAL MANAGEMENT AND RISK POLICIES
The tasks related to risk information and internal control of each of the companies controlled by Grupo Financiero Galicia are defined and carried out rigorously by each of them.
Corporate risk management is monitored by the Audit Committee, which as well gathers and analyzes the information submitted by the main controlled companies.
As concerns risks, Banco Galicia embraces a policy that takes into consideration several aspects of the business and operations, abiding by the main guidelines of internationally accepted standards.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The specific function of the integral management of risks faced by Banco Galicia has been assigned to the Risk Area Management, ensuring its independence from the rest of the business areas by depending directly on the Bank’s General Management. Likewise, in order to have timely information and an agile and efficient structure that allows responding and adapting to the prevailing macro and microeconomic variables, the functions of granting and recovering credits, both for companies and individuals, are in charge of managements directly reporting to the Area, thus seeking greater efficiency in decision-making.
Additionally, the control and prevention of the risks of money laundering, terrorist financing, and other illicit activities, are in charge of the Prevention of Money Laundering Management, reporting to the Board of Directors, thus ensuring the Board of Directors is fully knowledgeable of the risks the Bank is exposed to, being in charge of designing and proposing the required policies and procedures for their identification, evaluation, follow-up, control, and mitigation.
The Risk Appetite framework has been specified as the risk level that would eventually be assumed in order to meet the business objectives. This specified Risk Appetite framework counts on different levels of risk acceptance, both in individual and consolidated terms. The Risk Appetite monitors, through a series of metrics and associated thresholds, the main risks assumed by the Bank, and divides them into the following dimensions: (i) Capital Risk (or Solvency); (ii) Financial Risk; (iii) Credit Risk; (iv) Operational Risk; (v) Cybersecurity. It should be noted that the last two dimensions also include monitoring the Reputational and Technological Risks.
Additionally, the Risks Area Management monitors the risk appetite set up, and conducts prospective analysis of the risk levels, aligning the management to the strategy and the business plan defined by the Board of Directors. It also promotes corporate policies aimed at mitigating verified (or potential) deviations from the accepted risk levels.
Capital Management
The Company’s goals are to generate returns to its shareholders, benefits to other groups of interest and keep the best capital structure. The latter will be given by the needs for investment in subsidiaries and new ventures, keeping the expected profitability levels and complying with the liquidity and solvency goals set.
Banco Galicia’s subsidiary determines the minimum capital requirement for each risk, in accordance with Argentine Central Bank regulations. The capital risk management is cross-sectional with respect to the other risks. Senior management is responsible for monitoring, overseeing, adjusting and ensuring compliance with its stated goals concerning capital management.
The Capital Adequacy Assessment Process (Proceso de Evaluación de Suficiencia de Capital—PESC) (reflected in the Capital Adequacy Report—IAC, as per its acronym in Spanish) enables to assess the relationship between own resources available and necessary resources to maintain an appropriate risk profile. This process also allows for the identification of both the economic capital needs and the sources to meet such needs.
To perform stress tests, four scenarios with different likelihood of occurrence are defined, which could affect the solvency and liquidity. The most likely to occur scenarios are used in management stress testing and are referred to when defining Risk Appetite thresholds. The least-likely to occur or least-severe scenarios are used in developing the Recovery Plan, which specifies the protocol defined for situations or events that may compromise the Bank’s operational capacity.
As of December 31, 2023, and December 31, 2022, Banco Galicia complied with the minimum capital requirement established by the Argentine Central Bank regulations. The balances of these items for Banco Galicia are detailed below, in accordance with the regulations and the currency in force each year.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Computable Regulatory Capital (RPC, as per the initials in Spanish) is made up of Core Capital and Supplementary Capital. Banco Galicia’s balance for such items as of December 31, 2023, and December 31, 2022, is as follows:

	12.31.23	12.31.22
Basic Shareholders’ Equity	1,600,079,694	505,589,433
(Deductible Items)	(304,644,028)	(63,094,866)
Equity Tier 1	1,295,435,666	442,494,567
Complementing shareholders’ Equity	80,848,330	36,138,983
Equity Tier 2	80,848,330	36,138,983
Regulatory Capital (RPC)	1,376,283,996	478,633,550
The breakdown of the minimum capital requirement determined for the Group is shown below:

	12.31.23	12.31.22
Credit Risk	288,667,341	109,407,718
Market Risk	52,837,873	6,642,210
Operational Risk	112,505,729	36,743,804
Minimum Capital Requirement	454,010,943	152,793,732
Integration	1,376,283,996	478,633,550
Excess	922,273,053	325,839,818
Financial Risks
Financial risk is a phenomenon inherent to the financial brokerage activity. The exposure to the different financial risk factors is a natural circumstance that cannot be completely avoided without affecting the Group’s long-term economic viability. However, the lack of management regarding risk exposures is one of the most significant short-term threats. Risk factors need to be identified and managed within a specific policy framework that envisages the profile and the level of risk it has been decided to take to achieve long-term strategic goals.
Market Risk
The “price risk” is the possibility of incurring losses as a consequence of the variation of the market price of financial assets whose value is subject to negotiation. Financial assets subject to “trading” or allocated to “own positions” will be government and private debt securities, shares, currencies, derivatives and debt instruments issued by the Argentine Central Bank.
Brokerage/trading transactions that are allowed and regulated by the Policy are as follows:
•Brokerage of Government and Provincial Securities.
•Brokerage of Currencies on the Spot and Futures Markets
•Brokerage of Interest Rate Derivatives. Interest Rate Futures and Interest Rate Swaps.
•Brokerage of Debt Instruments Issued by the Argentine Central Bank.
•Brokerage of Third-party Debt securities.
•Brokerage of Shares.
For the fiscal year 2023, a limit of 2.25% of TIER1 was set for all operations, with a closing amount of Ps.58,755,406.
The “price risk” (market) is daily managed according to the strategy approved, the purpose of which is to keep the Group present in the different currencies, variable- and fixed-income and derivatives markets, while obtaining the maximum return as possible on brokerage, without exposing the latter to excessive risk levels. Finally, the designed policy contributes

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
to providing transparency and facilitates the perception of the risk levels to which it is exposed. In order to measure and monitor risks derived from the variation in the price of financial instruments that form the trading or brokerage securities portfolio, a model known as “Value at Risk” (also known as “VaR”) is used. This model determines the possible loss that could be generated by different financial instruments at each time under the following critical parameters.
Currency Risk
The composition of Assets and Liabilities in domestic currency and foreign currency exposes the Bank’s financial position to the so-called “Currency Risk”, as a consequence of market fluctuations in the prices of the different currencies in which Assets and Liabilities are nominated.
The Group’s exposure to the foreign exchange risk as of year-end by type of currency is shown below:

	Balances as of 12.31.23
Currency	Monetary Financial Assets	Monetary Financial Liabilities	Derivatives	Net Position
US Dollar	5,898,395	(4,554,814)	124,168	1,467,749
Euro	60,569	(11,240)	—	49,329
Canadian Dollar	1,663	(151)	—	1,512
Real	706	—	—	706
Swiss Franc	820	(603)	—	217
Others	1,965	(85)	—	1,880
Total	5,964,118	(4,566,893)	124,168	1,521,393

	Balances as of 12.31.22
Currency	Monetary Financial Assets	Monetary Financial Liabilities	Derivatives	Net Position
US Dollar	3,538,769	(2,921,080)	(143,488)	474,201
Euro	36,145	(14,105)	—	22,040
Canadian Dollar	377	(75)	—	302
Real	439	—	—	439
Swiss Franc	502	(333)	—	169
Others	1,274	(703)	—	571
Total	3,577,506	(2,936,296)	(143,488)	497,722

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

		Balances as of 12.31.23		Balances as of 12.31.22
Currency	Change	Income (Loss)	Shareholders’ Equity	Income (Loss)	Shareholders’ Equity
US Dollar	10%	146,775	1,614,524	47,420	521,621
	-10%	(146,775)	1,320,974	(47,420)	426,781
Euro	10%	4,933	54,262	2,204	24,244
	-10%	(4,933)	44,396	(2,204)	19,836
Canadian Dollar	10%	151	1,663	30	332
	-10%	(151)	1,361	(30)	272
Real	10%	71	777	44	483
	-10%	(71)	635	(44)	395
Swiss Franc	10%	22	239	17	186
	-10%	(22)	195	(17)	152
Others	10%	188	2,068	57	628
	-10%	(188)	1,692	(57)	514
Interest Rate Risk
The different sensitivity of assets and liabilities to changes in “market interest rates” exposes the Group to the “interest rate risk”. It is the risk that the financial margin and the economic value of equity may vary as a consequence of fluctuations in market interest rates. The magnitude of such variation is associated with the sensitivity to interest rates of the structure of the Group’s assets and liabilities.
This risk factor (the change in interest rates) has an impact on two key variables: the “Net Financial Income (Expense)” and the “Present Value of Shareholders’ Equity”.
These methodologies imply a “short-term” approach (RFN), for which a “base case scenario” is submitted to a 400 basis points “interest rates” shock for Argentine pesos, and 200 basis points for Dollars and CER/UVA, and the variation of the Net Financial Income is estimated and compared with the limits assigned to said changes in the variables subject to control. For “long-term approach” (VP), statistical simulations of interest rates are performed, and a “critical” scenario is obtained, arising from the exposure to the interest rate risk presented by the balance sheet structure. The economic capital is obtained from the difference resulting from the “critical” scenario and the balance sheet market value, within a 99.5% confidence interval.
The Group’s exposure to the interest rate risk is detailed below. This table shows the residual value of assets and liabilities, classified by the sooner of the interest renegotiation date or the maturity date.

	Term (in Days)
Assets and Liabilities at Variable Rate	Up to 30	From 30 to 90	From 90 to 180	From 180 to 365	More than 365	Total
As of 12.31.23
Total Financial Assets	10,284,726,961	1,111,610,700	939,021,387	660,525,324	4,903,625,495	17,899,509,867
Total Financial Liabilities	10,219,796,961	617,271,543	217,323,744	140,311,729	3,686,432,748	14,881,136,725
Net Amount	64,930,000	494,339,157	721,697,643	520,213,595	1,217,192,747	3,018,373,142
As of 12.31.22
Total Financial Assets	9,819,415,935	1,394,313,358	1,143,072,684	1,094,034,660	5,396,196,285	18,847,032,922
Total Financial Liabilities	11,287,459,304	891,293,624	486,107,437	208,258,668	3,662,879,997	16,535,999,030
Net Amount	(1,468,043,369)	503,019,734	656,965,247	885,775,992	1,733,316,288	2,311,033,892

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The table below shows the sensitivity to potential additional changes in interest rates in the next fiscal year, considering the breakdown as of December 31, 2023. The percentage change budgeted by the Group for fiscal year 2023 was determined considering 100 bps and changes are considered reasonably possible on the basis on an observation of market conditions.

	Additional Changes to the Interest Rate	Increase/(Decrease) in Income before Income Tax in Pesos	Increase/(Decrease) in Shareholders’ Equity in %
Decrease in Interest Rate	-100 bp	6,651,159	0.2%
Increase in Interest Rate	100 bp	(6,651,159)	(0.2)%
Liquidity Risk
It contemplates the risk that the Group is unable to offset or liquidate a position at market value because:
•the assets that are part thereof do not have a sufficient secondary market; or
•market changes.
In measuring and daily following up the “stock liquidity” an internal model is used, which contemplates the characteristics of behavior of the Group’s main funding sources. Based on the Group’s experience in connection with the changes in deposits and other liabilities, this model determines the “liquidity requirements” applied to liabilities subject to the policy and give rise to the “Management Liquidity Requirement”. In determining these liquid resources, the remaining term of liabilities is also contemplated, as well as the currency in which they are denominated. The resulting liquidity requirement is allocated to “eligible assets” set by the policy. The management liquidity requirement, along with the legal minimum cash requirements, are part of the total liquidity available.
Daily liquidity management is supplemented by the estimated available funds or needs for the day, considering the opening balance of Argentine Central Bank’s account, deducting the daily minimum requirement, and including the main movements for the day. The latter results in the overestimated/underestimated balance that will be considered by operators in order to place funds or meet the financing needs.
The monthly liquidity follow-up and control from the “flow” standpoint, called “liquidity mismatch/liquidity gap”, are performed by estimating the accumulated mismatches within the first year as a percentage of total liabilities. The gap methodology used (contractual gaps) is consistent with the best international practices in the field.
In addition, the concentration of deposits is followed up and measured. In order to mitigate this risk factor, the policy designed restricts the involvement of two groups of customers to the total deposits: the first 10 customers and second 50 customers.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The table below shows an analysis of maturities of assets and liabilities, determined based on the remaining period as of December 31, 2023, and December 31, 2022, based on undiscounted cash flows:

	Less than 1 Month	1 to 6 Months	6 to 12 Months	12 Months to 5 Years	More than 5 Years	Total as of 12.31.23
Assets
Debt Securities measured at Fair Value through Profit or Loss	1,183,603,541	19,762,586	41,993,987	4,452,802	—	1,249,812,916
Derivative Financial Instruments	71,138,491	—	—	—	—	71,138,491
Repurchase Transactions	2,450,793,032	—	—	—	—	2,450,793,032
Other Financial Assets	274,537,680	3,625,183	4,364,530	112,921,015	—	395,448,408
Loans and Other Financing	9,627,640,726	2,738,267,320	881,924,837	774,562,624	286,348,721	14,308,744,228
Other Debt Securities	3,891,358,171	3,235,501	3,634,323	12,937,963	—	3,911,165,958
Financial Assets Pledged as Collateral	869,937,071	—	—	—	—	869,937,071
Investments in Equity Instruments	19,427,400	—	—	—	—	19,427,400
Liabilities
Deposits	11,384,936,442	354,796,560	44,029,162	145,781	—	11,783,907,945
Liabilities at fair value through profit or loss	99,752,486	—	—	—	—	99,752,486
Derivative Financial Instruments	24,670,981	—	—	—	—	24,670,981
Repurchase Transactions	47,061,623	—	—	—	—	47,061,623
Other Financial Liabilities	2,195,125,007	316,699,058	5,734,385	17,223,900	7,089,805	2,541,872,155
Lease liabilities	1,630,082	4,233,222	5,650,015	13,548,449	14,665,001	39,726,769
Financing Received from the Argentine Central Bank and Other Financial Institutions	126,327,803	174,110,702	48,212,475	8,921,672	—	357,572,652
Debt Securities	32,124,358	141,749,684	38,685,709	15,845,179	—	228,404,930
Subordinated Debt Securities	30,486,265	—	15,880,869	431,632,746	—	477,999,880

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Less than 1 Month	1 to 6 Months	6 to 12 Months	12 Months to 5 Years	More than 5 Years	Total as of 12.31.22
Assets
Debt Securities measured at Fair Value through Profit or Loss	6,365,670,032	6,996,315	8,243,618	34,631,182	—	6,415,541,147
Derivative Financial Instruments	20,889,755	—	—	—	—	20,889,755
Repurchase Transactions	747,143,041	—	—	—	—	747,143,041
Other Financial Assets	287,725,423	2,550,062	3,090,476	42,383,331	43360651	379,109,943
Loans and Other Financing	3,595,762,577	3,350,074,739	1,435,639,873	1,236,568,741	821,825,336	10,439,871,266
Other Debt Securities	2,306,700,256	4,034,155	5,819,531	16,473,872	—	2,333,027,814
Financial Assets Pledged as Collateral	954,807,354	—	—	—	—	954,807,354
Investments in Equity Instruments	14,055,309	—	—	—	—	14,055,309
Liabilities
Deposits	13,142,175,985	612,517,077	38,143,887	726,827	113	13,793,563,889
Liabilities measured at Fair Value trough Profit or Loss	491,036	—	—	—	—	491,036
Derivative Financial Instruments	10,634,605	—	—	—	—	10,634,605
Other Financial Liabilities	1,503,773,325	634,299,639	2,324,559	16,358,651	5761503	2,162,517,677
Lease Liabilities	1,439,888	4,498,393	5,592,409	20,299,875	10,830,943	42,661,508
Financing Received from the Argentine Central Bank and Other Financial Institutions	54,420,480	128,442,822	115,125,256	11,967,840	—	309,956,398
Debt Securities	52,461,246	242,736,419	152,638,549	178,447,846	—	626,284,060
Subordinated Debt Securities	10,805,563	—	10,805,563	339,893,471	—	361,504,597
Credit Risk
Credit risk arises from the possibility of suffering losses due to a debtor’s or counterparty’s noncompliance with its contractual obligations. It is the one that requires the greatest need for capital, including that arising from the risk of individual and sectorial concentration, which represents supplementary approximations to the intrinsic credit risk.
Accordingly, the Group uses credit assessment and risk monitoring tools that allow the entity to manage risks in a streamlined and controlled manner and that foster the adequate diversification of portfolios, both on an individual basis and by economic sector, thus controlling its exposure to potential risks.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The credit quality of debt securities as of December 31, 2023, is as follows:

	Government Securities
Rating	Government Bonds	Provincial Bonds	Autonomous City of Buenos Aires Bonds	Treasury Bills	Argentine Central Bank’s Bills	Foreign government bonds	Private Securities	Total as of 12.31.23
AAA	—	40,695	—	—	—	32,083,877	25,537,344	57,661,916
AA+	—	—	4,618,250	—	—	—	1,008,855	5,627,105
AA	—	128,455	—	—	—	—	13,660,848	13,789,303
AA-	1,053,734	—	—	—	—	—	344,428	1,398,162
A+	—	—	—	—	—	—	5,232,651	5,232,651
A1	—	—	—	—	—	—	244,624	244,624
A	—	—	—	—	—	—	3,115,359	3,115,359
A2	—	—	—	—	—	—	540,233	540,233
A-	—	1,560,065	—	—	—	—	1,264,238	2,824,303
BBB-	—	2	—	—	—	—	—	2
B1	—	341,680	—	—	—	—	—	341,680
BB-	—	—	—	—	—	—	1,309,105	1,309,105
CCC	1,102,295,501	—	—	12,591,048	—	—	85,335	1,114,971,884
Total	1,103,349,235	2,070,897	4,618,250	12,591,048	—	32,083,877	52,343,020	1,207,056,327
The credit quality of debt securities as of December 31, 2022, is as follows:

	Government Securities
Rating	Government Bonds	Provincial Bonds	Autonomous City of Buenos Aires Bonds	Treasury Bills	Argentine Central Bank’s Bills	Foreign government bonds	Private Securities	Total as of 12.31.22
AAA	—	—	—	—	—	16,090,600	765,602	16,856,202
AA+	—	—	248,333	—	—	—	—	248,333
AA	—	488,927	—	—	—	—	2,421,732	2,910,659
AA-	—	—	—	—	—	—	765,339	765,339
A+	—	—	—	—	—	—	50,351	50,351
A1	—	—	—	—	—	—	173,934	173,934
A	—	—	—	—	—	—	515,832	515,832
A2	—	—	—	—	—	—	2,279,030	2,279,030
A-	—	—	—	—	—	—	253,876	253,876
BBB	—	4,397,798	—	—	—	—	262,809	4,660,607
BBB.ar	—	—	—	—	—	—	132	132
B1	—	1,603,872	—	—	—	—	—	1,603,872
B	—	8,950,025	—	—	—	—	—	8,950,025
BB-	—	—	—	—	—	—	274,604	274,604
CCC	64,107,426	—	—	348,902,767	—	—	—	413,010,193
C	—	—	—	—	4,520,733,943	—	98,593	4,520,832,536
Total	64,107,426	15,440,622	248,333	348,902,767	4,520,733,943	16,090,600	7,861,834	4,973,385,525

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Summary of credit risk
The following disclosures present the gross carrying amount of financial instruments to which the impairment requirements in IFRS 9 are applied and the associated allowance for loan losses.
Those credits that do not have reasonable expectations of recovering the contractual cash flows are eliminated from the Group’s assets and are recognized in “Off-balance Items”.
The credit quality related to loans granted is detailed in Schedule B.
The breakdown by term of “Net Loans and Other Financing” is detailed in Schedule D.
Impairment of financial assets
The “Expected Credit Loss” (“ECL”) model applies to financial assets which are valued at both amortized cost and fair value through OCI.
The standard establishes three categories to classify financial instruments, primarily considering the credit risk evolution over time. Stage 1 includes financial assets with normal or no significant risk associated; Stage 2 includes financial assets for which a significant increase in credit risk (“SICR”) has been identified but they are not yet deemed to be credit-impaired, and Stage 3 comprises financial assets which are defaulted and/or subject to serious risk of impairment.
To calculate the provisions for credit impairment risk, IFRS 9 differentiates between each of the three stages. The resulting concepts are explained as follows:
•Expected Credit Losses within a 12-month period: possible events of default within the 12 months following the date of the presentation of financial statements. Assets included in Stage 1 have their ECL measured at 12-month ECL.
•Lifetime Expected Credit Losses: ECL during the active period of the financial asset, which results of calculating the probability of impairment of an asset throughout its duration, up until its maturity. Instruments in Stage 2 or 3 have their ECL measured based on lifetime ECL.
A pervasive concept in measuring ECL in accordance with IFRS 9 is that it should consider forward looking information. The Group has included below an explanation on how it has incorporated this in its ECL models.
Grouping of instruments for losses measured on a collective basis
For expected credit loss provisions modelled on a collective basis, a grouping of exposures is performed based on shared risks characteristics, such that risk exposures within group are homogeneous. In performing this grouping, there must be sufficient information for the group to be statistically credible. Where sufficient information is not available internally, the Group has considered benchmarking internal/external supplementary data to use for modelling purposes.
The Group has identified four groupings: Retail, Retail-like, Wholesale and Naranja X, amongst these four segments the Group estimates parameters in a more granular way based on the shared risk characteristics.
Stage classification
Each subsidiary of Grupo Galicia classifies financial instruments subject to impairment under IFRS 9 in stages, as follows:
•Stage 1: in the case of retail portfolios, it includes every operation up to 31 days past due. In the case of wholesale portfolios, it considers every client whose BCRA situation indicates a normal status (A1) (i.e. low risk of bankruptcy).
•Stage 2: considers two groups:
•For retail and retail like Portfolios between 31 and 90 days past due. For wholesale it considers credit ratings for which the risk of default has increased significantly (B).
•Probability of Default (“PD”) or Score with impairment risk.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
•Stage 3: For retail portfolios, it includes every operation amounting 90 or more days past due. For wholesale portfolios, it considers every client whose BCRA situation indicates serious risk of bankruptcy (C, D, E). Furthermore, this stage also includes refinanced transactions originated more than 90 days past due or with another transaction in force within the last 24 months.
Significant Increase in credit risk
The Group considers a financial instrument to have experienced a significant increase in credit risk when any of the following conditions exist:
____________________

[1]	The analysis of the customer’s cash flow shows that it is capable of attend adequately all its financial commitments.

Retail Portfolio

BCRA situation	Extra conditions to be considered stage 2
A, B1	- Cure (*)
- Between 30 and 90 past due days
- Probability of Default (“PD”) or Score (**) with impairment risk
C	- It does not apply to defaulted clients

Retail-like Portfolio

BCRA situation	Extra conditions to be considered stage 2
A, B1	- Cure (*)
- Between 30 and 90 past due days
- Probability of Default (“PD”) or Score (**) with impairment risk
C	- It does not apply to defaulted clients

Wholesale Portfolio

BCRA situation	Extra conditions to be considered stage 2
A	- Cure (*)
- BCRA situation B1
- Probability of Default (“PD”) or Score (**) with impairment risk
C	- It does not apply to defaulted clients

(*)	It refers to customers who have been in stage 3 and back to stage 1, the entity has decided to keep them in stage 2.
(**)	Internal scoring.
Definition of Default
A financial asset is in default whenever a payment is more than 90 days past due, or if the Company considers the payment will not be fully reimbursed.
The credit analysis for wholesale loans is not the same as for retail loans, Grupo Galicia’s definition of default for wholesale portfolios is based on a credit analysis of the individual borrower.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The default definition has been applied consistently to model the Probability of Default (PD), Exposure at Default (EAD) and Loss given Default (LGD) throughout the Group’s expected loss calculations:
•Probability of Default (“PD”): it represents the likelihood of a borrower defaulting on its financial obligation (as per the definition of default included above), either over the next 12 months or the remaining lifetime of the obligation.
•Exposure at the moment of Default (“EAD”): it is based on the amounts the Group expects to be owed at the time of default, over the next 12 months or over the remaining lifetime. For example, for a revolving commitment, the Group includes the current draw down balance plus any further amount that it is expected to be drawn up to the current contractual limit by the potential time of default.
•Loss given Default (“LGD”): this represents Grupo Galicia’s expectation of effective loss from the total exposure at default. Its value changes according to the counterparty, seniority of the claim and availability of collateral or other credit support. LGD is expressed as a percentage loss per Peso of exposure at the time of default and is calculated over the term of the relevant obligation.
An instrument is considered to no longer be in default when it no longer meets any of the default criteria above mentioned.
Methodology for Expected Credit Loss estimation
Expected credit loss impairment allowances recognized in the financial statements reflect the effect of a range of possible economic outcomes, calculated on a probability-weighted basis, based on the economic scenarios described below. The recognition and measurement of expected credit losses (‘ECL’) involves the use of significant judgment and estimation. It is necessary to formulate multiple forward-looking economic forecasts and incorporate them into the ECL estimates. Grupo Galicia uses a standard framework to form economic scenarios to reflect assumptions about future economic conditions, supplemented with the use of management judgment, which may result in using alternative or additional economic scenarios and/or management adjustments.
IFRS 9 establishes the following standards regarding the estimation of credit loss:
•An unbiased weighted probability index determined by the evaluation of different outcomes.
•Time value of money
•Reasonable and sustainable information available at no additional cost or effort that provides evidence to support forecasts, as well as present conditions and past events.
According to IFRS 9, Grupo Galicia prepared three different scenarios with different probabilities: a base scenario with 70% probability of occurrence, a pessimistic scenario with 15% probability of occurrence and an optimistic scenario with 15% probability of occurrence.

Scenario Probabilities	Base	Optimistic	Pessimistic
Retail, Retail like and Wholesale	70%	15%	15%
Naranja	70%	15%	15%
In order to toake time value of money into account, Grupo assumes expected losses will take place according to the PD behavior.
The ECL is determined by calculating the PD, EAD and LGD for each future month or collective segment. These three components are multiplied together and adjusted for forward looking information. This effectively calculates an ECL for each future month, which is then discounted back to the reporting date and summed. The discount rate used in the ECL calculation is the original effective interest rate or an estimation of it.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Key macroeconomic variables used in the scenarios described below are shown in the table:

Macroeconomic Variable Projections (%)		QI - 2024 (*)	QII - 2024 (*)	QIII - 2024 (*)	QIV - 2024 (*)
GDP	Base	-6.4%	-3.2%	-4.0%	1.9%
	Optimistic	-6.1%	-2.6%	-3.1%	3.1%
	Pessimistic	-7.3%	-5.1%	-6.8%	-2.1%
Unemployment Rate	Base	13.9%	28.7%	13.2%	2.7%
	Optimistic	8.1%	22.3%	7.3%	-2.7%
	Pessimistic	28.5%	44.7%	27.9%	16.4%
Real Salary	Base	-17.7%	-15.7%	-14.6%	-7.3%
	Optimistic	-15.6%	-26.3%	-7.4%	3.5%
	Pessimistic	-20.1%	-21.5%	-23.7%	-20.6%
Badlar rate	Base	87.4%	-8.1%	-56.0%	-67.5%
	Optimistic	80.3%	-13.5%	-60.4%	-71.4%
	Pessimistic	117.0%	29.8%	-5.5%	-16.8%
Consumer Price Index (CPI)	Base	372.9%	385.6%	307.5%	194.3%
	Optimistic	359.1%	356.0%	269.6%	157.7%
	Pessimistic	445.6%	558.6%	553.7%	459.3%
(*) These variations were calculated based on annual basis.
Grupo Galicia has also carried out sensitivity analysis to assess the impact of volatility on macroeconomic variables on the result of the expected credit losses.

Scenario 1 (change in the probability of the macroeconomic scenarios)	Base scenario	Sensitivity
Regular scenario	70%	45%
Positive scenario	15%	10%
Negative scenario	15%	45%
Grupo Financiero Galicia ECL	278,787,882	278,588,415
Retail, Retail like and Wholesale ECL	192,914,897	193,013,707
Naranja ECL	85,872,985	85,574,708

Scenario 2 (change in forecast PIB, inflation, nominal exchange rate, unemployment, current account)	Regular scenario	Positive scenario	Negative scenario
Macroeconomic scenario probability	70%	15%	15%

		Sensitivity
GDP	1%	1%	1%
Unemployment Rate	10%	10%	10%
Real Salary	-5%	-5%	-5%
Badlar	5%	2%	5%
CPI	2%	2%	2%
Grupo Financiero Galicia ECL		284,546,458
Retail, Retail like and Wholesale RCL		192,917,891
Naranja ECL		91,628,567

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Maximum exposure to credit risk
Unless identified at an earlier stage, all financial assets are deemed to have suffered a significant increase in credit risk when they are 30 days past due (“DPD”) and are transferred from stage 1 to stage 2. The following disclosure presents the ageing of stage 2 financial assets. It distinguishes those assets that are classified as stage 2 when they are less than 30 days past due (1-29 DPD) from those that are more than 30 DPD (30 and >DPD). Past due financial instruments are those loans where customers have failed to make payments in accordance with the contractual terms of their facilities.
The following table contains an analysis of the credit risk exposure of financial instruments for which an ECL allowance is recognized.

	Retail Portfolio
	December 31, 2023				December 31, 2022
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	Total	Total
Days past due
0	1,537,696,853	409,893,588	17,332,591	1,964,923,032	2,444,601,082
1-30	26,440,947	22,970,668	2,966,044	52,377,659	72,155,002
31-60	—	16,241,852	2,245,172	18,487,024	25,472,302
61-90	—	10,985,454	4,824,007	15,809,461	28,483,193
Default	—	—	78,640,209	78,640,209	102,150,354
Gross Carrying amount	1,564,137,800	460,091,562	106,008,023	2,130,237,385	2,672,861,933
Loss allowance	(30,442,058)	(30,855,971)	(82,696,512)	(143,994,541)	(263,103,858)
Net Carrying amount	1,533,695,742	429,235,591	23,311,511	1,986,242,844	2,409,758,075

	Retail like Portfolio
	December 31, 2023				December 31, 2022
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	Total	Total
Days past due
0	1,109,048,384	200,694,574	6,193,097	1,315,936,055	1,883,314,111
1-30	9,762,416	8,973,372	1,619,556	20,355,344	27,322,623
31-60	1,300,590	3,857,642	838,708	5,996,940	7,305,488
61-90	55,221	2,938,582	1,068,861	4,062,664	3,975,279
Default	—	—	22,749,218	22,749,218	16,130,405
Gross Carrying amount	1,120,166,611	216,464,170	32,469,440	1,369,100,221	1,938,047,906
Loss allowance	(5,402,377)	(4,704,155)	(17,138,341)	(27,244,873)	(50,675,462)
Net Carrying amount	1,114,764,234	211,760,015	15,331,099	1,341,855,348	1,887,372,444

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Wholesale Portfolio
	December 31, 2023				December 31, 2022
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	Total	Total
Days past due
A	8,176,545,194	151,810,690	—	8,328,355,884	5,706,156,983
B1	—	4,482,955	18,249	4,501,204	6,031,054
Default	—	—	2,742,995	2,742,995	2,553,973
Gross Carrying amount	8,176,545,194	156,293,645	2,761,244	8,335,600,083	5,714,742,010
Loss allowance	(15,427,151)	(4,305,968)	(1,942,363)	(21,675,482)	(22,026,018)
Net Carrying amount	8,161,118,043	151,987,677	818,881	8,313,924,601	5,692,715,992

	Naranja X
	December 31, 2023				December 31, 2022
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	Total	Total
Days past due
0	1,750,328,701	10,093,438	—	1,760,422,139	1,922,073,168
1-30	74,452,330	2,881,946	—	77,334,276	122,037,937
31-60	—	24,898,764	—	24,898,764	42,859,189
61-90	—	10,268,842	—	10,268,842	18,419,585
Default	—	—	36,902,316	36,902,316	51,978,986
Gross Carrying amount	1,824,781,031	48,142,990	36,902,316	1,909,826,337	2,157,368,865
Loss allowance	(50,426,865)	(12,430,987)	(23,015,133)	(85,872,985)	(103,379,473)
Net Carrying amount	1,774,354,166	35,712,003	13,887,183	1,823,953,352	2,053,989,392

	Retail Portfolio
	December 31, 2022				December 31, 2021
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Total	Total
Days past due
0	2,122,701,997	304,480,253	17,418,832	2,444,601,082	2,722,642,214
1-30	43,356,941	25,055,183	3,742,878	72,155,002	74,460,761
31-60	—	22,437,971	3,034,331	25,472,302	27,270,773
61-90	—	21,393,540	7,089,653	28,483,193	19,005,636
Default	—	—	102,150,354	102,150,354	172,525,579
Gross Carrying amount	2,166,058,938	373,366,947	133,436,048	2,672,861,933	3,015,904,963
Loss allowance	(86,627,688)	(65,594,118)	(110,882,052)	(263,103,858)	(381,793,118)
Net Carrying amount	2,079,431,250	307,772,829	22,553,996	2,409,758,075	2,634,111,845

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Retail like Portfolio
	December 31, 2022				December 31, 2021
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Total	Total
Days past due
0	1,790,513,318	86,577,444	6,223,349	1,883,314,111	2,086,673,984
1-30	20,414,117	4,802,513	2,105,993	27,322,623	22,489,986
31-60	—	6,183,098	1,122,390	7,305,488	4,738,440
61-90	—	1,953,861	2,021,418	3,975,279	3,236,707
Default	—	—	16,130,405	16,130,405	27,235,337
Gross Carrying amount	1,810,927,435	99,516,916	27,603,555	1,938,047,906	2,144,374,454
Loss allowance	(27,997,688)	(5,359,750)	(17,318,024)	(50,675,462)	(51,705,819)
Net Carrying amount	1,782,929,747	94,157,166	10,285,531	1,887,372,444	2,092,668,635

	Wholesale Portfolio
	December 31, 2022				December 31, 2021
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Total	Total
Days past due
A	5,674,685,585	31,471,398	—	5,706,156,983	6,283,422,421
B1	—	6,031,054	—	6,031,054	2,623,570
Default	—	—	2,553,973	2,553,973	8,927,408
Gross Carrying amount	5,674,685,585	37,502,452	2,553,973	5,714,742,010	6,294,973,399
Loss allowance	(17,646,695)	(2,677,223)	(1,702,100)	(22,026,018)	(30,750,767)
Net Carrying amount	5,657,038,890	34,825,229	851,873	5,692,715,992	6,264,222,632

	Naranja X
	December 31, 2022				December 31, 2021
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Total	Total
Days past due
0	1,906,514,965	12,527,852	3,030,351	1,922,073,168	2,070,863,712
1-30	116,100,755	5,063,627	873,555	122,037,937	98,792,882
31-60	—	41,950,757	908,432	42,859,189	29,657,309
61-90	—	17,703,888	715,697	18,419,585	15,524,512
Default	—	—	51,978,986	51,978,986	48,506,374
Gross Carrying amount	2,022,615,720	77,246,124	57,507,021	2,157,368,865	2,263,344,789
Loss allowance	(49,429,319)	(20,698,182)	(33,251,972)	(103,379,473)	(117,786,679)
Net Carrying amount	1,973,186,401	56,547,942	24,255,049	2,053,989,392	2,145,558,110
The Grupo Galicia employs a range of policies and practices to mitigate credit risk. The most common of these is accepting collateral for loans or funds advanced. The Group has internal policies on the acceptability of specific classes of collateral.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The Grupo Galicia policies regarding obtaining collateral have not significantly changed during the reporting period and there has been no significant change in the overall quality of the collateral held by the Group since the prior period.
This table provides information on balance sheet items and their collateral in offsets as well as loan and other credit-related commitments.
Assets Subject to Impairment

Item	Carrying Amount	Loss Allowances	Net Gross Carrying Amount	Collateral´s Fair Value
Advances	241,596,034	(6,055,106)	235,540,928	—
Documents	1,418,845,984	(4,865,319)	1,413,980,665	—
Mortgage Loans	76,431,093	(9,344,833)	67,086,260	1,094,745,502
Pledge Loans	90,897,588	(780,538)	90,117,050	544,782,445
Personal Loans	515,494,913	(56,726,570)	458,768,343	—
Credit Card Loans	3,440,923,015	(135,025,266)	3,305,897,749	—
Financial Leases	12,887,521	(269,812)	12,617,709	—
Others	7,947,687,876	(65,720,437)	7,881,967,439	298,730,043
Total as of December 31, 2023	13,744,764,024	(278,787,881)	13,465,976,143	1,938,257,990
The following table shows information about the mortgage portfolio LTV distribution.

Mortgages Portfolio -LTV Distribution	Exposure
Lower than 50%	263,357
50 to 60%	1,599
60 to 70%	357
70 to 80%	95
80 to 90%	—
90 to 100%	71
Higher than 100%	474
Total	265,953
Evolution of the exposure to credit risk and the related allowances
The credit risk allowance recognized in the fiscal year is affected by a variety of factors, such as:
•transfers between Stage 1 and Stages 2 or 3 because the financial instruments experience significant credit risk increases (or decreases), or become impaired in the period, with the corresponding “increase” (or “decrease”) between the 12-month and Lifetime ECL;
•additional allocations for new financial instruments recognized during the fiscal year, as well as reversals of allowances for loan losses for financial instruments derecognized in the fiscal year;
•impact on ECL measurements of changes in PD, EAD and LGD in the fiscal year, arising from the periodic update of inputs to the models;
•impact on ECL measurement due to changes in models and assumptions;
•impacts due to passing of time resulting from an update to the present value;
•local currency translations for assets denominated in foreign currency and other changes;
•financial assets derecognized during the period and application of allowances related to assets derecognized in the balance sheet during the fiscal year; and

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The following tables explain the changes in the loss allowance between the beginning and the end of the fiscal year due to these factors:

	Stage 1	Stage 2	Stage 3
Retail Portfolio	12-month	Lifetime	Lifetime	Total
Loss Allowance as of December 31, 2022	86,627,688	65,594,118	110,882,052	263,103,858
Inflation effect	(61,185,802)	(56,331,184)	(119,958,373)	(237,475,359)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(3,536,105)	3,536,105	—	—
Transfer from Stage 1 to Stage 3	(1,704,653)	—	1,704,653	—
Transfer from Stage 2 to Stage 1	4,617,199	(4,617,199)	—	—
Transfer from Stage 2 to Stage 3	—	(2,691,126)	2,691,126	—
Transfer from Stage 3 to Stage 1	—	1,819,468	(1,819,468)	—
Transfer from Stage 3 to Stage 2	1,859,590	—	(1,859,590)	—
New Financial Assets Originated or Purchased	26,948,683	30,768,807	120,081,706	177,799,196
Changes in PDs/LGDs/EADs	(7,081,135)	(1,241,269)	(6,177,980)	(14,500,384)
Foreign exchange and other movements	(8,951,194)	7,142,505	18,070,510	16,261,821
Other movements with no P&L impact
Write-offs and other movements	(7,152,213)	(13,124,254)	(40,918,123)	(61,194,590)
Loss Allowance as of December 31, 2023	30,442,058	30,855,971	82,696,513	143,994,542

	Stage 1	Stage 2	Stage 3
Retail Like Portfolio	12-month	Lifetime	Lifetime	Total
Loss Allowance as of December 31, 2022	27,997,688	5,359,750	17,318,024	50,675,462
Inflation effect	(18,312,290)	(6,001,097)	(22,166,729)	(46,480,116)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(809,529)	809,529	—	—
Transfer from Stage 1 to Stage 3	(170,608)	—	170,608	—
Transfer from Stage 2 to Stage 1	364,565	(364,565)	—	—
Transfer from Stage 2 to Stage 3	—	(163,664)	163,664	—
Transfer from Stage 3 to Stage 1	—	49,599	(49,599)	—
Transfer from Stage 3 to Stage 2	44,949	—	(44,949)	—
New Financial Assets Originated or Purchased	6,363,906	5,268,427	26,052,081	37,684,414
Changes in PDs/LGDs/EADs	299,035	87,063	(507,462)	(121,364)
Foreign exchange and other movements	(411,235)	898,128	3,271,901	3,758,794
Other movements with no P&L impact
Write-offs and other movements	(9,964,104)	(1,239,015)	(7,069,198)	(18,272,317)
Loss Allowance as of December 31, 2023	5,402,377	4,704,155	17,138,341	27,244,873

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Stage 1	Stage 2	Stage 3
Wholesale Portfolio	12-month	Lifetime	Lifetime	Total
Loss Allowance as of December 31, 2022	17,646,695	2,677,223	1,702,100	22,026,018
Inflation effect	(15,468,307)	(4,601,341)	(2,451,068)	(22,520,716)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(221,620)	221,620	—	—
Transfer from Stage 1 to Stage 3	(37,093)	—	37,093	—
Transfer from Stage 2 to Stage 1	579	(579)	—	—
Transfer from Stage 2 to Stage 3	—	—	—	—
Transfer from Stage 3 to Stage 1	—	—	—	—
Transfer from Stage 3 to Stage 2	—	—	—	—
New Financial Assets Originated or Purchased	25,239,682	3,265,129	4,219,557	32,724,368
Changes in PDs/LGDs/EADs	(257,864)	47,390	(547,466)	(757,940)
Foreign exchange and other movements	(4,551,851)	3,694,588	103,296	(753,967)
Other movements with no P&L impact
Write-offs and other movements	(6,923,070)	(998,062)	(1,121,149)	(9,042,281)
Loss Allowance as of December 31, 2023	15,427,151	4,305,968	1,942,363	21,675,482

	Stage 1	Stage 2	Stage 3
Naranja X	12-month	Lifetime	Lifetime	Total
Loss Allowance as of December 31, 2022	49,429,319	20,698,182	33,251,972	103,379,473
Inflation effect	(54,955,356)	(18,671,948)	(27,975,840)	(101,603,144)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(858,340)	858,340	—	—
Transfer from Stage 1 to Stage 3	(1,019,201)	—	1,019,201	—
Transfer from Stage 2 to Stage 1	768	(883,985)	883,217	—
Transfer from Stage 2 to Stage 3	2,425,128	(2,426,105)	978	1
Transfer from Stage 3 to Stage 1	—	99,573	(99,573)	—
Transfer from Stage 3 to Stage 2	670,706	—	(670,706)	—
New Financial Assets Originated or Purchased	20,309,635	6,015,734	8,760,944	35,086,313
Changes in PDs/LGDs/EADs	31,664,056	14,326,166	31,095,370	77,085,592
Foreign exchange and other movements	6,430,110	1,035,046	929,621	8,394,777
Other movements with no P&L impact
Write-offs and other movements	(3,669,960)	(8,620,016)	(24,180,051)	(36,470,027)
Loss Allowance as of December 31, 2023	50,426,865	12,430,987	23,015,133	85,872,985

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Stage 1	Stage 2	Stage 3
Retail Portfolio	12-month	Lifetime	Lifetime	Total
Loss Allowance as of December 31, 2021	71,473,937	122,488,026	187,831,155	381,793,118
Inflation effect	(44,422,175)	(58,793,959)	(91,924,463)	(195,140,597)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(2,426,573)	2,426,573	—	—
Transfer from Stage 1 to Stage 3	(1,276,475)	—	1,276,475	—
Transfer from Stage 2 to Stage 1	7,184,529	(7,184,529)	—	—
Transfer from Stage 2 to Stage 3	—	(3,492,844)	3,492,844	—
Transfer from Stage 3 to Stage 1	—	3,495,537	(3,495,537)	—
Transfer from Stage 3 to Stage 2	5,611,222	—	(5,611,222)	—
New Financial Assets Originated or Purchased	67,852,137	51,340,739	60,981,759	180,174,635
Changes in PDs/LGDs/EADs	5,722,043	6,995,768	(9,076,037)	3,641,774
Foreign exchange and other movements	(12,790,579)	(25,148,628)	9,627,863	(28,311,344)
Other movements with no P&L impact
Write-offs and other movements	(10,300,378)	(26,532,565)	(42,220,785)	(79,053,728)
Loss Allowance as of December 31, 2022	86,627,688	65,594,118	110,882,052	263,103,858

	Stage 1	Stage 2	Stage 3
Retail Like Portfolio	12-month	Lifetime	Lifetime	Total
Loss Allowance as of December 31, 2021	3,152,113	16,645,948	31,907,758	51,705,819
Inflation effect	(8,218,326)	(7,187,040)	(14,950,616)	(30,355,982)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(66,603)	66,603	—	—
Transfer from Stage 1 to Stage 3	(16,792)	—	16,792	—
Transfer from Stage 2 to Stage 1	285,395	(285,395)	—	—
Transfer from Stage 2 to Stage 3	—	(76,911)	76,911	—
Transfer from Stage 3 to Stage 1	—	291,465	(291,465)	—
Transfer from Stage 3 to Stage 2	206,915	—	(206,915)	—
New Financial Assets Originated or Purchased	30,245,807	3,984,576	12,828,677	47,059,060
Changes in PDs/LGDs/EADs	4,445,167	1,104,142	(158,529)	5,390,780
Foreign exchange and other movements	(790,869)	(8,430,917)	(3,014,149)	(12,235,935)
Other movements with no P&L impact
Write-offs and other movements	(1,245,119)	(752,721)	(8,890,440)	(10,888,280)
Loss Allowance as of December 31, 2022	27,997,688	5,359,750	17,318,024	50,675,462

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Stage 1	Stage 2	Stage 3
Wholesale Portfolio	12-month	Lifetime	Lifetime	Total
Loss Allowance as of December 31, 2021	17,916,221	3,912,054	8,922,492	30,750,767
Inflation effect	(8,600,267)	(2,023,227)	(2,950,126)	(13,573,620)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(14,771)	14,771	—	—
Transfer from Stage 1 to Stage 3	(4,539)	—	4,539	—
Transfer from Stage 2 to Stage 1	389,863	(389,863)	—	—
Transfer from Stage 2 to Stage 3	—	(289)	289	—
Transfer from Stage 3 to Stage 1	—	—	—	—
Transfer from Stage 3 to Stage 2	—	—	—	—
New Financial Assets Originated or Purchased	19,893,816	2,445,305	929,819	23,268,940
Changes in PDs/LGDs/EADs	(18,694)	(201,793)	(609)	(221,096)
Foreign exchange and other movements	(480,289)	399,066	875,475	794,252
Other movements with no P&L impact
Write-offs and other movements	(11,434,645)	(1,478,801)	(6,079,779)	(18,993,225)
Loss Allowance as of December 31, 2022	17,646,695	2,677,223	1,702,100	22,026,018

	Stage 1	Stage 2	Stage 3
Naranja X	12-month	Lifetime	Lifetime	Total
Loss Allowance as of December 31, 2021	69,427,139	15,375,380	32,984,160	117,786,679
Inflation effect	(39,446,670)	(12,513,055)	(22,104,385)	(74,064,110)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(1,427,904)	1,427,904	—	—
Transfer from Stage 1 to Stage 3	(1,712,157)	—	1,712,157	—
Transfer from Stage 2 to Stage 1	1,005,166	(1,005,166)	—	—
Transfer from Stage 2 to Stage 3	—	(1,524,406)	1,524,406	—
Transfer from Stage 3 to Stage 1	—	96,728	(96,728)	—
Transfer from Stage 3 to Stage 2	132,377	—	(132,377)	—
New Financial Assets Originated or Purchased	23,908,034	25,784,784	40,570,981	90,263,799
Changes in PDs/LGDs/EADs	(10,594,668)	(1,077,005)	(2,416,322)	(14,087,995)
Foreign exchange and other movements	11,884,985	(1,455,380)	5,347,252	15,776,857
Other movements with no P&L impact
Write-offs and other movements	(3,746,983)	(4,411,602)	(24,137,172)	(32,295,757)
Loss Allowance as of December 31, 2022	49,429,319	20,698,182	33,251,972	103,379,473

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Stage 1	Stage 2	Stage 3
Retail Portfolio	12-month	Lifetime	Lifetime	Total
Loss Allowance as of December 31, 2020	91,440,402	233,076,145	108,784,721	433,301,268
Inflation effect	(32,213,987)	(72,886,466)	(58,765,033)	(163,865,486)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(6,280,661)	6,280,661	—	—
Transfer from Stage 1 to Stage 3	(2,254,975)	—	2,254,975	—
Transfer from Stage 2 to Stage 1	8,814,766	(8,814,766)	—	—
Transfer from Stage 2 to Stage 3	—	(6,876,040)	6,876,040	—
Transfer from Stage 3 to Stage 1	—	5,660,770	(5,660,770)	—
Transfer from Stage 3 to Stage 2	2,952,103	—	(2,952,103)	—
New Financial Assets Originated or Purchased	22,707,880	29,150,303	112,280,867	164,139,050
Changes in PDs/LGDs/EADs	4,148,673	10,462,278	(14,334,358)	276,593
Foreign exchange and other movements	(11,035,083)	(64,501,125)	69,278,045	(6,258,163)
Other movements with no P&L impact
Write-offs and other movements	(6,805,181)	(9,063,734)	(29,931,229)	(45,800,144)
Loss Allowance as of December 31, 2021	71,473,937	122,488,026	187,831,155	381,793,118

	Stage 1	Stage 2	Stage 3
Retail Like Portfolio	12-month	Lifetime	Lifetime	Total
Loss Allowance as of December 31, 2020	10,321,257	39,329,541	33,808,443	83,459,241
Inflation effect	(2,497,183)	(11,402,360)	(13,183,933)	(27,083,476)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(461,884)	461,884	—	—
Transfer from Stage 1 to Stage 3	(141,963)	—	141,963	—
Transfer from Stage 2 to Stage 1	557,030	(557,030)	—	—
Transfer from Stage 2 to Stage 3	—	(542,322)	542,322	—
Transfer from Stage 3 to Stage 1	—	574,418	(574,418)	—
Transfer from Stage 3 to Stage 2	841,490	—	(841,490)	—
New Financial Assets Originated or Purchased	2,063,019	615,567	25,244,157	27,922,743
Changes in PDs/LGDs/EADs	(3,163,544)	(2,142,001)	(3,174,222)	(8,479,767)
Foreign exchange and other movements	(22,743)	(8,592,767)	541,977	(8,073,533)
Other movements with no P&L impact
Write-offs and other movements	(4,343,366)	(1,098,982)	(10,597,041)	(16,039,389)
Loss Allowance as of December 31, 2021	3,152,113	16,645,948	31,907,758	51,705,819

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Stage 1	Stage 2	Stage 3
Wholesale Portfolio	12-month	Lifetime	Lifetime	Total
Loss Allowance as of December 31, 2020	36,170,535	11,500,627	11,199,733	58,870,895
Inflation effect	(10,179,063)	(4,164,975)	(3,178,227)	(17,522,265)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(260,687)	260,687	—	—
Transfer from Stage 1 to Stage 3	—	—	—	—
Transfer from Stage 2 to Stage 1	1,709,081	(1,709,081)	—	—
Transfer from Stage 2 to Stage 3	—	(3,771,013)	3,771,013	—
Transfer from Stage 3 to Stage 1	—	—	—	—
Transfer from Stage 3 to Stage 2	—	—	—	—
New Financial Assets Originated or Purchased	12,253,097	2,593,727	3,622	14,850,446
Changes in PDs/LGDs/EADs	2,940,095	157,462	(552,912)	2,544,645
Foreign exchange and other movements	(18,884,940)	(316,129)	4,249,651	(14,951,418)
Other movements with no P&L impact
Write-offs and other movements	(5,831,897)	(639,251)	(6,570,388)	(13,041,536)
Loss Allowance as of December 31, 2021	17,916,221	3,912,054	8,922,492	30,750,767

	Stage 1	Stage 2	Stage 3
Naranja X	12-month	Lifetime	Lifetime	Total
Loss Allowance as of December 31, 2020	68,431,998	10,874,043	34,117,516	113,423,557
Inflation effect	(26,051,410)	(5,137,147)	(12,397,307)	(43,585,864)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(1,028,688)	1,028,688	—	—
Transfer from Stage 1 to Stage 3	(1,648,968)	—	1,648,968	—
Transfer from Stage 2 to Stage 1	2,721,397	(2,721,397)	—	—
Transfer from Stage 2 to Stage 3	—	(1,233,481)	1,233,481	—
Transfer from Stage 3 to Stage 1	—	130,312	(130,312)	—
Transfer from Stage 3 to Stage 2	2,092,133	—	(2,092,133)	—
New Financial Assets Originated or Purchased	43,685,016	17,469,647	35,748,387	96,903,050
Changes in PDs/LGDs/EADs	(12,404,915)	(1,729,099)	(3,745,853)	(17,879,867)
Foreign exchange and other movements	(1,037,564)	(230,581)	(494,658)	(1,762,803)
Other movements with no P&L impact
Write-offs and other movements	(5,331,860)	(3,075,605)	(20,903,929)	(29,311,394)
Loss Allowance as of December 31, 2021	69,427,139	15,375,380	32,984,160	117,786,679

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The following table further explains changes in the gross carrying amount of specific segment portfolio to help explain their significance to the changes in the loss allowance:

	Stage 1	Stage 2	Stage 3
Retail Portfolio	12-month	Lifetime	Lifetime	Total
Gross carrying amount as of December 31, 2022	2,166,058,938	373,366,947	133,436,048	2,672,861,933
Transfers:
Transfers from Stage 1 to Stage 2	(76,005,864)	76,005,864	—	—
Transfers from Stage 1 to Stage 3	(16,229,826)	—	16,229,826	—
Transfers from Stage 2 to stage 1	32,454,352	(32,454,352)	—	—
Transfers from Stage 2 to Stage 3	—	(9,438,864)	9,438,864	—
Transfers from Stage 3 to Stage 2	—	2,440,107	(2,440,107)	—
Transfers from Stage 3 to Stage 1	2,489,531	—	(2,489,531)	—
Financial assets derecognized during the period other than write-offs	(194,583,339)	(41,107,543)	(26,763,605)	(262,454,487)
New financial assets originated or purchased	576,150,511	235,886,079	64,911,093	876,947,683
Foreign exchange and other movements	538,509,399	108,863,745	4,272,165	651,645,309
Inflation Effect	(1,464,705,902)	(253,470,421)	(90,586,730)	(1,808,763,053)
Gross carrying amount as of December 31, 2023	1,564,137,800	460,091,562	106,008,023	2,130,237,385

	Stage 1	Stage 2	Stage 3
Retail like Portfolio	12-month	Lifetime	Lifetime	Total
Gross carrying amount as of December 31, 2022	1,810,927,435	99,516,916	27,603,555	1,938,047,906
Transfers:
Transfers from Stage 1 to Stage 2	(44,682,087)	44,682,087	—	—
Transfers from Stage 1 to Stage 3	(2,614,664)	—	2,614,664	—
Transfers from Stage 2 to Stage 1	11,173,595	(11,173,595)	—	—
Transfers from Stage 2 to Stage 3	—	(1,117,383)	1,117,383	—
Transfers from Stage 3 to Stage 2	—	95,189	(95,189)	—
Transfers from Stage 3 to Stage 1	132,945	—	(132,945)	—
Financial assets derecognized during the period other than write-offs	(375,730,111)	(13,764,025)	(6,522,401)	(396,016,537)
New financial assets originated or purchased	873,469,136	147,980,343	21,903,358	1,043,352,837
Foreign exchange and other movements	76,888,257	17,804,435	4,720,445	99,413,137
Inflation Effect	(1,229,397,895)	(67,559,797)	(18,739,430)	(1,315,697,122)
Gross carrying amount as of December 31, 2023	1,120,166,611	216,464,170	32,469,440	1,369,100,221

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Stage 1	Stage 2	Stage 3
Wholesale Portfolio	12-month	Lifetime	Lifetime	Total
Gross carrying amount as of December 31, 2022	5,674,685,585	37,502,452	2,553,973	5,714,742,010
Transfers:
Transfers from Stage 1 to Stage 2	(17,888,396)	17,888,396	—	—
Transfers from Stage 1 to Stage 3	(765,762)	—	765,762	—
Transfers from Stage 2 to Stage 1	24,752	(24,752)	—	—
Transfers from Stage 2 to Stage 3	—	—	—	—
Transfers from Stage 3 to Stage 2	—	—	—	—
Transfers from Stage 3 to Stage 1	—	—	—	—
Financial assets derecognized during the period other than write-offs	(1,277,588,161)	(7,106,160)	(30,345,080)	(1,315,039,401)
New financial assets originated or purchased	7,927,813,404	104,218,435	2,742,995	8,034,774,834
Foreign exchange and other movements	(277,319,846)	29,274,844	28,777,429	(219,267,573)
Inflation Effect	(3,852,416,382)	(25,459,570)	(1,733,835)	(3,879,609,787)
Gross carrying amount as of December 31, 2023	8,176,545,194	156,293,645	2,761,244	8,335,600,083

	Stage 1	Stage 2	Stage 3
Naranja X	12-month	Lifetime	Lifetime	Total
Gross carrying amount as of December 31, 2022	2,022,615,720	77,246,124	57,507,021	2,157,368,865
Transfers:
Transfers from Stage 1 to Stage 2	(14,364,180)	14,364,180	—	—
Transfers from Stage 1 to Stage 3	(15,740,256)	—	15,740,256	—
Transfers from Stage 2 to Stage 1	10,506,358	(10,506,358)	—	—
Transfers from Stage 2 to Stage 3	—	(3,302,406)	3,302,406	—
Transfers from Stage 3 to Stage 2	—	192,353	(192,353)	—
Transfers from Stage 3 to Stage 1	1,193,093	—	(1,193,093)	—
Financial assets derecognized during the period other than write-offs	(8,670,141)	(8,354,851)	(16,020,718)	(33,045,710)
New financial assets originated or purchased	1,202,348,748	30,944,604	16,799,020	1,250,092,372
Foreign exchange and other movements	—	—	—	—
Inflation Effect	(1,373,108,311)	(52,440,656)	(39,040,223)	(1,464,589,190)
Gross carrying amount as of December 31, 2023	1,824,781,031	48,142,990	36,902,316	1,909,826,337

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Stage 1	Stage 2	Stage 3
Retail Portfolio	12-month	Lifetime	Lifetime	Total
Gross carrying amount as of December 31, 2021	2,042,545,338	742,740,165	230,619,459	3,015,904,962
Transfers:
Transfers from Stage 1 to Stage 2	(59,398,565)	59,398,565	—	—
Transfers from Stage 1 to Stage 3	(20,583,412)	—	20,583,412	—
Transfers from Stage 2 to Stage 1	139,130,163	(139,130,163)	—	—
Transfers from Stage 2 to Stage 3	—	(16,992,943)	16,992,943	—
Transfers from Stage 3 to Stage 2	—	4,687,329	(4,687,329)	—
Transfers from Stage 3 to Stage 1	7,352,814	—	(7,352,814)	—
Financial assets derecognized during the period other than write-offs	(291,851,498)	(144,734,229)	(66,958,024)	(503,543,751)
New financial assets originated or purchased	956,848,615	191,598,860	58,614,200	1,207,061,675
Foreign exchange and other movements	379,873,041	37,242,731	(2,148,297)	414,967,475
Inflation Effect	(987,857,558)	(361,443,368)	(112,227,502)	(1,461,528,428)
Gross carrying amount as of December 31, 2022	2,166,058,938	373,366,947	133,436,048	2,672,861,933

	Stage 1	Stage 2	Stage 3
Retail like Portfolio	12-month	Lifetime	Lifetime	Total
Gross carrying amount as of December 31, 2021	1,890,983,066	207,864,813	45,526,575	2,144,374,454
Transfers:
Transfers from Stage 1 to Stage 2	(16,844,841)	16,844,841	—	—
Transfers from Stage 1 to Stage 3	(1,925,312)	—	1,925,312	—
Transfers from Stage 2 to Stage 1	42,999,061	(42,999,061)	—	—
Transfers from Stage 2 to Stage 3	—	(1,762,344)	1,762,344	—
Transfers from Stage 3 to Stage 2	—	420,020	(420,020)	—
Transfers from Stage 3 to Stage 1	290,894	—	(290,894)	—
Financial assets derecognized during the period other than write-offs	(643,350,805)	(35,563,355)	(16,552,270)	(695,466,430)
New financial assets originated or purchased	1,425,556,987	49,921,899	15,492,579	1,490,971,465
Foreign exchange and other movements	33,436,954	5,944,401	2,314,754	41,696,109
Inflation Effect	(920,218,569)	(101,154,298)	(22,154,825)	(1,043,527,692)
Gross carrying amount as of December 31, 2022	1,810,927,435	99,516,916	27,603,555	1,938,047,906

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Stage 1	Stage 2	Stage 3
Wholesale Portfolio	12-month	Lifetime	Lifetime	Total
Gross carrying amount as of December 31, 2021	6,073,862,432	212,183,559	8,927,408	6,294,973,399
Transfers:
Transfers from Stage 1 to Stage 2	(4,177,851)	4,177,851	—	—
Transfers from Stage 1 to Stage 3	(1,605,146)	—	1,605,146	—
Transfers from Stage 2 to Stage 1	22,856,547	(22,856,547)	—	—
Transfers from Stage 2 to Stage 3	—	(92,102)	92,102	—
Transfers from Stage 3 to Stage 2	—	—	—	—
Transfers from Stage 3 to Stage 1	—	—	—	—
Financial assets derecognized during the period other than write-offs	(3,999,262,558)	(69,885,545)	(7,989,121)	(4,077,137,224)
New financial assets originated or purchased	5,113,183,765	17,245,771	1,105,184	5,131,534,720
Foreign exchange and other movements	280,527,680	(14,589)	3,157,644	283,670,735
Inflation Effect	(1,810,699,284)	(103,255,946)	(4,344,390)	(1,918,299,620)
Gross carrying amount as of December 31, 2022	5,674,685,585	37,502,452	2,553,973	5,714,742,010

	Stage 1	Stage 2	Stage 3
Naranja X	12-month	Lifetime	Lifetime	Total
Gross carrying amount as of December 31, 2021	2,137,701,098	71,464,226	54,179,466	2,263,344,790
Transfers:
Transfers from Stage 1 to Stage 2	(30,353,465)	30,353,465	—	—
Transfers from Stage 1 to Stage 3	(28,190,975)	—	28,190,975	—
Transfers from Stage 2 to Stage 1	18,142,219	(18,142,219)	—	—
Transfers from Stage 2 to Stage 3	—	(6,290,435)	6,290,435	—
Transfers from Stage 3 to Stage 2	—	370,460	(370,460)	—
Transfers from Stage 3 to Stage 1	3,090,017	—	(3,090,017)	—
Financial assets derecognized during the period other than write-offs	(30,635,376)	(11,341,024)	(23,841,350)	(65,817,750)
New financial assets originated or purchased	993,142,400	45,608,645	22,513,595	1,061,264,640
Foreign exchange and other movements	—	—	—	—
Inflation Effect	(1,040,280,198)	(34,776,994)	(26,365,623)	(1,101,422,815)
Gross carrying amount as of December 31, 2022	2,022,615,720	77,246,124	57,507,021	2,157,368,865
Use of information
Grupo Financiero Galicia, according to IFRS 9 standards, uses all information available, past, present and future to identify and estimate expected credit loss.
Operational Risk
The operational risk management is understood as the identification, assessment, monitoring, control and mitigation of this risk. It is an ongoing process carried out throughout the Group, which fosters a risk management culture at all organization levels through an effective policy and a program led by Senior Management.
Identification
The starting point of the operational risk management is the identification of risks and their association with the controls established to mitigate them, considering internal and external factors that may affect the process development. The results

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
of this exercise are entered into a log of risks, which acts as a central repository of the nature and status of each risk and controls thereof.
Assessment
Once risks have been identified, the size in terms of impact, frequency and likelihood of risk occurrence is determined, considering the existing controls. The combination of impact with likelihood of occurrence determines the risk exposure level. Finally, the estimated risk levels are compared to pre-established criteria, considering the balance of potential benefits and adverse results.
Monitoring
The monitoring process allows detecting and correcting the possible deficiencies in operational risk management policies, processes and procedures and their update.
Risk Control and Mitigation
The control process ensures compliance with internal policies and analyzes risks and responses to avoid, accept, mitigate or share them, by aligning them with the risk tolerance defined.
IT Risk
The Group manages the IT risk inherent to its products, activities and business processes. It also manages the risk associated with the material information systems, technology and information security processes. It also covers the risks derived from subcontracted activities and from services rendered by providers.
Reputational Risk
The reputational risk may result from the materialization of other risks: Legal, Compliance, Operational, Technological, Strategic, Market, Liquidity, Credit, etc.
The groups of interest are at the core of management, being considered upon establishing any type of mitigation measure.
Banco Galicia’s reputational risk management function was allocated to the Compliance Management Division, seeking to obtain a more comprehensive vision and be able to make immediate decisions that protect the entity’s image and reputation by using tools that enable to monitor and follow up to the perception of different groups of interest.
Banco Galicia defined an internal policy to reduce the occurrence of reputational events with negative impact, by defining a governance model with roles and responsibilities, and identifying critical scenarios that require management and visibility.
Contacts have been established with key business areas, devising a work scheme based on synergy and ongoing communication in order to spread the risk culture across the organization.
The Reputational Crisis Committee is in charge of becoming aware of the events that may affect the Bank’s reputation. In the face of an event of such characteristics, all the necessary information is gathered in the shortest time possible in order to be able to make assertive decisions, formally declare the crisis situation, if appropriate, and define the action plan to alleviate the crisis. In addition, such committee determines the communication strategy to be followed, considering the groups of interest involved. Finally, the strategy and related actions are followed to tackle the crisis.
Strategic Risk
Strategic risk is that which arises from an inappropriate business strategy or an adverse change in forecasts, parameters, goals and other functions that support such strategy.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
It represents the possibility of fluctuations in placements that prevent Banco Galicia or its subsidiaries from obtaining the expected results of operations. These potential affected results of operations would give rise to lower income or higher costs regardless of what was budgeted.
Money Laundering and Terrorist Financing Risk
As regards the control and prevention of asset laundering and funding of terrorist activities, Banco Galicia complies with the regulations set forth by the Argentine Central Bank, the Financial Information Unit and Law No. 25246, as amended, which creates the Financial Information Unit (UIF), within the purview of Argentina’s Ministry of Treasury and Public Finance with functional autarchy. The Financial Information Unit is in charge of analyzing, addressing and reporting the information received, in order to prevent and avoid both asset laundering and funding of terrorist activities.
The Bank has promoted the implementation of measures designed to fight against the use of the international financial system by criminal organizations. For such purposes, Banco Galicia has control policies, procedures and structures that are applied using a “risk-based approach”, which allow for the monitoring of transactions, pursuant to the “customer profile” (defined individually based on the information and documentation related to the economic and financial condition of the customer), in order to detect such transactions that should be considered unusual, and to report them to the UIF in applicable cases. The Anti-Money Laundering Management Division (“PLA”, as per its initials in Spanish) is in charge of managing this activity, through the implementation of control and prevention procedures as well as the communication thereof to the rest of the organization by drafting the related handbooks and training all employees. In addition, the management of this risk is regularly reviewed by Internal Audit.
The Bank has appointed a director as Compliance Officer, pursuant to Resolution 121/11, as amended, handed down by the UIF, who shall be responsible for ensuring compliance with and implementation of the proceedings and obligations on the issue.
The Bank contributes to the prevention and mitigation of risks from these transaction-related criminal behaviors, by being involved in the international regulatory standards adoption process.
Cybersecurity Risk
The use of technologies in place facilitates us a significant number of tools that expedite and improve the Bank’s processes, having a positive impact on our products and services. However, along with the above-mentioned benefits, risks and/or threats related to these new opportunities provided by digital technologies appear.
The cybersecurity-related risk is a matter inherent to the introduction of these new technologies. On one hand, such risk management stands out among Banco Galicia’s main goals, and, on the other, all the personnel’s as well as customers’ awareness of the considerations as regards the use of the above-mentioned technologies. In this respect, it is vital for the organization to understand thoroughly its internal processes, the tools used and the available techniques to mitigate cybersecurity-related risks.

NOTE 46. CONTINGENCIES AND COMMITMENTS
a) Tax Issues
At the date of these consolidated financial statements, provincial tax collection authorities, as well as tax collection authorities from the Autonomous City of Buenos Aires, are in the process (in different degrees of completion) of conducting reviews and assessments mainly in respect of matters resulting from applying turnover tax.
These proceedings and their possible effects are constantly being monitored. Even though it is considered that it has complied with its tax liabilities in full pursuant to current regulations, the provisions deemed adequate pursuant to the evolution of each proceeding have been set up.
Banco Galicia has filed to the Federal Administration of Public Revenue (Administración Federal de Ingresos Públicos, AFIP) several claims for refund of the Income Tax paid in excess for the fiscal years 2014, 2015, 2016, 2017, 2018, 2019, 2021 and 2022, for the amounts of Ps.433,815, Ps.459,319, Ps.944,338, Ps.866,842, Ps.3,646,382, Ps.4,403,712,

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Ps.629,837 and Ps.4,039,802, respectively. These claims are based on Argentine jurisprudence that establishes the unconstitutionality of the rules disabling the application of the tax inflation adjustment, resulting in confiscatory situations. Considering the delay in the resolution by the Federal Administration of Public Revenue, the corresponding judicial claims were filed.
Identical claims were filed by other Group subsidiaries before the Federal Administration of Public Revenue: Tarjetas Cuyanas S.A., (Tarjeta Naranja S.A.U. predecessor company), for 2014 and 2016 periods, for an amount of Ps.145,478, nominal value; Tarjeta Naranja S.A.U., for 2014 and 2016 periods, for a total amount of Ps.580,164, nominal value; and for 2015, 2017, and 2018 periods, for an amount of Ps.149,763, Ps.326,498, and Ps.973,843, nominal value, respectively. Considering the delay in the resolution by the Federal Administration of Public Revenue, the corresponding judicial claims were filed. On May 26, 2020, Tarjeta Naranja S.A.U. filed before the AFIP a claim for the repetition of the Income Tax corresponding to 2019 period for Ps.1,364,949 in nominal value.
At the closing of these Financial Statements, the Group does not record contingent assets derived from the aforementioned presentations.
b) Consumer Protection Associations
Consumer Protection Associations, on behalf of consumers, have filed claims against Banco Galicia regarding the collection of certain fees, interest rates and financial charges.
The Group believes that the resolution of these controversies will not have a significant impact on its financial condition.
c) Penalties Imposed on Banco de Galicia y Buenos Aires S.A.U. and Summary Proceedings Commenced by the Argentine Central Bank
The penalties imposed and the summary proceedings commenced by the Argentine Central Bank are detailed in Note 52.
The provisions for contingencies recorded are as follows:

	12.31.23	12.31.22
Other Contingencies	32,546,986	46,116,279
For Commercial Lawsuits/Legal matters	21,303,656	33,674,283
For Labor Lawsuits	1,804,458	3,378,250
For Claims and Credit Cards	403	1,255
For Guarantees Granted	2,302	7,169
For Other Contingencies	9,436,167	9,055,322
For Termination Benefits	8,091,078	17,432,824
Difference for Dollarization of Judicial Deposits—Communication “A” 4686	460,143	825,620
Total	41,098,207	64,374,723

NOTE 47. OFFSETTING OF FINANCIAL ASSETS AND LIABILITIES
Financial assets and liabilities are offset, and the net amount is reported in the statement of financial position where the Group currently has a legally enforceable right to offset the recognized amounts, and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.
The disclosures in the following tables include financial assets and liabilities that:
•are offset in the Group’s consolidated statement of financial position; or
•are subject to a netting agreement or similar agreement that covers similar financial instruments, regardless of whether they are offset in the consolidated statement of financial position.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Financial instruments such as loans and deposits are not disclosed in the following tables since they are not offset in the consolidated statement of financial position.
The financial instruments subject to offsetting, master netting agreements and similar agreements as of December 31, 2023 and 2022 are as follows:

	Offsetting effects on Statement of Financial Position			Related amounts not offset
12.31.23	Gross Amount	Offset Amount	Net amounts in Statement Financial Position	Subject to netting agreements	Total Net Amount
Financial Assets
Derivate Instruments	16,298,059	—	16,298,059	(11,654,172)	4,643,887
Total	16,298,059	—	16,298,059	(11,654,172)	4,643,887
Financial Liabilities
Derivate Instruments	13,037,243	—	13,037,243	(11,654,172)	1,383,071
Total	13,037,243	—	13,037,243	(11,654,172)	1,383,071

	Offsetting effects on Statement of Financial Position			Related amounts not offset
12.31.22	Gross Amount	Offset Amount	Net amounts in Statement Financial Position	Subject to netting agreements	Total Net Amount
Financial Assets
Derivate Instruments	6,718,672	—	6,718,672	(6,488,983)	229,689
Total	6,718,672	—	6,718,672	(6,488,983)	229,689
Financial Liabilities
Derivate Instruments	7,118,196	—	7,118,196	(6,488,983)	629,213
Total	7,118,196	—	7,118,196	(6,488,983)	629,213

NOTE 48. OFF-BALANCE SHEET ITEMS
In the normal course of business and in order to meet customers’ financing needs, off-balance sheet transactions are performed. These instruments expose the Group to the credit risk, in addition to loans recognized in assets. These financial instruments include credit lending commitments, letters of credit reserve, guarantees granted and acceptances.
The same credit policies for agreed credits, guarantees and loan granting are used. Outstanding commitments and guarantees do not represent an unusually high credit risk.
Agreed Credits
They are commitments to grant loans to a customer in a future date, subject to compliance with certain contractual agreements that usually have fixed maturity dates or other termination clauses and may require a fee payment.
Commitments are expected to expire without resorting to them. The total amounts of agreed commitments do not necessarily represent future cash requirements. Each customer’s solvency is assessed case by case.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Guarantees Granted
The issuing bank commits to reimbursing the loss to the beneficiary if the secured debtor does not comply with its obligation upon maturity.
Export and Import Documentary Credits
They are conditional commitments issued by the Group to secure a customer’s compliance towards a third party.
Responsibilities for Foreign Trade Transactions
They are conditional commitments for foreign trade transactions.
Our exposure to credit loss upon the other party’s default in the financial instrument is represented by the contractual notional amount of the same investments.
The credit exposure for these transactions is detailed below.

	12.31.23	12.31.22
Agreed Credits	495,548,093	655,449,152
Documentary Export and Import Credits	36,839,836	24,649,846
Guarantees Granted	771,147,964	459,295,076
Liabilities for Foreign Trade Operations	36,920,307	20,987,017
The fees and commissions related to the items mentioned above as of the indicated dates were as follows:

	12.31.23	12.31.22
For Agreed Credits	561,490	1,175,177
For Documentary Export and Import Credits	1,340,583	1,469,724
For Guarantees Granted	3,647,448	692,176
The credit risk of these instruments is essentially the same as that involved in lending credit facilities to customers.
To grant guarantees to our customers, we may require counter-guarantees, which, classified by type, amount to:

	12.31.23	12.31.22
Other Preferred Guarantees Received	34,297,656	4,098,429
Other Guarantees Received	23,703,941	29,233,127
Additionally, checks to be debited and credited, as well as other elements in the collection process, such as, notes, invoices, and miscellaneous items, are recorded in memorandum accounts until the related instrument is approved or accepted.
The risk of loss in these offsetting transactions is not significant.

	12.31.23	12.31.22
Values to be Debited	158,059,072	141,976,989
Values to be Credited	149,684,474	152,342,589
Values for Collection	1,057,210,325	1,453,135,898

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The Group acts as trustee by virtue of trust agreements to secure obligations derived from several agreements between parties. The amounts of trust funds and securities held in custody as of the indicated dates are as follows:

	12.31.23	12.31.22
Trust Funds	37,060,323	91,321,897
Securities Held in Escrow	34,652,716,019	20,428,870,452
These trusts are not included in the consolidation since the Group does not exert control on them.

NOTE 49. TRANSFER OF FINANCIAL ASSETS
All portfolio sales carried out by the Group are without recourse; therefore, they all qualify for the full derecognition of financial assets.
When this derecognition takes place, the difference between the book value and the value in the offsetting entry is charged to Income.

NOTE 50. NON-CONTROLLING INTEREST
The following tables provide information about each subsidiary that has a non-controlling interest.
The non-controlling equity investment percentages and votes as of the indicated dates are as follows:

Company	Place of Business	12.31.23	12.31.22
Galicia Broker Asesores de Seguros S.A.	CABA -Argentina	0.01%	0.01%
Sudamericana Seguros Galicia S.A. (formerly Seguros SURA S.A.)	CABA -Argentina	0.57%	—%
Changes in the Group’s non-controlling interests as of the indicated dates were as follows:

Company	Balance as of 12.31.22	Purchases / Contributions / Sales	Cash Dividends	Profit Sharing in income (loss) for the Year	Balance as of 12.31.23
Galicia Broker Asesores de Seguros S.A.	119	—	(119)	125	125
Sudamericana Seguros Galicia S.A. (formerly Seguros SURA S.A.)	—	183,933	—	(5,195)	178,738
Total	119	183,933	(119)	(5,070)	178,863

Company	Balance as of 12.31.21	Purchases / Contributions / Sales	Cash Dividends	Profit Sharing in income (loss) for the Year	Balance as of 12.31.22
Galicia Broker Asesores de Seguros S.A.	63	—	—	56	119
Total	63	—	—	56	119

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Company	Balance as of 12.31.20	Purchases / Contributions / Sales	Cash Dividends	Profit Sharing in income (loss) for the Year	Balance as of 12.31.21
Galicia Broker Asesores de Seguros S.A.	63	—	—	—	63
Total	63	—	—	—	63
Summary information on subsidiaries is detailed in Note 15.

NOTE 51. RELATED PARTY TRANSACTIONS
Human and legal persons who directly or indirectly exert control over the Entity, or are controlled by it, are considered related parties; they include the Subsidiaries, Associates and Affiliates; the members of the Board of Directors, Syndics and personnel in charge of Senior Management; human persons who hold similar positions in financial institutions or complementary services companies; companies or sole proprietor ships over which key personnel may exert significant influence or control, and spouses, partners and relatives up to the second degree of consanguinity or first degree of affinity of all human persons directly or indirectly linked to the Group.
The Group controls another entity when it has power over the financial and operational decisions of other entities, and in turn, obtains benefits from it.
On the other hand, the Group considers that it has joint control when there is an agreement between the parties on the control of a common economic activity.
Finally, those cases where the Group exerts significant influence means the capacity to participate in the decisions of the financial policy and the company’s operations. Shareholders with an interest equal to or greater than 20% of the Group’s total votes or its subsidiaries are considered to exert a significant influence. In determining said situations, not only the legal aspects are observed but also the nature and substance of the relationship.
Additionally, the key personnel of the Group’s Management (members of the Board of Directors and Managers) and the entities over which the key personnel can exert significant influence or control are considered related parties.
51.1.    Controlling Entity
The Group is controlled by:

Name	Nature	Principal Line of Business	Place of Business	Equity Investment %
EBA Holding S.A.	54.09% of voting rights	Financial and Investment Operations	Autonomous City of Buenos Aires – Argentina	19.07%
51.2.    Key Personnel’s Compensation
The compensation earned by the Group’s key personnel as of December 31, 2023 and December 31, 2022 amounts to Ps.31,630,009 and Ps.31,932,693 respectively.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
51.3.    Key Personnel’s Structure
Key personnel’s structure as of the indicated dates is as follows:

	12.31.23	12.31.22
Regular Directors	95	79
General Manager	1	1
Area and department Managers	96	95
Total	192	175
51.4.    Related Party Transactions
The following table shows the total credit assistance granted by the Group to key personnel, syndics, majority shareholders, as well as all individuals who are related to them by a family relationship of up to the second degree of consanguinity or first degree by affinity (pursuant to the Argentine Central Bank’s definition of related individual) and any entity affiliated with any of these parties, not required to be consolidated.

	12.31.23	12.31.22
Total Amount of Credit Assistance	36,670,344	34,561,530
Number of Addressees (quantities)	266	279
- Natural Persons	218	219
- Legal Entities	48	60
Average Amount of Credit Assistance	137,859	123,878
Maximum Assistance	9,923,443	5,297,435
Financial assistance, including the one that was restructured, was granted in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other non-related parties. Besides, this financial assistance did not involve more than the normal risk of loan losses or present other unfavorable features.
The information about the credit assistance granted to affiliates based on the quality of receivables, their documentation and preferred guarantees is stated in Schedule N.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
51.5.    Amounts of Related Party Transactions
The amounts of related party transactions conducted as of the indicated dates are as follows:

	12.31.23	12.31.22
Assets
Cash and Due from Banks	66,371,755	31,693,686
Debt Securities at Fair Value through Profit or Loss	28,608,649	25,473,024
Derivative Financial Instruments	13,023,883	7,791,345
Repurchase Transactions	43,100,856	68,527,163
Other Financial Assets	19,900,923	324,666
Loans and Other Financing	132,798,676	222,555,814
Other Debt Securities	—	2,276,311
Total Assets	303,804,742	358,642,009
Liabilities
Deposits	86,261,272	46,157,584
Derivative Financial Instruments	13,023,883	7,791,345
Repurchase Transactions	43,100,856	68,527,163
Other Financial Liabilities	15,316,876	470,614
Financing Received from the Argentine Central Bank and other Financial Institutions	116,066,549	207,582,582
Debt Securities Issued	24,225,683	27,749,336
Subordinated Debt Securities	4,382,966	—
Liabilities for Insurance Contracts	8,309	27,194
Other Non-financial Liabilities	1,418,364	336,191
Total Liabilities	303,804,758	358,642,009

	12.31.23	12.31.22	12.31.21
Income (Loss)
Net Income (Loss) from Interest	5,496,665	13,175,822	(6,917,137)
Net Fee Income (Expense)	20,302,358	18,671,490	21,672,748
Net Income from Financial Instruments Measured at Fair Value through Profit or Loss	(9,881,990)	(14,175,408)	4,143,821
Other Operating Income (Expense)	15,112,753	16,185,018	19,379,965
Income from Insurance Business	—	—	(37,902,276)
Insurance Business Result	(30,435,372)	(31,115,746)	—
Administrative Expenses	(1,663,787)	(3,324,936)	(1,718,377)
Other Operating Expenses	(3,391)	(102,271)	(89,557)
Total Income	(1,072,764)	(686,031)	(1,430,813)

NOTE 52. ADDITIONAL INFORMATION REQUIRED BY THE ARGENTINE CENTRAL BANK
52.1.    CONTRIBUTION TO THE DEPOSIT INSURANCE SYSTEM
Law No. 24485 and Decree No. 540/95 established the creation of the Deposit Insurance System to cover the risk attached to bank deposits, in addition to the system of privileges and safeguards envisaged in the Financial Institutions Law.
The National Executive Branch through Decree No. 1127/98 established the maximum amount for this insurance system to demand deposits and time deposits denominated either in Pesos and/or in foreign currency. Such limit was set at Ps.1,500 as from May 1, 2020. This amount as of January 1, 2023 will increase to Ps.6,000.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
This system does not cover deposits made by other financial institutions, deposits made by parties related to the Bank, either directly or indirectly, deposits of securities, acceptances or guarantees and those deposits set up at an interest rate exceeding the one established regularly by the Argentine Central Bank.
Deposits acquired through endorsement, placements made as a result of incentives other than interest rates and locked-up balances from deposits and other excluded transactions are also excluded. This system has been implemented through the creation of the Deposit Insurance Fund (“FGD”), which is managed by a company called Seguros de Depósitos S.A. (“SEDESA”). SEDESA’s shareholders are the Argentine Central Bank and the financial institutions in the proportion determined for each one by the Argentine Central Bank based on the contributions made to the fund.
The monthly contribution institutions should make to the FGD is 0.015% on the monthly average of total deposits.
52.2.    RESTRICTED ASSETS
As of December 31, 2023, and 2022, the ability to freely dispose of the following assets is restricted, as follows:
Banco de Galicia y Buenos Aires S.A.U.
a)    Cash and Government Securities

	12.31.23	12.31.22
For transactions in ROFEX, MAE and BYMA	145,554,111	326,703,680
For appraisals from repo transactions	5,278,492	—
For debit / credit cards transactions	44,088,917	48,542,755
For attachments	20,874	62,831
Liquid offsetting entry required to operate as CNV agent	1,524,557	1,017,484
For contribution to M.A.E.’ s Joint Guarantee Fund (Fondo de Garantía Mancomunada)	—	6,905
Guarantees for the Regional Economies Competitiveness Program	273,479	544,887
For other transactions (includes guarantees linked to rental contracts)	373,201	254,267
For forward purchases of repurchase transactions	47,506,425	—
For surety guarantees	342,400,067	—
b)    Special Guarantees Accounts
Special guarantee accounts have been opened at the Argentine Central Bank as collateral for transactions involving electronic clearing houses, checks for settling debts and other similar transactions as of the indicated dates, which amount to:

	12.31.23	12.31.22
Escrow Accounts	191,683,567	251,249,411
c)    Deposits in favor of the Argentine Central Bank

	12.31.23	12.31.22
Unavailable deposits due to exchange transactions	—	3,346
d)    Equity Investments
The account “Equity Investments” includes 1,222,406 non-transferable non-endorsable registered ordinary shares in Electrigal S.A., the transfer of which is subject to approval by the national authorities, according to the terms of the previously executed concession contract.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
e)    Contributions to Risk Fund
Banco de Galicia y Buenos Aires S.A.U., in its capacity as sponsoring partner in Garantizar S.G.R. Risk Fund, Don Mario S.G.R. and Móvil S.G.R., is committed to maintaining the contributions made to them for two (2) years.

	12.31.23	12.31.22
Fondo de Riesgo Garantizar SGR	6,617,957	7,058,822
Don Mario SGR	1,612,648	3,138,716
Movil SGR	2,217,390	627,743
Potenciar S.G.R.	2,415,651	—
Bind Garantías S.G.R.	100,790	—
INVIU S.A.U.

	12.31.23	12.31.22
Liquid offsetting entry required to operate as CNV agents	616,981	377,688
Guarantees linked to surety bonds	1,399,873	397,569
Surety	13,705	—
Tarjeta Naranja S.A.U.

	12.31.23	12.31.22
Attachments arising from judicial cases	1,246	1,089,913
Guarantees linked to rental contracts	16,006	53,490
Galicia Asset Management S.A.U.

	12.31.23	12.31.22
Liquid offsetting entry required to operate as collective investment products administration agents of mutual funds, as required by CNV(*)	527,781	618,026

(*)	As of December 31, 2023, it corresponds to 6,000,000 shares of Fima Capital Plus “C” Mutual Fund.
Galicia Securities S.A.U.

	12.31.23	12.31.22
For transactions in the market	399,687	1,302,362
Liquid offsetting entry required to operate as CNV agents	300,646	375,156
Guarantees linked to surety bonds	23,468,674	2,242,167
Naranja Digital Compañía Financiera S.A.U.

	12.31.23	12.31.22
Escrow Accounts	9,821,281	3,502,468
The total amount of restricted assets for the reasons stated above in the aforementioned controlled companies, as of the indicated dates, is as follows:

	12.31.23	12.31.22
Total Restricted Assets	828,234,006	649,169,686

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
52.3.    TRUST ACTIVITIES
a)    Trust Contracts for Purposes of Guaranteeing Compliance with Obligations:
Purpose: In order to guarantee compliance with contractual obligations, the parties to these agreements have agreed to deliver to Banco de Galicia y Buenos Aires S.A.U., as fiduciary property, amounts to be applied according to the following breakdown:

Date of Contract	Trustor	Balances of Trust Funds	Maturity (*)
11.23.11	Exxon Mobil	191,262	04.19.25
09.12.14	Coop. de Trab. Portuarios	14,302	09.12.24
04.26.22	Fondo Anticiclico Agroalim	130,473	06.30.24
03.08.23	Fondo Fiduciario Aceitero	15,872	06.30.24
Total		351,909
____________________

(1)	These amounts shall be released monthly until settlement date of trustor obligations or maturity date, whichever occurs first.
b)    Financial Trust Contracts:
Purpose: To administer and exercise the fiduciary ownership of the trust assets until the redemption of debt securities and participation certificates:

Contract date	Trust	Balances of Trust Funds	Maturity (*)
12.06.06	GAS I	1,271,939	12.31.24
05.14.09	GAS II	35,249,895	12.31.24
06.08.11	MILA III	167,600	12.31.24
09.01.11	MILA IV	18,979	12.31.24
Total		36,708,413

(*)	Estimated date since maturity date shall occur at the time of the distribution of all of trust assets.
52.4.    COMPLIANCE WITH THE REGULATIONS
52.4.1.    Agents – Minimum Liquidity requirement
Banco de Galicia y Buenos Aires S.A.U.
Within the framework of CNV Resolution No. 622/13, Banco de Galicia y Buenos Aires S.A.U. has been duly registered with such agency in the following categories: Escrow Agent for Collective Investment Products in the Financial Trustors’ Registry No. 54, and Settlement and Integral Compensation Agent No. 22 (AlyC and AN—INTEGRAL).
As of December 31, 2023, for the Escrow Agent for Collective Investment Products in the Financial Trustors’ Registry, the required Shareholders’ Equity amounts to Ps.887,420, and the minimum required offsetting entry is Ps.443,710.
For AlyC and AN—INTEGRAL, said requirement amounts to Ps.439,366, with the minimum offsetting entry required of Ps.219,683.

The Entity integrated these requirements with the Bono República Argentina Ley Local 2030, maturing on July 9, 2030, whose fair value amounts to the sum of Ps.1,524,557, which are held in escrow in Caja de Valores (Principal 100100).

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Galicia Asset Management S.A.U.
In accordance with the requirements set forth in CNV Resolution No. 622/13, the minimum Shareholders’ Equity required to operate as Escrow Agent for Collective Investment Products, Mutual Funds amounts to Ps.1,055,562 and the minimum offsetting entry amounts to Ps.527,781.
The Company’s Shareholders’ Equity as of December 31, 2023, exceeds the minimum required by the aforementioned Resolution.
Galicia Asset Management S.A.U. integrated said requirement with 6,000,000 shares of Fondo Fima Premium Class “C”, equivalent to Ps.596,111.
Galicia Securities S.A.U.
Within the framework of CNV General Resolution No. 622/13, the Company has been duly registered with said agency in the following categories: “Settlement and Offsetting Agent (ALyC and AN Own Portfolio)” and “Comprehensive Mutual Funds Placement and Distribution Agent.”
In accordance with the requirements set forth, for an ALyC and AN Own Portfolio the Shareholders’ Equity must be equivalent to 470,350 Units of Purchasing Value (Unidades de Valor Adquisitivo, UVA). As of December 31, 2023, said requirement amounted to Ps.439,366, and the minimum offsetting entry required was Ps.219,683. For Comprehensive Mutual Funds Placement and Distribution Agent, said requirement amounts to Ps.152,730, and the minimum offsetting entry required is Ps.76,365.
As of December 31, 2023, the Company’s Shareholders’ Equity amounted to Ps.22,824,653 and the offsetting entry would be comprised of government securities amounting to Ps.300,646.
INVIU S.A.U.
In accordance with the requirements set forth in General Resolution No. 622/13, for an ALyC and AN Integral the Shareholders’ Equity must be equivalent to 470,350 Units of Purchasing Value (UVA), with said requirement amounting to Ps.439,366 as of December 31, 2023, and a minimum offsetting entry required of Ps.219,683. For Comprehensive Mutual Funds Placement and Distribution Agents, said requirement amounts to Ps.152,730, and the minimum offsetting entry required is Ps.76,365.
As of December 31, 2023, the Company’s Shareholders’ Equity amounted to Ps.15,622,327 and the offsetting entry would be integrated with a demand account with an amount of Ps.616,981.
52.4.2.    Custodial Agent of Collective Investment Products Corresponding to Mutual Funds
Likewise, in compliance with Art. 7 of Chapter II, Title V of said resolution, Banco Galicia in its capacity as Escrow Agent for Collective Investment Products of Mutual Funds (depositary company): “Fima Acciones”, “Fima P.B. Acciones”, “Fima Renta en Pesos”, “Fima Ahorro Pesos”, “Fima Renta Plus”, “Fima Premium”, “Fima Ahorro Plus”, “Fima Capital Plus”, “Fima Abierto Pymes”, “Fima Mix I”, "Fima Mix II", “Fima Renta Fija Internacional”, "Fima Sustentable ASG" and “Fima Acciones Latinoamericanas US$”, it is hereby stated that the total quantity held in escrow as of December 31, 2023 is 83,582,052,338 shares, their cash value being Ps.7,022,958,148, which is reflected in the account “Depositors of Securities Held in Escrow.”
As of December 31, 2022, securities held in escrow amounted to the quantity of 42,336,393,400 shares and their cash value was Ps.4,863,400,530.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The balances of the Mutual Funds as of the indicated dates are detailed as follows:

Mutual Fund	12.31.23	12.31.22
FIMA Acciones	57,197,137	23,937,469
FIMA P.B. Acciones	32,872,983	16,211,184
FIMA Renta en pesos	163,541,767	119,721,324
FIMA Ahorro pesos	119,958,286	178,180,890
FIMA Renta Plus	111,507,466	52,130,468
FIMA Premium	5,806,470,155	3,912,476,619
FIMA Ahorro Plus	201,446,287	324,787,140
FIMA Capital Plus	452,214,412	202,089,456
FIMA Abierto PyMES	13,703,353	9,026,121
FIMA Mix I	37,518,517	16,987,256
FIMA Mix II	8,491,227	—
FIMA Renta Fija Internacional	9,588,923	7,158,853
FIMA Sustentable ASG	7,378,383	—
FIMA Acciones Latinoamericanas Dólares(*)	1,069,253	693,751
Total	7,022,958,149	4,863,400,531
____________________

(*)	Stated at the reference exchange rate of the US$ set by the Argentine Central Bank. See Note 1.6.(b).
All the transactions detailed above are recorded in off-balance sheet items—securities held in custody.
The mutual funds detailed above have not been consolidated as the Group is not a controlling company thereof, since the depository role does not imply in this case:
•power over the trust to run material activities;
•exposure or right to variable returns;
•capacity to have influence on the amount of returns to be received for the involvement.
52.4.3.    Storage of Documents
Pursuant to General Resolution No. 629 of the CNV, Banco de Galicia y Buenos Aires S.A.U. notes that it has supporting documents regarding accounting and management transactions, which are stored at AdeA (C.U.I.T. No. 30-68233570-6), Plant III located at Ruta Provincial 36 km 31.5 No. 6471 (CP 1888) Bosques, Province of Buenos Aires, with legal domicile at Av. Juramento 1775, 4th. floor, (CP 1428), Autonomous City of Buenos Aires.
52.5.    COMPLIANCE WITH MINIMUM CASH REQUIREMENTS:
As of December 31, 2023, the balances recorded as computable items are as follows:

	Currency
Item	Ps.	US$	Euros(*)
Checking Accounts held in Argentine Central Bank	58,425,958	1,553,294	56
Escrow Accounts held in Argentine Central Bank	88,392,515	8,472	—
National Treasury Bonds in Argentine Pesos computable for minimum cash	234,261,105	—	—
Government Securities	502,453,446	—	—
Total for integration Minimum Cash	883,533,024	1,561,766	56

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
____________________

(*)	Stated in thousands of US$.
52.6.    PENALTIES IMPOSED ON BANCO DE GALICIA Y BUENOS AIRES S.A.U. AND SUMMARY PROCEEDINGS COMMENCED BY THE ARGENTINE CENTRAL BANK
Penalties Imposed on Banco de Galicia y Buenos Aires S.A.U. Existing as of December 31, 2023:
UIF Proceedings -Docket 867/13.
▪Penalty Notification date: June 19, 2020.
▪Reason of the Penalty: Reason of the Penalty: alleged non-compliance with the provisions of Article 21 of the Anti-Money Laundering Law and alleged non-compliance with the provisions of UIF Resolution No. 121/11, especially with the provisions of Article 13 (paragraph j), Article 14 (paragraph h); Article 21 (paragraph a); Article 23, and Article 24 (paragraphs d and e). These objections are related to the risk matrix and the transactions monitoring system regarding prevention of money laundering and terrorist financing and required information allegedly missing.
▪Amount applied and responsible persons receiving penalties: penalties for global amounts of Ps.440 applied to the Bank and eight Directors.
▪Status of the Case: On September 14, 2020, the direct appeal to the penalty was filed before the National Court of Appeals for Federal Administrative Disputes of the Federal Capital, under the terms of Article 25 of Law No. 25,246, amended by Law No. 24,144; Room III, where the proceeding is pending, was designated to issue judgment. On February 19, 2021, the UIF answered the direct appeal; on March 3, 2021, the procedural step was taken by which the parties were warned that judgment was being considered, and on November 30, 2023, Room III of the National Court of Appeals for Federal Administrative Matters decided to reject the direct appeal filed, with costs awarded. On December 15, 2023, a Federal Extraordinary Appeal was filed against this last decision. On February 2, 2023, the UIF answered the direct appeal, but no decision has been made to date.
UIF Summary Proceeding - Docket No. 127/18.
▪Penalty Notification date: April 18, 2022.
▪Imputation of Charges: alleged breaches in the determination of customer profile, deficiencies in the implementation of technological tools and monitoring and in the parameterization of alerts, as well as the alleged untimeliness of an STR filed and failure to file an STR of a customer; this in alleged violation of Articles 20 bis, 21 Paragraphs a) and b), and 21 bis of Law No. 25,246; and Articles 3 (Paragraph g); 21 (Paragraphs g and j); 22 (Paragraph a-); 23; 24 (Paragraphs d-, e- and f-); and 34 of UIF Resolution No. 121/2011, as amended.
▪Defendants: the Bank and seven Directors.
▪Status of the case: on July 1, 2022, the defense and presentation of evidence was filed together with several motions. On February 17, 2023, it was decided to proceed to the admittance of evidence, which was subsequently produced. On April 14, 2023, notice was served to present the argument on the merits of the evidence, which was presented on April 28
Summary Proceeding No. 1570.
▪Penalty Notification date: August 13, 2021.
▪Reason of the Penalty: alleged violation to the provisions of the Amended Text on “Truthfulness of Accounting Records”, Point 2.2. (“Liabilities”), in accordance with point 1 of the aforementioned Amended Text, pursuant to Schedule to Argentine Central Bank Communication “A” 6248, CONAU 1 – 1260 -supplementary and amending provisions. Amount applied and responsible persons receiving penalty: the Bank, for an amount of Ps.1,680.
▪Status of the Case: On September 6, 2021, an appeal was filed with the Argentine Central Bank against the penalty under the terms of Article 42 of Law No. 21,526, amended by Law No. 24,144. On September 19, 2022,

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
the Argentine Central Bank filed its answer replying to the terms of the appeal. On June 15, 2023 we were notified of the Court’s rejection of the evidence provided by the Bank. Since the judgment is not subject to Federal Extraordinary Appeal (because it is not final), a written document was filed to pursue a federal case to preserve the right of defense on account of its violation.
Summary Proceeding No. 1613.
▪Date of notification of the opening of the summary proceeding: August 24, 2023.
▪Imputation of Charges: alleged violation of the provisions of the Ordered Text of the rules on the “Regulation of the bank checking account”, according to Communication “A” 4971. OPASI Circular 2 - 402. Schedule. Section 7, Paragraph 7.3, Points 7.3.1.5 -in accordance with the provisions of Section 8, Points 8.2.3-, 7.3.3.2 i) and 7.3.3.2 iii) (as supplemented and amended) due to an alleged failure to ratify in court the report of loss and an inadequate report of the checks in the Information Regimes regarding two checks corresponding to a customer which were rejected due to an “Order not to pay - With funds”.
▪Defendants: the Bank, three Managers and a Check Processing Leader.
▪Status of the Case: On September 12, 2023, a general reply was filed by all the defendants, and on September 25, 2023, additional personal replies were filed.
Summary Proceeding No. 1620.
▪Date of notification of the opening of the summary proceeding: December 18, 2023.
▪Imputation of Charges: alleged violation of the provisions of the Ordered Text of the “Minimum Standards on Internal Controls for Financial Institutions”, according to Communication “A” 6552, Circular CONAU 1 - 1289, Schedule I, Section I - Basic Concepts-, Point 1 - Internal Control, and Section IV - Design and Documentation of Controls-, Point 1 - Responsibilities in the Design and Implementation of Controls-, as supplemented and amended; and the Ordered Text of the rules on “Guidelines for Risk Management in Financial Institutions”, according to Communication “A” 5398, Circular RUNOR 1 - 1013, Schedule, Section 1 - Risk Management Processes-, Point 1.1. -Scope of the Guidelines-, Point 1.4. -General Principles-, Sub-point 1.4.3, and Section 6 -Operational Risk Management-, Point 6.1.2., as supplemented and amended, due to alleged failures in internal controls and deficiencies in the management of the financial entity between 09.02.19 and 08.05.22 .
▪Defendants: the Bank, and nineteen officers (Directors, Syndics, Managers and Tribe Leaders).
▪Status of the Case: On February 2, 2024, a general reply was filed by all the defendants.
Summary Proceeding No. 7732.
▪Date of notification of the opening of the summary proceeding: August 08, 2022.
▪Imputation of Charges: Having carried out exchange operations carried out by customers without the prior approval of the Argentine Central Bank in alleged violation of art. 1, sections e) and f) of the Criminal Exchange Law (O.T. by Executive Order No. 480/95), integrated with the regulations of points 5, 6, 9, 10, 15 and 18 of

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Communication “A” 6770, Communication “A” 6815, Communications “C” 43716, 49077, 50737, 52384, 52388, 57618, 62862, 66581, 66582, 67343, 70322, 81561, 82665 and 84797, amending and supplementary.
▪Defendants: the Bank, General manager, Area managers and other officials.
▪Status of the case: On February 28, 2023, the global reply of all the defendants was filed. The statute of limitations was raised. The defendants’ individual replies for their defense were recently filed.
Summary Proceeding No. 1544.
▪Penalty notification date: November 9, 2018.
▪Reasons of the penalty: alleged infraction to provisions established in Argentine Central Bank Communication “A” 6242, SINAP 1 – 61.
▪Amount applied and parties receiving penalties: the Bank; three Directors, the General Manager and a Manager, in the amount of Ps. 747.50 to the first one; Ps. 172.50 to one of the Directors; Ps. 143.75 individually to the remaining two Directors, the General Manager and the Manager
▪Status of the case: On November 26, 2018, a direct appeal to the penalty was filed before the National Court of Appeals for Federal Administrative Disputes of the Federal Capital, under the terms of Article 42 of Law No. 21,526, amended by Law No. 24,144; Room V was designated to issue judgment. On February 26, 2020, said Room V decided to reject the direct appeal and confirm the penalties, which was notified on February 27. On March 12, 2020, an extraordinary federal appeal was filed against that decision, which was partially granted by Room V. On September 6, 2022, the Argentine Supreme Court declared the appeal inadmissible (Article 280 of the Argentine Code of Civil and Commercial Procedure), as a result of which the Argentine Central Bank attorneys requested the regulation of their fees, which were regulated on August 8, 2023.
The Group considers that the resolution of these proceedings will not have significant impact on its equity.
52.7.    ISSUANCE OF DEBT SECURITIES
The issuance of debt securities is detailed in Notes 27 and 28.
52.8.    RESTRICTIONS FOR THE INCOME DISTRIBUTION
Pursuant to Section 70 of the General Corporations Law, Grupo Financiero Galicia S.A. should transfer 5% of the net income for the year to the Legal Reserve until 20% of the capital stock is reached, plus the balance of the Capital Adjustment account.
With respect to Banco Galicia, the Argentine Central Bank regulations require that 20% of the profits shown in the Income Statement at fiscal year-end, plus (or less), the adjustments made in previous fiscal years and, less, if any, the loss accumulated at previous fiscal year-end, be allocated to the legal reserve.
This proportion applies regardless of the ratio of the Legal Reserve fund to Capital Stock. Should the Legal Reserve be used to absorb losses, earnings shall be distributed only if the value of the Legal Reserve reaches 20% of the Capital Stock plus the Capital Adjustment.
The Argentine Central Bank sets rules for the conditions under which financial institutions can make distributions of profits. According to these rules, profits can be distributed as long as results of operations are positive after deducting not only the Reserves, which may be legally and statutory required, but also the following items from Retained Income: The difference between the carrying amount and the market value of public sector assets and/or debt instruments issued by the Argentine Central Bank not valued at market price, the amounts capitalized for lawsuits related to deposits and any unrecorded adjustments required by the external auditors or the Argentine Central Bank.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Moreover, in order that a financial institution be able to distribute profits, such institution must comply with the capital adequacy rule, i.e. with the calculation of minimum capital requirements and the regulatory capital.
For these purposes, this shall be done by deducting from its assets and Retained Income all the items mentioned in the paragraph above. Moreover, in such calculation, a financial institution shall not be able to compute the temporary reductions that affect minimum capital requirements, computable regulatory capital or its capital adequacy.
The Argentine Central Bank established that a capital conservation margin must be maintained in addition to the minimum capital requirement, equivalent to 3.5% of risk-weighted assets. Said margin must exclusively be integrated with level I, net of items deductibles. Income distribution will be limited when the level and composition of the institution’s Regulatory Capital puts said distribution within the range of the capital conservation margin.
The Argentine Central Bank provided that income distribution must be performed with its prior authorization.
The Argentine Central Bank established that, from 01.01.22 until 12.31.22, the financial institutions may distribute income for up to 20% of the accumulated income, with prior authorization by said Institution. In turn, said distribution must be in 12 equal, monthly and consecutive installments.
Communication "A" 7719 established that as from 01.01.23 and until 12.31.23, financial institutions authorized by the Argentine Central Bank may distribute profits in 6 equal, monthly and consecutive installments of up to 40% of the amount that would have corresponded if the rules on "Distribution of profits" had been applied.
Communication "A" 7984 established that as from 01.01.24 and until 12.31.24, financial institutions authorized by the Argentine Central Bank may distribute profits in 6 equal, monthly and consecutive installments of up to 60% of the amount that would have corresponded if the rules on "Distribution of profits" had been applied.
Tarjeta Naranja S.A.U.’s Ordinary and Extraordinary Shareholders’ Meeting held on March 16, 2006, decided to set the maximum limit for the distribution of dividends at 25% of the realized and liquid profits of each fiscal year. This restriction shall remain in force as long as the company’s Shareholders’ Equity is below Ps.300,000 (Ps.104,293,726 in closing currency).
The Group may pay dividends to the extent that it has distributable retained earnings and distributable reserves calculated in accordance with the rules of the Argentine Central Bank. Therefore, retained earnings included in the consolidated financial statements may not be wholly distributable.
The Group has presented its local financial statements under these rules on March 4, 2024.
Shareholders’ equity under the rules of the Argentine Central Bank comprise the following captions:

12.31.23
Share Capital	1,474,692
Additional paid in Capital	17,281,187
Adjustments to shareholders´ equity	1,463,420,048
Legal reserve	48,761,444
Distributable reserves	1,854,460,825
Non distributable reserves	4,445,497
Profit for the year	677,803,627
Total Shareholder’s equity under the rules of the Argentine Central Bank	4,067,647,320
The Board of Directors proposes that the profit for fiscal year, which as of December 31, 2023 amounts to Ps.336,243,903, be allocated to: (i) 5% to the constitution of the Legal Reserve; (ii) the payment of a cash dividend in an amount such that, adjusted for inflation, results in the sum of Ps.131,027,612; and (iii) the remaining balance to the constitution of a Special Discretionary Reserve for eventual dividend distribution.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
52.9.    CAPITAL MANAGEMENT AND CORPORATE GOVERNANCE TRANSPARENCY POLICY
Grupo Financiero Galicia S.A.
Board of Directors
Grupo Financiero Galicia S.A.’s Board of Directors is the Company’s highest management body. It is made up of nine directors and three alternate directors, who must have the necessary knowledge and skills to clearly understand their responsibilities and duties within the corporate governance, and to act with the loyalty and diligence of a good businessman.
As set out in its bylaws, the term of office for both directors and alternate directors is three (3) years; they are partially changed every year and may be reelected indefinitely.
The Company complies with the appropriate standards regarding total number of directors, as well as the number of independent directors. Furthermore, its bylaws provide for the flexibility necessary to adapt the number of directors to the possible changes in the conditions in which the Company carries out its activities, from three (3) to nine (9) directors.
The Board of Directors complies, in every relevant respect, with the recommendations included in the Code on Corporate Governance as Schedule IV to Title IV of the regulations issued by the National Securities Commission (Text amended in 2013).
Likewise, controls are carried out on the application of corporate governance policies defined by regulations in force, through the Executive Committee, the Nomination and Compensation Committee, the Audit Committee, the Disclosure Committee, and the Ethics, Conduct and Integrity Committee. The Committees periodically reports to the Board of Directors, who becomes aware of the decisions of each Committee, and the relevant matters are recorded in the Minutes of their meetings.
Executive Committee
In July 2018, Grupo Financiero Galicia S.A.’s Board of Directors approved the creation of the Executive Committee, along with its governing rules and regulations. It is made up of five directors, and the purpose of its creation is to contribute to the conduction of the Company’s ordinary business and the efficient performance of the Board of Directors’ duties.
Nominations and Compensation Committee
The objective behind the creation of this Committee is to facilitate the analysis and monitoring of several issues based on good corporate governance practices; it is composed of five directors, two of them independent.
Its main duty is to support the Company’s Board of Directors in preparing the candidates appointment proposal to occupy positions on said Board of Directors.
Audit Committee
The Audit Committee set by Capital Markets Law No. 26831 and the CNV’s regulations is formed by three directors, two of whom are independent, and meets the requirements set out in U.S. Sarbanes-Oxley Act.
Such Committee’s mission is to provide the Board of Directors with assistance in overseeing the financial statements, as well as in the task of controlling Grupo Financiero Galicia and its subsidiaries.
Committee for Information Integrity
The Committee for Information Integrity was created in compliance with the recommendations of U.S. Sarbanes Oxley Act, and is made up of the General Manager, the Administrative and Finance Manager and two supervisors of the Administrative and Finance Division.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Its most important duties are monitoring the Company’s internal controls, reviewing the financial statements and other information published, preparing Board of Directors’ reports with the activities carried out by the Committee. Its operation has been adapted to local laws and it currently performs important administrative and reporting duties, which are used by the Board of Directors and the Audit Committee, contributing to the transparency of the information provided to markets.
Ethics, Conduct and Integrity Committee
The objective behind the Ethics, Conduct and Integrity Committee is to promote compliance with standards, principles of good conduct, and the Code of Ethics.
Basic Holding Structure
Grupo Financiero Galicia S.A. is a company whose sole purpose is to conduct financial and investment activities as per Section 31 of the General Corporations Law. That is to say, it is a holding company whose activity involves managing its equity investments, assets and resources.
Therefore, Grupo Financiero Galicia S.A. directly and indirectly holds those equity interests in companies that carry out activities defined as non-supplementary.
Grupo Financiero Galicia S.A. has a reduced structure due to its nature as holding company of a group of financial services. Accordingly, certain typical organizational aspects of large operating companies are not applicable thereto.
To conclude, one should note that Grupo Financiero Galicia S.A. is under the control of a pure holding company, EBA Holding S.A., which has the number of votes necessary to hold the majority of votes at the Shareholders’ Meetings, although it does not have any managerial functions over the former.
Compensation Systems
Directors’ compensation is defined by the General Shareholders’ Meeting and is fixed within the limits established by law and the corporate bylaws.
The Audit Committee expresses its opinion on whether compensation proposals for Directors are reasonable, taking into consideration market standards.
Business Conduct Policy
The Company has consistently shown respect for the rights of its shareholders, reliability and accuracy in the information provided, transparency as to its policies and decisions, and caution with regard to the disclosure of strategic business issues.
Code of Ethics
Grupo Financiero Galicia S.A. has a Code of Ethics formally approved that guides its policies and activities. It considers business objectivity and conflict-of-interests related-aspects, and how the employee should act upon identifying a breach of the Code of Ethics.
Banco de Galicia y Buenos Aires S.A.U.
Banco Galicia’s Board of Directors is the Company’s highest management body. As of the date of preparation of these consolidated financial statements, it is made up of seven directors and four alternate directors, who have the necessary knowledge and skills to clearly understand their responsibilities and duties within the corporate governance, and act with the loyalty and diligence of a good businessman.
Banco Galicia complies with the appropriate standards regarding total number of directors, as well as number of independent directors. Furthermore, its bylaws provide for the flexibility necessary to adapt from three (3) to nine (9) directors to the possible changes in the conditions in which the Bank carries out its activities.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The General Shareholders’ Meeting has the power to establish the number of directors, both independent and non-independent ones, and appoint them. Out of the seven directors, one of them is independent. In addition, two of the alternate directors are independent. The independence concept is defined in the regulations set forth by the CNV and the Argentine Central Bank regulations.
As regards prevention of conflicts of interest, the provisions set forth in the General Corporations Law and the Capital Markets Law are applicable.
As set out in the bylaws, the term of office for both directors and alternate directors is three years; two thirds of them (or a fraction of at least three) are changed every year and may be reelected indefinitely.
The Board of Directors’ meeting is held at least once a week and when required by any director. The Board of Directors is responsible for the Bank’s general management and makes all the necessary decisions to such end. The Board of Directors’ members also take part, to a greater or lesser extent, in the commissions and committees created. Therefore, they are continuously informed about the Bank’s course of business and become aware of the decisions made by such bodies, which are transcribed into minutes.
Additionally, the Board of Directors receives a monthly report prepared by the General Manager, the purpose of which is to report the material issues and events addressed at the different meetings held between the General Manager and Senior Management. The Board of Directors becomes aware of such reports, as evidenced in the minutes.
In connection with directors’ training and development, the Bank has a program, which is reviewed every nine months, whereby they regularly attend courses and seminars of different kinds and subjects.
According to the activities carried out by the Bank, effective laws and corporate strategies, the following committees have been created to achieve an effective control over all activities performed by the Bank:
•Risk and Capital Allocation Committee
It is in charge of approving and analyzing capital allocation, establishing risk policies and monitoring the Bank’s risk.
•High Credit Committee
This committee’s function is to approve and sign credit ratings and grant transactions related to high-risk groups and customers, i.e., greater than 2.5% of the Bank’s individual Computable Regulatory Capital, loans to financial institutions (local or foreign) and related customers, in which case two thirds of the Board of Directors is required to participate.
•Low Credit Committee
This committee’s function is to approve and sign the credit ratings and grant transactions related to medium-risk groups and customers, equal to amounts greater than 1% of the Bank’s individual Computable Regulatory Capital.
•Asset and Liability Management Committee
It is in charge of analyzing the fundraising and its placement in different assets, the follow-up and control of liquidity, interest-rate and currency mismatches, and management thereof.
•Information Technology Committee
This Committee is in charge of supervising and approving the development plans of new systems and their budgets, as well as supervising these systems’ budget control. It is also responsible for approving the general design of the systems’ structure, the main processes thereof and the systems implemented, as well as monitoring the quality of the Bank’s systems, within the policies established by the Board of Directors.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
•Audit Committee
The Audit Committee is responsible for helping the Board of Directors, in performing the control function of the Bank and its controlled companies and the companies in which it owns a stake, in order to fairly ensure the following objectives:
•Effectiveness and efficiency of operations;
•Reliability of the accounting information;
•Compliance with applicable laws and regulations; and
•Compliance with the goals and strategy set by the Board of Directors.
•Committee for the Control and Prevention of Money Laundering and Funding of Terrorist Activities (CPLA/FT, as per its initials in Spanish)
It is in charge of planning, coordinating, and ensuring compliance with the policies on anti-money laundering and funding of terrorist activities set and approved by the Board of Directors.
•Committee for Information Integrity
It is in charge of encouraging compliance with the provisions of Sarbanes-Oxley (2002).
•Human Resources and Governance Committee
It is in charge of presenting the succession of the General Manager and Division Managers, analyzing and establishing the General Manager’s and Division Managers’ compensation, and monitoring the performance matrix of Department and Division Managers.
•Performance Reporting Committee
It is in charge of monitoring the performance and results of operations and evaluating the macro situation.
•Liquidity Crisis Committee
It is in charge of evaluating the situation upon facing a liquidity crisis and deciding the steps to be implemented to tackle it.
•Compliance Committee
It is in charge of instilling respect for Banco Galicia’s rules, code of conduct and ethics, and mitigating the compliance risk, by defining policies and establishing controls and reports in the best interests of the Bank and its employees, shareholders, and customers.
•Committee for the Protection of Users of Financial Services
It is responsible for following up on the activities developed by Banco Galicia’s management involved in user protection internal processes to ensure adequate compliance with legal and regulatory standards.
The Bank considers the General Manager and Division Management reporting to the General Manager as Senior Management. These are detailed as follows:
•Retail Banking Division
•Wholesale Banking Division
•Finance Division
•Products and Technology Division
•People Division

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
•Risk Division
•Planning Division
Senior Management’s main duties are as follows:
•Ensure that the Bank’s activities are consistent with the business strategy, the policies approved by the Board of Directors and the risks to be assumed.
•Implement the necessary policies, procedures, processes and controls to manage operations and risks cautiously, meet the strategic goals set by the Board of Directors and ensure that the latter receives material, full and timely information so that it may assess management and analyze whether the responsibilities assigned are effectively fulfilled.
•Monitor the managers from different divisions, in line with the policies and procedures set by the Board of Directors and establish an effective internal control system.
Basic Holding Structure
The Bank’s majority shareholder is Grupo Financiero Galicia S.A., which has full control of its shares and votes. In turn, the Bank holds equity investments in supplementary companies as shareholders of the parent, as well as minority interests in companies whose controlling company is its own shareholders of the parent. From a business point of view, this structure allows the Bank to take advantage of significant synergies that guarantee the loyalty of its customers and additional businesses. All business relationships with these companies, whether permanent or occasional in nature, are fostered under the normal and usual market conditions and this is true when the Bank holds either a majority or minority interest.
Business Conduct Policy and/or Code of Ethics
The Bank has a formally approved Code of Ethics that guides its practices and activities. It considers aspects related to objectivity, transparency and honesty in business, and contains guidelines on how the employee should act in the event of non-compliance with it or with our internal policies, giving intervention to the Conduct Committee.
Information Related to Personnel Economic Incentive Practices
The Human Resources and Governance Committee, composed of two (2) Directors, the General Manager and the Organizational Development and Human Resources Division Manager, is in charge of establishing the compensation policy for Banco Galicia’s personnel.
It is the policy of Banco Galicia to manage the full compensation of its personnel based on the principles of fairness, meritocracy, and justice, within the framework of the legal regulations in force.
The aim of this policy is to provide an objective and fair basis, through the design and implementation of tools for the management of the fixed and variable compensation paid to each employee, based on the scope and complexity of each position’s responsibilities, individual performance with regard to compliance thereof, contribution to the Bank’s results and conformity to market values, with the purpose of:
•Attracting and creating loyalty with regard to quality personnel suitable for the achievement of the business strategy and goals.
•Being an individual motivation means.
•Easing the decentralized management of compensation administration.
•Allowing the effective budget control of personnel costs.
•Guaranteeing the internal fairness in order to monitor and ensure both external and internal fairness with regard to the payment of fixed and variable compensation. The Compensation and People Analytics area uses and puts at the disposal of the Senior Management and the Human Resources Committee market

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
surveys published by consulting firms specialized in compensation issues, pursuant to the market positioning policies defined by the management division for the different corporate levels.
With the purpose of gearing individuals towards the achievement of attainable results that contribute to the global performance of the Bank/Area, and to the increase in motivation for the common attainment of goals, differentiating individual contribution, Banco Galicia has different variable compensation systems:
1)Business Incentives and/or Incentives through Commissions system for business areas.
2)Annual Bonus System for management levels, officers and the rest of the employees who are not included in the business incentives system. The annual bonus is determined based on individual performance and the Bank’s results and is paid in the first quarter of the next fiscal year. To determine the variable compensation for the Senior Management and Middle Management, the Bank uses the Management Performance Assessment System. This system has been designed including both qualitative and quantitative KPI (Key Performance Indicators). Criteria are all quantitative, and built considering at least three characteristics:
a)Results.
b)Business volume or size.
c)Projections: Indicators that protect the business for the future (For example: Quality, internal and external customer satisfaction, risk coverage, work environment, etc.).
The significance or impact of each of them is monitored and adjusted yearly pursuant to the strategy approved by the Board of Directors.
The interaction among these three aspects seeks to make incentives related to results and growth consistent with the risk thresholds determined by the Board of Directors. In turn, there is no deferred payment of variable compensation subject to the occurrence of future events or in the long term, taking into consideration that the business environment in the Argentine financial system is characterized by being mainly transactional, with lending and borrowing transactions with a very short seasoning term.
Annual budget and management control – the latter carried out monthly in a general manner and quarterly in a more detailed manner—include different risk ratios, including the ratio between compensation and risks undertaken. Variable compensation is only paid in cash. There are no share-based payments. Every change to this policy is submitted to Banco de Galicia y Buenos Aires S.A.’s Human Resources Committee for its consideration.
Gender policies and practices implemented
The Group's Diversity strategy is made up of 2 lines of work: gender and disability.
This strategy has as its main objective the search for representation of women at all levels of the organization and the hiring of people with disabilities.
The Group uses the main initiatives, guidelines, standards and international certifications on gender as a guide; United Nations Global Compact; UNEP FI Principles for Responsible Banking (PRB); United Nations Women's Empowerment Principles (WEPs).
As part of a strategy of good and exemplary practices in corporate governance, the Group seeks to promote gender-equitable integration in its subsidiaries, both in the Management body and in the Supervisory Committee.
As of December 31, 2023, the percentage (%) of women in the Group is as follows:

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Conformation of women in the Group	Total	Women	% of women
Regular and Alternate Directors (1)	15	2	13%
Regular and Alternate Trustees (2)	6	1	17%
General, area and department Managers	97	21	22%
Rest of collaborators	9,338	4,780	51%
Total	9,456	4,804	51%
(1) It corresponds to the Board of Directors of Grupo Financiero Galicia S.A.
(2) It corresponds to the Supervisory Committee of Grupo Financiero Galicia S.A.

NOTE 53. ECONOMIC CONTEXT WHERE THE GROUP OPERATES
The Group operates in a complex economic context, both in the national and international spheres.
In the international arena, during the last quarter of 2023, the world’s Central Banks continued with their contractionary monetary policies, seeking to bring inflation to their target levels. This scenario, which began in 2022, favored a slowdown in prices, but negatively affected the level of activity in certain regions, such as Europe. In contrast, the United States maintained its growth, supported by both a solid level of consumption and a labor market that remained steady. This boosted the level of salaries, which led to higher service costs, pushing inflation sideways during the last quarter of the year. Against this context, the Federal Reserve maintained rates at 5.5% in order to achieve sufficiently restrictive levels for the economy, and thus slow down the level of activity. The same path was taken by the European Central Bank, which held interest rates steady at its last meeting. Against this context, the focus will be on the effects of these policies on both growth at world level and international markets.
At the local level, the main indicators in Argentina were:
•The country ended 2023 with a 1.6% drop in activity, according to the Monthly Economic Activity Estimator.
•Between January 1 and December 31, 2023, the accumulated inflation reached 211.4% (CPI).
•Between January 1, 2023 and December 31, 2023, the Argentine peso depreciated against the US Dollar from Ps. 178.1417/USD at the beginning of the fiscal year to Ps. 808.4833/USD at the end of the fiscal year, in accordance with the Argentine Central Bank Communication “A” 3500.
•Since the end of 2019, the monetary authority has been imposing increasing foreign exchange restrictions in order to contain the demand for dollars. This implied, among other things, the requirement to request prior authorization from the Argentine Central Bank to make payments abroad in transactions such as the payment of dividends to non-residents, the payment of financial loans abroad and the payment of imports of certain goods and services, among others. These restrictions continued to intensify in 2023.
On December 10, 2023, a new government took office in Argentina, which has set among its objectives the establishment of a new economic regime in the country, for which a wide-ranging reform of laws and regulations is intended to take place.
The new government proposes to move forward with a significant deregulation of the economy and with structural reforms that will free up restrictions to invest and operate in the country, including the gradual easing of the aforementioned exchange restrictions, with the objective of eliminating them once the macroeconomic conditions to do so are in place.
On December 12, 2023, the Ministry of Economy presented the economic program of the new administration, whose cornerstone is to eliminate the fiscal deficit and its financing through money issuance by the Argentine Central Bank, as well as the strong expansion of interest-bearing liabilities resulting from sterilization operations. Another central element of the new program is the elimination of distortions, restrictions and bureaucratic obstacles and the correction of relative prices (especially the exchange rate and utility rates), as a prerequisite for stabilizing the economy.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Argentine GDP fell 1.6% in 2023. The economy displayed a retraction of 1.9% in seasonally adjusted terms with respect to the third quarter of 2023. Although at the time of publishing this report the National Accounts for the first quarter of 2024 have not yet been released, the performance of the Monthly Estimator of Economic Activity for the first month of the year is known. According to this indicator, the economy fell 4.3% year-over-year in January, while, in seasonally adjusted terms, the retraction was 1.2% month-over-month.
The Non-financial Public Sector showed a primary deficit of Ps. 5,483,305 million (equivalent to 2.9% of GDP), with total revenues falling in real terms in greater proportion than primary expenditure. Resources accumulated a real drop of 7.3%, while expenditure fell 4.9% (the comparison excludes income from primary issues computed in 2022, which exceeded the limit agreed with the International Monetary Fund). The financial deficit amounted to Ps. 8,737,137 million (-4.6% of GDP), with interests totaling Ps. 3,253,832 million. Additionally, the fiscal result for February 2024 was published, which showed a primary surplus of Ps. 1,232,525 million and a financial result of Ps. 338,112 million. Primary expenditure fell by 36.4% year-over-year in real terms, while revenues decreased by 6.3%.
International Reserves accumulated a drop of US$ 21,525 million, ending the year at US$ 23,073 million. This was the result of the variation of different factors such as the payment of principal and interest maturities to the International Monetary Fund, to other international organizations and to foreign currency debt holders, the fall in minimum cash requirements, the sales of foreign currency to the private sector during most of the year, the repurchase of sovereign bonds by the Treasury and the purchase of securities by the Central Bank. It is worth noting that, as of December 13, the Central Bank began to purchase foreign currency from the private sector, reversing the dynamic of falling Reserves evidenced during most of 2023. This change in trend occurred after the correction of the official exchange rate validated by the monetary entity. During the last two weeks of 2023, foreign currency purchases from the private sector totaled US$ 2,863 million and reserves increased by US$ 1,940 million. As of April 18, 2024, foreign exchange purchases from the private sector continued to show a positive balance and accumulated US$ 11,103 million so far this year.
The inflation rate closed the year at 211.4%, an increase of 116.6 p.p. with respect to inflation in 2022 (+94.8%). Inflation showed an increasing dynamic throughout 2023. The year had started with monthly average rates of 6.8%, while inflation was 8.3% in October, 12.8% in November and 25.5% in December. The acceleration in December was partly due to the rise in the exchange rate and to the correction of prices of some of the goods and services that had accumulated lags. On the other hand, after showing variations of 20.6% and 13.2% in January and February 2024, respectively, the third measurement of the year amounted to 11.0%. Thus, year-over-year inflation rose to 287.9%.

The exchange rate showed a crawling peg during most of the year. However, it did display discrete jumps on two occasions. The first took place on August 14, when the peso increased from $/US$ 286.2 to US$ 350 overnight . The second jump occurred on December 13, when the exchange rate went from $/US$ 366.5 to $/US$ 800.0, implying a discrete jump of 118.3%. In the weeks following this correction, the exchange rate maintained a daily crawl equivalent to 2.0% per month. The exchange rate closed 2023 at $/US$ 808.5, an increase of 356.4% with respect to the close of 2022. The crawling speed remained at the level of 2.0% per month during the first quarter of 2024 and is still in effect at the time of writing this report.
During 2023, the BCRA raised the interest rate on Liquidity Notes (LELIQ) on six occasions. The first increase took place in March, with rates rising from 75% to 78% (Nominal Annual Rate). In April the rate was increased twice, first from 78% to 81%, and then to 91%. In May, the benchmark interest rate increased to 97%, a level at which it remained until mid-August. After the primary elections, the monetary authority raised the interest rate to 118% and to 133% in October. On December 18, the Central Bank announced that the reference rate would be the Overnight Repo rate, and simultaneously cut it to 100%. Additionally, the Central Bank implemented a reduction in the minimum interest rate limits for time deposits of individuals, which went from 133% to 110%. Subsequently, on March 11, the monetary authority made a further cut in the reference rate, bringing it to 80%. It also deregulated the minimum rate on time deposits. Finally, on April 11, it made the last cut so far, bringing the monetary policy rate to 70%.
During January, the International Monetary Fund reported that its technical team had completed the seventh review of the Extended Fund Facility Agreement, which was approved by the IMF's Board of Directors. This allowed for a disbursement of approximately US$4,700 million (SDR 3,500 million). Part of this disbursement was used to cover the principal payment of approximately US$ 1,900 million to the IMF.
The EFF’s seventh review confirmed that the targets for primary fiscal deficit, monetary financing to the Treasury, accumulation of Net International Reserves (NIR) and domestic arrears for 2023 were not met. Additionally, a target for NIR accumulation of US$ 10,000 million and a primary fiscal surplus of 2% of GDP were set for 2024. At the same time, the monetary financing criterion was modified, and the target was set at $ 0 for the year.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In addition, the new government published a Decree of Necessity and Urgency (DNU) which annuls and/or modifies some 300 laws, introducing reforms in the labor market, the customs code and the status of public companies, among others. Although the DNU must be approved and ratified by at least one of the chambers of the Congress, its provisions are effective as of December 29, 2023.
In addition, the Congress of the Nation held extraordinary sessions to deal with a series of legislative initiatives, among them a bill of "Omnibus Law" with tax reforms, including changes to the Civil and Commercial Code. However, the ruling party withdrew the bill after the lack of support for its approval.
The context of volatility and uncertainty continues as of the issuance date of these condensed consolidated interim financial statements.
The Group’s Management permanently monitors the evolution of the variables that affect their business to define their course of action and identify the potential impacts on their equity and financial position. These consolidated financial statements must be read in the light of these circumstances.

NOTE 54. SUBSEQUENT EVENTS
Dividends
On February 28, 2024, Galicia Asset Management S.A.U. held an Ordinary Shareholders’ Meeting, at which shareholders approved the payment of a cash dividend in the amount of Ps.32,372,822.
On March 26, 2024, Galicia Warrants S.A. held an Ordinary Shareholders’ Meeting, at which shareholders approved the payment of a cash dividend in the amount of Ps.516,555.
On April 16, 2024, Galicia Securities S.A.U. held an Ordinary Shareholders’ Meeting, at which shareholders approved the payment of a cash dividend in the amount of USD10,000.
On April 23, 2024, Galicia Seguros S.A.U. held an Extraordinary Shareholders’ Meeting, at which shareholders approved the payment of a cash dividend in the amount of Ps.8,242,885.
On April 23, 2024, Sudamericana Holding S.A. held an Extraordinary Shareholders’ Meeting, at which shareholders approved the payment of a cash dividend in the amount of Ps.8,242,885.
Irrevocable Contributions
On January 03, 2024, Grupo Financiero Galicia S.A. made a contribution to Galicia Holdings US Inc for the sum of USD100.
On January 05, 2024, Grupo Financiero Galicia S.A. made a contribution in favor of its subsidiary Galicia Ventures LP for the sum of Ps.476,771.
On January 05, 2024, Grupo Financiero Galicia S.A. made a contribution in favor of the subsidiary Galicia Investments LLC in the amount of Ps.4,817.
On January 18, 2024, Grupo Financiero Galicia S.A. made a contribution in favor of the subsidiary Galicia Holdings US Inc in the amount of USD1,211.
On February 21, 2024, Grupo Financiero Galicia S.A. made a contribution in favor of the subsidiary Galicia Ventures LP in the amount of Ps.489,297.
On February 21, 2024, Grupo Financiero Galicia S.A. made a contribution in favor of the subsidiary Galicia Investments LLC in the amount of Ps.4,943.
On February 29, 2024, Tarjetas Regionales S.A. made a contribution in favor of the subsidiary Naranja Digital Compañía Financiera S.A.U. in the amount of Ps.590,349.
On Mar 6, 2024, Grupo Financiero Galicia S.A. made a contribution in favor of the subsidiary Agri Tech Investments LLC in the amount of Ps.664,749.
On Mar 12, 2024, Grupo Financiero Galicia S.A. made a contribution in favor of the subsidiary Agri Tech Investments LLC in the amount of Ps.26,642.
On Mar 25, 2024, Grupo Financiero Galicia S.A. made a contribution in favor of the subsidiary IGAM LLC in the amount of Ps.5,680,278.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Debt Securities
On February 05, 2024, Tarjeta Naranja S.A.U. issued and placed Class LXI Debt Security. The aforementioned issuance was made for an amount of Ps.51,655,495, maturing 12 months from the issuance date. Interest will be accrued at Badlar rate plus a 3.50% margin, to be paid quarterly.
On January 11, 2024, Banco de Galicia y Buenos Aires S.A.U. issued and placed Class XIII Debt Security. The aforementioned issuance was made for an amount of Ps.41,327,205, maturing 6 months from the issuance date. Interest will be accrued at Badlar rate plus a 2.00% margin, to be paid together with the full principal amount at maturity.
Shareholders' meeting
On February 26, 2024, Tarjeta Naranja S.A.U. held an Extraordinary Shareholders' Meeting, at which the shareholders, as a consequence of the Merger with Cobranzas Regionales S.A., approved a capital increase in the amount of Ps.1,063.
On March 13, 2024, an Ordinary Shareholders' Meeting of Banco de Galicia y Buenos Aires S.A.U. was held. At the aforementioned Meeting, among other items, it was resolved:
•To distribute the unallocated results as follows: (i) to Legal Reserve the amount of Ps.102,696,763; (ii) to Optional Reserve for Future Profit Distributions the amount of Ps.410,787,054.
•To set aside the amount of up to Ps.339,021,885 to be used for the Distribution of Cash Dividends for up to said amount, subject to the prior authorization of the Central Bank of the Argentine Republic.
On April 3, 2024, the Ordinary Shareholders' Meeting of Banco de Galicia y Buenos Aires S.AU. decided that the amount of the dividends approved at the meeting of March 13, 2024, would be paid in a homogeneous currency at the time of payment and in 6 installments, in accordance with the provisions of Com. "A" 7984 of the Central Bank of Argentina.
On April 16, 2024, an Ordinary Shareholders' Meeting of Naranja Digital Compañía Financiera S.A.U. was held. At the aforementioned Meeting, among other items, it was resolved:
•Absorb the negative unallocated results through: (i) the use of the account corresponding to Adjustments to Irrevocable Contributions for the total amount of Ps.10,246,763; (ii) the use of Irrevocable Contributions for the total amount of Ps.3,150,121.
On April 19, 2024, an Ordinary Shareholders' Meeting of Tarjetas Regionales S.A. was held. At the aforementioned Meeting, among other items, it was resolved:
•To distribute the unallocated results as follows: (i) to Legal Reserve the amount of Ps.1,386,122; (ii) to Optional Reserve for Future Profit Distributions the amount of Ps.26,336,335.
•To set aside the amount of up to Ps.36,648,189 to be used for the Distribution of Cash Dividends for up to said amount.
On April 23, 2024, an Ordinary Shareholders' Meeting of Inviu S.A.U. was held. At the aforementioned Meeting, among other items, it was resolved:
•To distribute the unallocated results as follows: (i) to Legal Reserve the amount of Ps.51,734; (ii) to Optional Reserve for Future Profit Distributions the amount of Ps.982,947.
On April 25, 2024, an Ordinary Shareholders' Meeting of Agri Tech Investments Argentina S.A.U. was held. At the aforementioned Meeting, among other items, it was resolved:
•Absorb the negative unallocated results through: (i) the use of the account corresponding to Adjustments to Irrevocable Contributions for the total amount of Ps.1,100,883; (ii) the use of Irrevocable Contributions for the total amount of Ps.346,583.
Business combination
On April 09, 2024, Grupo Financiero Galicia S.A. ("Grupo Galicia") and its main subsidiary, Banco de Galicia y Buenos Aires S.A.U. ("Banco Galicia"), have entered into a share purchase agreement (the "Agreement") with HSBC Latin America B.V. ("HLA"), pursuant to which they will simultaneously acquire the stakes currently held directly by HLA at HSBC Argentina Holdings S.A., HSBC Participaciones (Argentina) S.A., and HSBC Bank Argentina S.A. (together with HSBC Argentina Holdings S.A. and HSBC Participaciones (Argentina) S.A., the "Direct Holdings").
Banco Galicia will be the buyer of 57.89% of the Direct Holdings, and Grupo Galicia will be the buyer of the remaining 42.11%.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Therefore, Banco Galicia and Grupo Galicia simultaneously acquire, directly and indirectly, the 99.99383% of the equity capital and voting rights of HSBC Bank Argentina S.A. and 100.00% of HSBC Argentina Holdings S.A., HSBC Participaciones (Argentina) S.A., HSBC Global Asset Management S.A., HSBC Seguros de Vida (Argentina) S.A., and HSBC Seguros de Retiro (Argentina) S.A.
For the acquisition of the aforementioned shares, Banco Galicia will pay the amount of USD 274,977,500, in accordance with the Agreement, and Grupo Galicia will pay with class B shares to be issued in favor of HLA (in the form of ADRs - American Depositary Receipts - "ADRs"), for an equivalent value of USD 200,022,500 (the "Consideration"). The issuance of Grupo Galicia's class B shares to be contributed in kind will be resolved by a Shareholders´ meeting of Grupo Galicia to be timely called. The Consideration is subject to adjustments based on parameters established in the Agreement, customary in this type of transactions.
Likewise, pursuant to the Agreement, Grupo Galicia will acquire at a price of USD 75,000,000 the Private and Subordinated Negotiable Obligations issued by HSBC Bank Argentina S.A., with HSBC LATIN AMERICA HOLDINGS (UK) Limited as the creditor. These obligations have a maturity date in 2027 and a face value of USD 100,000,000, provided they are not previously prepaid. Said acquisition will also be paid with class B shares to be issued in favor of said creditor (in the form of ADRs - American Depositary Receipts -).
The sale and other effects arising from the Agreement are subject to the prior approval of the Argentine Central Bank.

GRUPO FINANCIERO GALICIA S.A. SCHEDULE A – BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2023 AND 2022
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

	Holdings
		Carrying Amount
Item	Fair Value Level	12.31.23	12.31.22
DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS		1,207,056,327	4,973,385,525
Argentine		1,174,972,450	4,957,294,925
Government Securities		1,122,629,430	428,699,148
Argentine Government Bonds	Level 1	1,103,349,106	64,107,427
Argentine Government Bonds	Level 2	129	—
Provincial Government Bonds	Level 1	191,552	6,523,690
Provincial Government Bonds	Level 2	1,879,345	8,916,931
City of Buenos Aires Bonds	Level 1	4,618,250	248,333
Treasury Bills	Level 1	12,591,048	346,598,967
Treasury Bills	Level 2	—	2,303,800
Argentine Central Bank’s Bills		—	4,520,733,943
Liquidity Bills	Level 2	—	4,520,733,943
Corporate Securities		52,343,020	7,861,834
Debt Securities	Level 1	50,881,503	2,449,989
Debt Securities	Level 2	597,075	1,028,317
Debt Securities	Level 3	500,278	3,708,006
Debt Securities of Financial Trusts	Level 1	—	396,894
Debt Securities of Financial Trusts	Level 2	364,164	65,040
Debt Securities of Financial Trusts	Level 3	—	213,588
From Abroad		32,083,877	16,090,600
Government Securities		32,083,877	16,090,600
Treasury Bills	Level 1	32,083,877	16,090,600
OTHER DEBT SECURITIES		3,883,122,914	2,301,759,828
Measured at Fair Value through OCI		42,993,826	23,172,281
Argentine		42,993,826	23,172,281
Government Securities		21,451,443	5,840,448
Argentine Government Bonds	Level 1	20,627,536	565,021
Treasury Bills	Level 1	245,360	3,848,244
Provincial Government Bonds	Level 1	578,547	572,938
City of Buenos Aires Bonds	Level 1	—	854,245
Argentine Central Bank’s Bills		21,542,383	17,331,833
Liquidity Bills	Level 2	21,542,383	17,331,833
Measurement at Amortized Cost		3,840,129,088	2,278,587,547
Argentine		3,840,129,088	2,278,587,547
Government Securities		3,183,329,271	2,042,889,841
Argentine Government Bonds		2,477,361,416	570,859,317
Treasury Bills		715,136,212	1,475,808,587
Allowance for Uncollectible Accounts Risk		(9,168,357)	(3,778,063)
Argentine Central Bank’s Bills		637,640,155	217,874,843
Internal Bills		637,640,155	217,874,843
Corporate Securities		19,159,662	17,822,863
Debt Securities		18,591,177	17,119,074
Debt Securities of Financial Trusts		410,181	529,334
Others		158,304	174,455
INVESTMENTS IN EQUITY INSTRUMENTS		19,427,399	14,055,309
Measured at Fair Value through profit or loss		19,427,399	14,055,309
Argentine		16,130,007	13,272,444
Shares	Level 1	3,918,790	44
Shares	Level 3	12,211,217	13,272,400
From Abroad		3,297,392	782,865
Shares	Level 1	1,543,509	682,000
Shares	Level 3	1,753,883	100,865

GRUPO FINANCIERO GALICIA S.A. SCHEDULE B – CLASSIFICATION OF LOANS AND OTHER FINANCING BY STATUS AND GUARANTEES RECEIVED
AS OF DECEMBER 31, 2023 AND 2022
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

Item	12.31.23	12.31.22
COMMERCIAL PORTFOLIO
In Normal Situation	1,935,645,065	2,022,265,413
With Preferred Guarantees and Counter-guarantees “A”	57,242,384	37,499,615
With Preferred Guarantees and Counter-guarantees “B”	73,275,700	69,021,018
Without Preferred Guarantees or Counter-guarantees	1,805,126,981	1,915,744,780
With Special Follow-Up – In Observation	4,501,365	6,031,054
With Preferred Guarantees and Counter-guarantees “B”	1,554,056	1,675,378
Without Preferred Guarantees or Counter-guarantees	2,947,309	4,355,676
With Problems	—	2,587,122
With Preferred Guarantees and Counter-guarantees “B”	—	2,093,513
Without Preferred Guarantees or Counter-guarantees	—	493,609
High Insolvency Risk	933,296	—
Without Preferred Guarantees or Counter-guarantees	933,296	—
Uncollectible	1,796,866	—
Without Preferred Guarantees or Counter-guarantees	1,796,866	—
TOTAL COMMERCIAL PORTFOLIO	1,942,876,592	2,030,883,589

GRUPO FINANCIERO GALICIA S.A. SCHEDULE B – CLASSIFICATION OF LOANS AND OTHER FINANCING BY STATUS AND GUARANTEES RECEIVED (Continued)
AS OF DECEMBER 31, 2023 AND 2022
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

Item	12.31.23	12.31.22
CONSUMER AND HOUSING PORTFOLIO
Normal Performance	5,299,070,469	6,595,023,579
With Preferred Guarantees and Counter-guarantees “A”	74,096,971	126,234,525
With Preferred Guarantees and Counter-guarantees “B”	288,818,757	172,446,031
Without Preferred Guarantees or Counter-guarantees	4,936,154,741	6,296,343,023
Low Risk	87,266,881	135,654,148
With Preferred Guarantees and Counter-guarantees “A”	600,901	1,021,763
With Preferred Guarantees and Counter-guarantees “B”	2,229,241	1,789,079
Without Preferred Guarantees or Counter-guarantees	84,436,739	132,843,306
Medium Risk	64,112,871	76,141,744
With Preferred Guarantees and Counter-guarantees “A”	91,377	493,484
With Preferred Guarantees and Counter-guarantees “B”	2,180,630	1,339,832
Without Preferred Guarantees or Counter-guarantees	61,840,864	74,308,428
High Risk	80,781,063	87,811,980
With Preferred Guarantees and Counter-guarantees “A”	306,216	533,252
With Preferred Guarantees and Counter-guarantees “B”	1,794,439	1,717,462
Without Preferred Guarantees or Counter-guarantees	78,680,408	85,561,266
Uncollectible	32,753,416	53,891,561
With Preferred Guarantees and Counter-guarantees “A”	64,651	133,991
With Preferred Guarantees and Counter-guarantees “B”	1,592,935	836,511
Without Preferred Guarantees or Counter-guarantees	31,095,830	52,921,059
TOTAL CONSUMER AND HOUSING PORTFOLIO	5,563,984,700	6,948,523,012
GRAND TOTAL(1)	7,506,861,292	8,979,406,601
(1)Reconciliation between Schedule B and Statement of Financial Position:

	12.31.23	12.31.22
Loans and Other Financing	6,210,116,814	7,804,461,715
Other Debt Securities	3,883,122,914	2,301,759,828
Agreed Credits and Guarantees Granted Accounted Off-Balance Sheet	844,908,108	504,931,939
Plus, Allowances for Uncollectible Accounts	268,459,417	434,141,576
Plus, Adjustments to the IFRS based accounting framework, not Computable for the Statement of Debtors’ Financial Position	179,791,808	241,916,242
Minus Others Non-computable for the Statement of Debtors’ Financial Position	(15,574,517)	(23,867,734)
Minus Government Securities Measured at Fair Value through OCI	(3,863,963,252)	(2,283,936,965)
Total	7,506,861,292	8,979,406,601

GRUPO FINANCIERO GALICIA S.A. SCHEDULE C – CONCENTRATION OF LOANS AND OTHER FINANCING
AS OF DECEMBER 31, 2023 AND 2022
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

	LOANS
	12.31.23		12.31.22
Number of Customers	Outstanding Balance	% of Total Portfolio	Outstanding Balance	% of Total Portfolio
10 Largest Customers	488,514,072	7%	654,141,673	7%
next 50 Largest Customers	618,280,450	8%	634,126,502	7%
next 100 Largest Customers	395,482,187	5%	360,213,491	4%
Rest of Customers	6,004,584,583	80%	7,330,924,935	82%
TOTAL(1)	7,506,861,292	100%	8,979,406,601	100%
(1)Reconciliation between Schedule C and Statement of Financial Position:

	12.31.23	12.31.22
Loans and Other Financing	6,210,116,814	7,804,461,715
Other Debt Securities	3,883,122,914	2,301,759,828
Agreed Credits and Guarantees Granted Accounted Off-Balance Sheet	844,908,108	504,931,939
Plus, Allowances for Uncollectible Accounts	268,459,417	434,141,576
Plus, Adjustments to the IFRS based accounting framework, not Computable for the Statement of Debtors’ Financial Position	179,791,808	241,916,242
Minus Others Non-computable for the Statement of Debtors’ Financial Position	(15,574,517)	(23,867,734)
Minus Government Securities Measured at Fair Value through OCI	(3,863,963,252)	(2,283,936,965)
Total	7,506,861,292	8,979,406,601

GRUPO FINANCIERO GALICIA S.A. SCHEDULE D – BREAKDOWN MATURITY TERM OF LOANS AND OTHER FINANCING
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2021 AND ENDED DECEMBER 31, 2023
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated
The following table shows contractual cash flows, including interest and other expenses to be accrued until contractual maturity.

		Terms Remaining to Maturity
Item	Past-due Loan Portfolio	1 Month	3 Months	6 Months	12 Months	24 Months	Over 24 Months	Total
Non-financial Public Sector	—	13,982,585	—	—	—	—	—	13,982,585
Financial Sector	—	51,694,031	18,934,917	—	—	—	—	70,628,948
Non-financial Private Sector and Residents Abroad	200,041,730	4,975,462,816	1,729,792,012	1,479,654,967	1,084,207,786	620,658,970	730,857,909	10,820,676,190
TOTAL	200,041,730	5,041,139,432	1,748,726,929	1,479,654,967	1,084,207,786	620,658,970	730,857,909	10,905,287,723

GRUPO FINANCIERO GALICIA S.A. SCHEDULE E – DETAIL OF INTERESTS IN OTHER COMPANIES
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2021 AND ENDED DECEMBER 31, 2023
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

	Shares							Data from the last financial statement
Denomination	Class	Nominal Value per Share	Votes per Share	Quantity	12.31.23	12.31.22	Principal Line of Business	Year- end Date	Capital	Shareholders´ Equity	Net Income / (Loss)
In complementary service companies
Associates and Joint Ventures
Argentine
Play Digital S.A.	Ord. Esc.	1	1	785,942,728	5,342,615	4,185,565	Services	09/30/23	7,742,772	20,115,695	(15,760,487)
TOTAL					5,342,615	4,185,565

GRUPO FINANCIERO GALICIA S.A. SCHEDULE F – CHANGES IN PROPERTY, PLANT AND EQUIPMENT
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2023 AND 2022
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

						Depreciation					Net Book Value as of
Item	Value at Beginning of Fiscal Year	Estimated Useful Life in Years	Additions	Disposals	Transfers	Accumulated	Transfers	Disposals	For the Fiscal Year	At Fiscal Year-end	12.31.23	12.31.22
Measurement at Cost
Real Estate	608,033,786	50	7,847,609	(115,074)	(1,279,888)	(85,192,660)	189,079	115,074	(12,160,005)	(97,048,512)	517,437,921	522,841,126
Furniture and Facilities	144,718,278	10	3,924,650	(514,665)	8,093,868	(100,223,361)	(4,000,200)	270,912	(9,394,827)	(113,347,476)	42,874,655	44,494,917
Machines and Equipment	392,227,280	3 y 5	32,147,401	(28,059,001)	4,887,816	(302,751,533)	4,000,200	27,618,935	(47,333,398)	(318,465,796)	82,737,700	89,475,747
Vehicles	5,465,970	5	1,880,784	(467,125)	—	(2,936,514)	—	347,846	(1,031,278)	(3,619,946)	3,259,683	2,529,456
Right of use of real property	136,804,136	(*)	10,654,875	(31,601,534)	—	(90,397,798)	—	24,000,854	(13,628,339)	(80,025,283)	35,832,194	46,406,338
Sundry	52,090,253	5 y 10	640,957	(1,966,219)	2,580,571	(36,429,153)	—	1,306,067	(3,389,382)	(38,512,468)	14,833,094	15,661,100
Work in Progress	5,644,210	—	15,221,073	(83,273)	(1,622,495)	—	—	—	—	—	19,159,515	5,644,210
Total	1,344,983,913		72,317,349	(62,806,891)	12,659,872	(617,931,019)	189,079	53,659,688	(86,937,229)	(651,019,481)	716,134,762	727,052,894
(*) The useful life of the rights of use of real estate is defined individually on the basis of each lease contract.

						Depreciation					Net Book Value as of
Item	Value at Beginning of Fiscal Year	Estimated Useful Life in Years	Additions	Disposals	Transfers	Accumulated	Transfers	Disposals	For the Fiscal Year	At Fiscal Year-end	12.31.22	12.31.21
Measurement at Cost
Real Estate	596,442,206	50	8,729,752	(947,992)	3,809,820	(73,114,086)	106,866	535,918	(12,721,358)	(85,192,660)	522,841,126	523,328,120
Furniture and Facilities	136,646,728	10	8,082,039	(3,027,984)	3,017,495	(92,987,450)	—	2,807,572	(10,043,483)	(100,223,361)	44,494,917	43,659,278
Machines and Equipment	370,578,840	3 y 5	20,630,894	(7,914,457)	8,932,003	(262,721,791)	—	7,712,549	(47,742,291)	(302,751,533)	89,475,747	107,857,049
Vehicles	5,832,463	5	869,041	(1,235,534)	—	(2,969,529)	—	953,123	(920,108)	(2,936,514)	2,529,456	2,862,934
Right of use of real property	128,635,351	(*)	8,472,642	(303,857)	—	(73,551,607)	—	—	(16,846,191)	(90,397,798)	46,406,338	55,083,744
Sundry	48,718,626	5 y 10	153,426	(214,825)	3,433,026	(31,844,061)	—	214,814	(4,799,906)	(36,429,153)	15,661,100	16,874,565
Work in Progress	10,862,180	—	6,359,593	(77,256)	(11,500,307)	—	—	—	—	—	5,644,210	10,862,180
Total	1,297,716,394		53,297,387	(13,721,905)	7,692,037	(537,188,524)	106,866	12,223,976	(93,073,337)	(617,931,019)	727,052,894	760,527,870
(*) The useful life of the rights of use of real estate is defined individually on the basis of each lease contract.

GRUPO FINANCIERO GALICIA S.A. SCHEDULE F – CHANGES IN INVESTMENT PROPERTIES
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2023 AND 2022
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated
Changes in investment properties recorded in the “Other Non-financial Assets” account are detailed below.

						Depreciation					Net Book Value as of
Item	Value at Beginning of Fiscal Year	Estimated Useful Life in Years	Additions	Disposals	Transfers	Accumulated	Transfers	Disposals	For the Fiscal Year	At Fiscal Year-end	12.31.23	12.31.22
Measurement at Cost
Real Estate Leased	11,881,116	50	611,028	—	—	(1,571,452)	—	—	(233,026)	(1,804,478)	10,687,666	10,309,664
Total	11,881,116		611,028	—	—	(1,571,452)	—	—	(233,026)	(1,804,478)	10,687,666	10,309,664

						Depreciation					Net Book Value as of
Item	Value at Beginning of Fiscal Year	Estimated Useful Life in Years	Additions	Disposals	Transfers	Accumulated	Transfers	Disposals	For the Fiscal Year	At Fiscal Year-end	12.31.22	12.31.21
Measurement at Cost
Real Estate Leased	11,881,116	50	—	—	—	(1,396,708)	—	—	(174,744)	(1,571,452)	10,309,664	10,484,408
Total	11,881,116		—	—	—	(1,396,708)	—	—	(174,744)	(1,571,452)	10,309,664	10,484,408

GRUPO FINANCIERO GALICIA S.A. SCHEDULE G – CHANGES IN INTANGIBLE ASSETS
FOR THE FISCAL YEARS ENDED DECEMBER
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

						Amortization					Net Book Value as of
Item	Value at Beginning of Year	Estimated Useful Life in Years	Additions	Disposals	Transfers	Accumulated	Disposals	For the Fiscal Year	Transfers	At Fiscal Year-end	12.31.23	12.31.22
Measurement at Cost
Licenses	223,226,959	5	29,394,303	(14,482,993)	13,017,674	(162,156,805)	13,923,070	(33,054,765)	—	(181,288,500)	69,867,443	61,070,154
Other Intangible Assets	318,691,012	5	47,495,629	—	—	(138,000,131)	—	(48,870,038)	—	(186,870,169)	179,316,472	180,690,881
Total	541,917,971		76,889,932	(14,482,993)	13,017,674	(300,156,936)	13,923,070	(81,924,803)	—	(368,158,669)	249,183,915	241,761,035

						Amortization					Net Book Value as of
Item	Value at Beginning of Year	Estimated Useful Life in Years	Additions	Disposals	Transfers	Accumulated	Disposals	For the Fiscal Year	Transfers	At Fiscal Year-end	12.31.22	12.31.21
Measurement at Cost
Licenses	213,218,210	5	22,547,876	(13,697,104)	1,157,977	(140,035,444)	11,434,788	(33,556,149)	—	(162,156,805)	61,070,154	73,182,766
Other Intangible Assets	278,284,934	5	40,476,023	(69,945)	—	(91,851,401)	14,252	(46,162,982)	—	(138,000,131)	180,690,881	186,433,533
Total	491,503,144		63,023,899	(13,767,049)	1,157,977	(231,886,845)	11,449,040	(79,719,131)	—	(300,156,936)	241,761,035	259,616,299

GRUPO FINANCIERO GALICIA S.A. SCHEDULE H – CONCENTRATION OF DEPOSITS
AS OF DECEMBER 31, 2023 AND 2022
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

	DEPOSITS ACCOUNTS
	12.31.23		12.31.22
Number of Customers	Debt Balance	% on Total Portfolio	Debt Balance	% on Total Portfolio
10 Largest Customers	2,648,279,151	23%	2,739,345,023	20%
next 50 Largest Customers	1,238,231,942	11%	1,603,076,697	12%
next 100 Largest Customers	531,029,581	5%	666,333,804	5%
Rest of Customers	7,088,255,869	61%	8,437,262,514	63%
TOTAL	11,505,796,543	100%	13,446,018,038	100%

GRUPO FINANCIERO GALICIA S.A. SCHEDULE I – BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING CONTRACTUAL TERM
AS OF DECEMBER 31, 2023
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated
The following table shows the decline in contractual cash flows, including interest and other expenses to be accrued until undiscounted contractual maturity.

	Terms until Maturity
Item	1 Month	3 Months	6 Months	12 Months	24 Months	More than 24 Months	Total
Deposits (1)	11,384,936,442	305,762,066	49,034,494	44,029,162	142,098	3,683	11,783,907,945
Non-financial Public Sector	126,028,147	9,738,119	125,277	20,493	—	—	135,912,036
Financial Sector	5,601,273	—	—	—	—	—	5,601,273
Non-financial Private Sector and Residents Abroad	11,253,307,022	296,023,947	48,909,217	44,008,669	142,098	3,683	11,642,394,636
Liabilities Measured at fair value through profit or loss	99,752,486	—	—	—	—	—	99,752,486
Derivative Financial Instruments	24,670,981	—	—	—	—	—	24,670,981
Repurchase Transactions	47,061,623	—	—	—	—	—	47,061,623
Other Financial Liabilities	2,196,755,087	283,311,469	37,620,811	11,384,403	18,144,609	34,382,546	2,581,598,925
Financing Received from the Argentine Central Bank and Other Financial Institutions	126,327,803	73,669,749	100,440,954	48,212,475	1,252,769	7,668,903	357,572,653
Debt Securities	32,124,358	71,720,935	70,028,749	38,685,709	15,845,179	—	228,404,930
Subordinated Debt Securities	30,486,265	—	—	15,880,869	31,761,736	399,871,010	477,999,880
TOTAL	13,942,115,045	734,464,219	257,125,008	158,192,618	67,146,391	441,926,142	15,600,969,423
____________________
(1)Maturities in the first month include:
•Checking Accounts Ps.1,329,463,952
•Savings Accounts Ps.6,891,904,315
•Time Deposit Ps.2,376,610,480
•Other Deposits Ps.786,957,695

GRUPO FINANCIERO GALICIA S.A. SCHEDULE J – CHANGES IN PROVISIONS
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2023AND 2022
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

			Decreases			Balances as of
Item	Balances at the Beginning of the Year	Increase	Reversals	Charge offs	Inflation Effect	12.31.23	12.31.22
FROM LIABILITIES
For Termination Benefits	17,432,824	8,588,423	—	(8,097,277)	(9,832,892)	8,091,078	17,432,824
Others	46,941,899	29,694,923	(596,998)	(3,373,842)	(39,658,853)	33,007,129	46,941,899
TOTAL PROVISIONS	64,374,723	38,283,346	(596,998)	(11,471,119)	(49,491,745)	41,098,207	64,374,723

GRUPO FINANCIERO GALICIA S.A. SCHEDULE K – CAPITAL STOCK STRUCTURE
AS OF DECEMBER 31, 2023
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

Shares				Capital Stock
				Issued
Class	Quantity	Nominal Value per Share (*)	Votes per Share	Outstanding	Portfolio shares	Pending Issuance or Distribution	Allocated	Paid-in	Not Paid-in
Class “A”	281,221,650	1	5	281,222	—	—	—	281,222	—
Class “B”	1,193,470,441	1	1	1,193,470	—	—	—	1,193,470	—
Total	1,474,692,091			1,474,692	—	—	—	1,474,692	—
____________________
(*)Face value per share stated in Pesos.

GRUPO FINANCIERO GALICIA S.A. SCHEDULE L – FOREIGN CURRENCY BALANCES
AS OF DECEMBER 31, 2023 AND 2022
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

			12.31.23
Items	Headquarters and Branches in the country	12.31.23	Dollar	Euro	Real	Others	12.31.22
ASSETS
Cash and Due from Banks	3,738,918,718	3,738,918,718	3,675,619,775	57,312,711	705,691	5,280,541	2,561,889,840
Debt Securities at Fair Value through Profit or Loss	910,889,181	910,889,181	910,889,181	—	—	—	70,826,732
Other Financial Assets	103,943,405	103,943,405	103,943,405	—	—	—	66,455,325
Loans and Other Financing	390,891,009	390,891,009	387,927,543	2,940,060	—	23,406	463,491,207
To the Non-financial Private Sector and Residents Abroad	390,891,009	390,891,009	387,927,543	2,940,060	—	23,406	463,491,207
Other Debt Securities	703,947,281	703,947,281	703,947,281	—	—	—	424,674,904
Financial Assets Pledged as Collateral	113,659,887	113,659,887	113,659,887	—	—	—	7,424,953
Investments in Equity Instruments	3,297,828	3,297,828	3,132,064	165,764	—	—	782,865
Other Non-financial Assets	8,169,229	8,169,229	8,169,229	—	—	—	1,150,594
TOTAL ASSETS	5,973,716,538	5,973,716,538	5,907,288,365	60,418,535	705,691	5,303,947	3,596,696,420
LIABILITIES
Deposits	3,620,595,729	3,620,595,729	3,620,595,729	—	—	—	2,359,214,129
Non-financial Public Sector	39,553,388	39,553,388	39,553,388	—	—	—	27,710,848
Financial Sector	454,900	454,900	454,900	—	—	—	1,137,217
Non-financial Private Sector and Residents Abroad	3,580,587,441	3,580,587,441	3,580,587,441	—	—	—	2,330,366,064
Liabilities at fair value through profit or loss	54,281,293	54,281,293	54,281,293	—	—	—	491,036
Other Financial Liabilities	377,894,187	377,894,187	371,745,881	4,857,779	—	1,290,527	224,408,571
Financing Received from the Argentine Central Bank and Other Financial Institutions	75,076,945	75,076,945	72,246,736	2,830,209	—	—	53,672,957
Debt Securities	43,644,001	43,644,001	43,644,001	—	—	—	58,144,180
Subordinated Debt Securities	414,476,406	414,476,406	414,476,406	—	—	—	285,024,673
Other Non-financial Liabilities	33,170,809	33,170,809	33,169,073	1,736	—	—	9,655,008
TOTAL LIABILITIES	4,619,139,370	4,619,139,370	4,610,159,119	7,689,724	—	1,290,527	2,990,610,554

GRUPO FINANCIERO GALICIA S.A. SCHEDULE N – CREDIT ASSISTANCE TO AFFILIATES
AS OF DECEMBER 31, 2023 AND 2022
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

Situation	Normal	With Special Follow- up /Low Risk	With Problems / Medium Risk		With High Insolvency Risk / High Risk		Uncollectible	Uncollectible due to Technical Reasons	Total
Items			Not Past Due	Past Due	Not Past Due	Past Due			12.31.23	12.31.22
Loans and Other Financing	16,150,397	—	—	—	—	—	32,678	—	16,183,075	9,694,556
- Advances	523,060	—	—	—	—	—	1,195	—	524,255	850,479
Without Preferred Guarantees or Counter-guarantees	523,060	—	—	—	—	—	1,195	—	524,255	850,479
- Overdraft	10,987,643	—	—	—	—	—	—	—	10,987,643	5,080,432
Without Preferred Guarantees or Counter-guarantees	10,987,643	—	—	—	—	—	—	—	10,987,643	5,080,432
- Mortgage and Collateral Loans	152,542	—	—	—	—	—	—	—	152,542	510,352
With Preferred Guarantees and Counter-guarantees “B”	152,542	—	—	—	—	—	—	—	152,542	509,385
Without Preferred Guarantees or Counter-guarantees	—	—	—	—	—	—	—	—	—	967
- Personal Loans	274,344	—	—	—	—	—	—	—	274,344	703,406
Without Preferred Guarantees or Counter-guarantees	274,344	—	—	—	—	—	—	—	274,344	703,406

GRUPO FINANCIERO GALICIA S.A. SCHEDULE N – CREDIT ASSISTANCE TO AFFILIATES (Continued)
AS OF DECEMBER 31, 2023 AND 2022
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

Situation	Normal	With Special Follow-up / Low Risk	With Problems / Medium Risk		With High Insolvency Risk / High Risk		Uncollectible	Uncollectible due to Technical Reasons	Total
Items			Not Past Due	Past Due	Not Past Due	Past Due			12.31.23	12.31.22
- Credit Cards	1,355,168	—	—	—	—	—	28	—	1,355,196	2,262,985
Without Preferred Guarantees or Counter-guarantees	1,355,168	—	—	—	—	—	28	—	1,355,196	2,262,985
- Other	2,857,640	—	—	—	—	—	31,455	—	2,889,095	286,902
With Preferred Guarantees and Counter-guarantees “B”	28,532	—	—	—	—	—	—	—	28,532	3,735
Without Preferred Guarantees or Counter-guarantees	2,829,108	—	—	—	—	—	31,455	—	2,860,563	283,167
Investments in Equity Instruments	2,802,656	—	—	—	—	—	—	—	2,802,656	4,692,552
Contingent Commitments	17,684,613	—	—	—	—	—	—	—	17,684,613	20,174,422
TOTAL	36,637,666	—	—	—	—	—	32,678	—	36,670,344	34,561,530
ALLOWANCES	34,329	—	—	—	—	—	16,332	—	50,661	121,888

GRUPO FINANCIERO GALICIA S.A. SCHEDULE O – DERIVATIVE FINANCIAL INSTRUMENTS
AS OF DECEMBER 31, 2023
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

Type of Contract	Objective of the Operations	Underlying Asset	Type of Settlement	Scope of Negotiation or Counterpart	Weighted Average Term Originally- Agreed	Residual Weighted Average Term	Weighted Average Term to Settle Differences	Amount(*)
Forwards in Foreign Currency
OTC - Purchases	Brokerage - own account	Foreign currency	Daily settlement of the difference	MAE	2	1	1	98,996,400
OTC - Sales	Brokerage - own account	Foreign currency	Daily settlement of the difference	MAE	2	2	1	88,352,927
ROFEX - Purchases	Brokerage - own account	Foreign currency	Daily settlement of the difference	ROFEX	3	2	1	1,216,180,543
ROFEX - Sales	Brokerage - own account	Foreign currency	Daily settlement of the difference	ROFEX	4	2	1	1,102,460,493
Forwards with Customers
Purchases	Brokerage - own account	Foreign currency	Upon maturity of differences	OTC - Residents in Argentina - Non-financial sector	7	4	202	169,536,226
Sales	Brokerage - own account	Foreign currency	Upon maturity of differences	OTC - Residents in Argentina - Non-financial sector	3	2	95	110,142,788
Repurchase Transactions
Forward Sales	Brokerage - own account	Argentine government securities	With delivery of the underlying asset	MAE	—	—	—	47,506,423
Forward Purchases	Brokerage - own account	Argentine government securities	With delivery of the underlying asset	MAE	—	—	—	2,430,613,895
Options
Put options taken	Brokerage - own account	Argentine government securities	With delivery of the underlying asset	BCRA	6	11	—	4,967,096,020
____________________
(*)Relates to the notional amount.

GRUPO FINANCIERO GALICIA S.A. SCHEDULE P – CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES
AS OF DECEMBER 31, 2023
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

	Amortized Cost	Fair Value through OCI	Fair Value through Profit or Loss	Fair Value Hierarchy
Items			Mandatory Measurement	Level 1	Level 2	Level 3
FINANCIAL ASSETS
Cash and Due from Banks	4,023,323,415	—	—	—	—	—
Cash	2,228,848,927	—	—	—	—	—
Financial Institutions and Correspondents	1,794,474,488	—	—	—	—	—
Debt Securities at Fair Value through Profit or Loss	—	—	1,207,056,327	1,203,715,336	2,840,713	500,278
Derivative Financial Instruments	—	—	71,138,490	41,638	71,096,852	—
Repurchase Transactions	2,358,830,105	—	—	—	—	—
Argentine Central Bank	2,358,824,100	—	—	—	—	—
Other Financial Institutions	6,005	—	—	—	—	—
Other Financial Assets	259,641,701	—	99,381,082	99,337,659	43,423	—
Loans and Other Financing	6,210,116,814	—	—	—	—	—
Non-financial Public Sector	757,136	—	—	—	—	—
Argentine Central Bank	82,237	—	—	—	—	—
Other Financial Institutions	54,985,231	—	—	—	—	—
Non-financial Private Sector and Residents Abroad	6,154,292,210	—	—	—	—	—
Advances	241,596,034	—	—	—	—	—
Overdraft	1,418,845,984	—	—	—	—	—
Mortgage Loans	76,431,093	—	—	—	—	—
Pledge Loans	90,897,588	—	—	—	—	—
Personal Loans	515,494,913	—	—	—	—	—
Credit-card loans	3,440,923,015	—	—	—	—	—
Finance Leases	12,617,709	—	—	—	—	—
Others	357,485,874	—	—	—	—	—
Other Debt Securities	3,840,129,088	42,993,826	—	21,451,443	21,542,383	—
Financial Assets Pledged as Collateral	797,258,435	—	72,678,634	72,678,634	—	—
Investments in Equity Instruments	—	—	19,427,399	5,462,299	—	13,965,100
TOTAL FINANCIAL ASSETS	17,489,299,558	42,993,826	1,469,681,932	1,402,687,009	95,523,371	14,465,378

GRUPO FINANCIERO GALICIA S.A. SCHEDULE P – CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES (Continued)
AS OF DECEMBER 31, 2023
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

	Amortized Cost	Fair Value through OCI	Fair Value through Profit or Loss	Fair Value Hierarchy
Items			Mandatory Measurement	Level 1	Level 2	Level 3
FINANCIAL LIABILITIES
Deposits	11,505,796,543	—	—	—	—	—
Non-financial Public Sector	133,385,051	—	—	—	—	—
Financial Sector	5,601,274	—	—	—	—	—
Non-financial Private Sector and Residents Abroad	11,366,810,218	—	—	—	—	—
Checking Accounts	1,279,666,544	—	—	—	—	—
Savings Accounts	7,368,625,221	—	—	—	—	—
Time Deposit and Term Investments	2,307,563,990	—	—	—	—	—
Others	410,954,463	—	—	—	—	—
Liabilities at fair value through profit or loss	—	—	99,752,488	99,752,488	—	—
Derivative Financial Instruments	—	—	24,670,981	—	24,670,981	—
Repurchase Transactions	47,061,623	—	—	—	—	—
Argentine Central Bank	47,061,623	—	—	—	—	—
Other Financial Liabilities	2,566,789,182	—	—	—	—	—
Financing Received from the Argentine Central Bank and Other Financial Institutions	278,441,132	—	—	—	—	—
Debt Securities	186,896,801	—	—	—	—	—
Subordinated Debt Securities	414,476,406	—	—	—	—	—
TOTAL FINANCIAL LIABILITIES	14,999,461,687	—	124,423,469	99,752,488	24,670,981	—

GRUPO FINANCIERO GALICIA S.A. SCHEDULE Q – INCOME STATEMENT BREAKDOWN
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2021 AND ENDED December 31, 2023, PRESENTED IN COMPARATIVE FORMAT
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

Items	Net Financial Income/(Expense)
	Mandatory Measurement	OCI
From Measurement of Financial Assets at Fair Value through Profit or Loss
Income from Government Securities	305,782,452	1,890,573
Income from Corporate Securities	232,523,102	—
Income from Derivative Financial Instruments	35,143,088	—
Repurchase Transactions	35,143,088	—
Income from Other Financial Assets	3,453	—
From Measurement of Financial Liabilities at Fair Value through Profit or Loss
Loss from Derivative financial instruments	(21,326,451)	—
Forward transactions	(348,852)	—
Options	(20,977,599)	—
Total as of 12.31.23	552,125,644	1,890,573

	Net Financial Income/(Expense)
Items	Mandatory Measurement	OCI
From Measurement of Financial Assets at Fair Value through Profit or Loss
Income ( Loss) from Government Securities	2,022,618,290	(6,667,430)
Income from Corporate Securities	83,075,455	—
Income from Derivative Financial Instruments	21,375,097	—
Repurchase Transactions	21,375,097	—
Loss from Other Financial Assets	—	(140,287)
From Measurement of Financial Liabilities at Fair Value through Profit or Loss
Loss from Derivative financial instruments	(4,612,848)	—
Forward transactions	(1,384,898)	—
Options	(3,227,950)	—
Total as of 12.31.22	2,122,455,994	(6,807,717)

Items	Net Financial Income/(Expense)
	Mandatory Measurement	OCI
From Measurement of Financial Assets at Fair Value through Profit or Loss
Income from Government Securities	1,102,765,006	1,531,290
Income from Corporate Securities	39,864,941	—
Income from Derivative Financial Instruments	27,549,546	—
Repurchase Transactions	27,549,546	—
Income from sale o derecognition of financial assets at fair value	95,231	—
From Measurement of Financial Liabilities at Fair Value through in Profit or Loss
Loss from Derivative Financial Instruments	(1,165,577)	—
Repurchase Transactions	(1,152,151)	—
Interest Rate Swaps	(13,426)	—
Total as of 12.31.21	1,169,109,147	1,531,290

GRUPO FINANCIERO GALICIA S.A. SCHEDULE Q – INCOME STATEMENT BREAKDOWN (Continued)
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2021 AND ENDED December 31, 2023, PRESENTED IN COMPARATIVE FORMAT
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

Interest and Adjustments for Application of Effective Interest Rate of Financial Assets Measured at Amortized Cost	12.31.23	12.31.22	12.31.21
Interest Income
On Cash and Due from Banks	520,057	29,391	4,928
On Corporate Securities	(8,035,812)	8,439,542	5,138,623
On Government Securities	4,429,699,990	1,046,750,342	213,837,854
On Loans and Other Financing	4,070,430,778	3,163,418,951	2,670,220,617
Financial Sector	33,215,827	24,963,878	27,755,720
Non-financial Private Sector	4,037,214,951	3,138,455,073	2,642,464,897
Advances	313,017,390	256,775,965	155,521,328
Mortgage Loans	326,384,714	271,519,722	243,953,564
Pledge Loans	58,276,975	58,282,785	55,001,686
Personal Loans	400,448,682	310,890,555	302,475,165
Credit Card Loans	1,390,759,458	1,084,338,422	960,481,928
Finance Leases	12,770,103	4,273,963	3,470,221
Notes	1,415,005,839	972,833,272	763,873,600
Pre-financing and export financing	4,364,163	10,023,502	30,739,786
Others	116,187,627	169,516,887	126,947,619
On Repurchase Transactions	1,091,133,684	281,600,440	658,970,823
Argentine Central Bank and Other Financial Institutions	1,048,171,514	273,532,451	658,817,424
Other Financial Institutions	42,962,170	8,067,989	153,399
Total	9,583,748,697	4,500,238,666	3,548,172,845

Interest-related Expenses	12.31.23	12.31.22	12.31.21
On Deposits	(5,475,497,010)	(3,173,154,345)	(2,002,568,633)
Non-financial Private Sector	(5,475,497,010)	(3,173,154,345)	(2,002,568,633)
Checking Accounts	(2,438,966)	(3,274,817)	(3,827,778)
Savings Accounts	(131,727,309)	(18,144,887)	(220,029)
Time Deposit and Term Investments	(3,864,752,853)	(2,480,339,752)	(1,502,454,596)
Others	(1,476,577,882)	(671,394,889)	(496,066,230)
Financing Received from the Argentine Central Bank and Other Financial Institutions	(167,354,929)	(137,230,582)	(37,539,180)
On Repurchase Transactions	(15,953,752)	(9,718,289)	(2,918,657)
Other Financial Institutions	(15,953,752)	(9,718,289)	(2,918,657)
On Other Financial Liabilities	(274,869,117)	(24,747,104)	(29,126,932)
On Debt Securities	(144,390,004)	(174,807,840)	(113,109,938)
On Subordinated Debt Securities	(22,998,537)	(23,176,820)	(26,672,817)
Total	(6,101,063,349)	(3,542,834,980)	(2,211,936,157)

GRUPO FINANCIERO GALICIA S.A. SCHEDULE Q – INCOME STATEMENT BREAKDOWN (Continued)
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2021 AND ENDED December 31, 2023, PRESENTED IN COMPARATIVE FORMAT
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

Fee Income	12.31.23	12.31.22	12.31.21
Fee Related to Credit cards	459,626,511	410,960,922	385,866,932
Fee related to Insurance	21,962,131	28,806,566	32,780,833
Fee related to Obligation	399,049,289	381,249,415	374,251,120
Fee Related to Credits	124,376,473	130,252,629	134,312,103
Fee Related to Loan Commitments and Financial Guarantees	4,330,469	1,875,262	1,485,141
Fee Related to Securities	57,240,579	32,895,548	29,434,468
Fee for Collections Management	4,570,046	5,256,726	5,039,822
Fee for Foreign and Exchange Transactions	30,967,566	28,767,220	22,606,411
Total	1,102,123,064	1,020,064,288	985,776,830

Fee-related Expenses	12.31.23	12.31.22	12.31.21
Fees related to Transactions with Securities	(3,411,352)	(2,107,858)	(2,274,246)
Fees related to Credit Cards	(90,125,059)	(102,197,617)	(102,633,220)
Fees related to foreign operations and exchange	(4,169,788)	(3,941,400)	(4,248,700)
Fees related to indirect channels	(3,455,033)	(3,757,403)	(4,325,962)
Others	(50,647,115)	(57,234,362)	(40,774,589)
Total	(151,808,347)	(169,238,640)	(154,256,717)